2025 ANNUAL REPORT

Letter to Shareholders

Fiscal 2025 was a year of disciplined execution for Shoe Carnival, marked by strong operational performance, an exceptional balance sheet, and deliberate strategic decisions designed to protect long-term value amid a challenging retail environment. As we enter Fiscal 2026, our priorities are clear, our strategy is data driven, and our financial foundation remains a significant competitive advantage.

On February 24, 2026, the Board appointed me Interim President and Chief Executive Officer following Mark Worden's departure. I have been part of the Shoe Carnival family for twenty-nine years, including nearly a decade as President and CEO. For the past five years, prior to returning as Interim President and CEO, I was closely involved as Vice Chairman of the Board. I accepted this responsibility with a deep familiarity with our stores and a clear focus on executing with clarity, discipline, and accountability. A comprehensive search for a permanent CEO is underway.

Fiscal 2025 Performance
For the full fiscal year, we delivered earnings per share of $1.90, reflecting the strength and adaptability of our retail-focused operating model. Gross profit margin surpassed 35% for the fifth consecutive year, and we ended the year with over $130 million in cash and marketable securities, which marked the 21st consecutive year that we have been debt-free. These results reflect the hard work and dedication of more than 5,000 associates working every day to deliver targeted merchandising, along with the operational superiority of our store associates. Thanks to these efforts, we were able to navigate one of the most competitive consumer environments in recent memory.

Banner Performance and Brand Portfolio
In total, our net sales were down 5.6% on a comparable store basis reflecting the headwinds many retailers are reporting for Fiscal 2025. Shoe Station stores generated 21% of the enterprise sales while generating a 2.7% net sales increase as compared to Fiscal 2024. Shoe Station's e-commerce momentum has been particularly encouraging, demonstrating strong consumer demand well beyond the physical footprint of converted stores. This reinforces our conviction in the brand's long-term growth potential.

Shoe Carnival net sales declined 7.7% which reflects the current environment for the low to middle-income consumer that is so important to the Shoe Carnival brand. The Shoe Carnival banner continues to serve a diverse customer base who seek fashion at a value.

Rebanner Strategy: A Disciplined Reset
Fiscal 2025 marked the first large-scale deployment of our rebanner initiative, with 101 store conversions completed. While many of these stores are performing well, results across the group showed meaningful variability particularly in in-store traffic and conversion. Notably, e-commerce performance across rebannered stores remained encouraging throughout the year, reinforcing the brand's consumer appeal and providing important context alongside the in-store variability results.

As a result of the in-store sales performance, we are deliberately moderating the pace of future rebanner conversions while we refine several key elements. Over the next several months, we will apply our CRM data to more precisely identify the consumer demographics and store-level characteristics best suited to the Shoe Station format. We will improve our efforts on tailoring the assortment in each store to the customer that shops each individual store. And lastly, we will improve the marketing effectiveness. In Fiscal 2026, we plan to rebanner approximately 21 Shoe Carnival stores into Shoe Station stores ahead of the Back-to-School season, focusing only on locations where we have high confidence in store-level economics. This refined strategy is a more precise and disciplined approach to the continued rollout of Shoe Station rebanners.

The Board's conviction in Shoe Station as our long-term growth vehicle remains unchanged, and the proposed corporate name change to Shoe Station Group, Inc. will be presented for shareholder approval at our Annual Meeting on June 10, 2026.

Fiscal 2026 Priorities
Our focus for the coming year centers on these operational priorities:

1. Stabilizing Sales
After four years of comparable store net sales declines, both total net sales and comparable store net sales for Fiscal 2026 are expected to be approximately down 1% to up 1% compared to Fiscal 2025, reflecting the continued Shoe Station growth and improving performance at Shoe Carnival.

2. Inventory Reduction

We entered Fiscal 2026 with elevated inventory levels due to intentional pre-tariff purchases that supported our margins in Fiscal 2025. Throughout the year, we will reduce inventory through disciplined selling and targeted promotions, primarily in the first half of the year. Our inventory reduction goal is between $50 to $65 million. While this will pressure margins near-term, it strengthens cash flow and positions us well for future periods.

3. Targeted Rebanner Execution

Fewer, more precisely selected Shoe Station conversions will improve returns and allow newly rebannered Shoe Station stores to ramp more consistently.

4. Cost Control

Adjusted SG&A expenses are expected to decline by approximately $12 to $14[1] million compared to Fiscal 2025, driven by lower rebanner activity and ongoing expense discipline.

Margin Dynamics and Outlook

Fiscal 2026 earnings are impacted by a clear and explainable set of factors. In early Fiscal 2025, we raised prices in advance of tariff-related cost increases, creating a temporary margin benefit. As higher cost inventory flows into cost of goods sold and promotional activity increases to normalize inventory, gross margin is expected to moderate. We continue to monitor the evolving tariff environment and are engaged with our vendor partners on mitigation strategies for any additional cost pressures that may emerge in Fiscal 2026 and beyond.

Accordingly, we expect adjusted earnings per share of $1.40 to $1.60[1] in Fiscal 2026, excluding CEO transition costs. Importantly, we view this as a timing reset, not a structural decline. As inventory normalizes and the temporary Fiscal 2025 price increase rolls through year-over-year comparisons, we expect gross margins to return to historically typical levels above 35% in Fiscal 2027.

Dividend and Capital Strength

During our March Board meeting, the Board approved an increase in our quarterly dividend to $0.17 per share, marking our 12th consecutive annual increase and our 56th consecutive quarter paying a dividend. This reflects confidence in our cash generating ability and our commitment to returning capital to shareholders from a position of financial strength.

Closing

Shoe Carnival enters Fiscal 2026 with:
• A debt-free balance sheet.
• Significant cash reserves.
• Two well-defined store banners, each with a distinct and data-driven consumer focus, and
• A clear, disciplined plan for near-term execution and long-term growth.

The decisions we are making today—reducing inventory, refining the pace of rebanners, and controlling costs—are grounded in data and focused on maximizing shareholder value over the long-term. While near-term earnings pressure is real, it is manageable, understood, and purposeful.

On behalf of our Board and our associates, thank you for your continued confidence and support.

Sincerely,

Cliff Sifford

Cliff Sifford
Vice Chairman of the Board
Interim President and Chief Executive Officer

[1]Forward-Looking Non-GAAP Financial Measures
This shareholder letter includes forward-looking performance measures that exclude expected CEO transition costs and thus will differ from our financial results for Fiscal 2026 that will include these costs as reported using GAAP. We have not provided quantitative reconciliations of these forward-looking performance measures: Adjusted earnings per share and Adjusted SG&A to the most directly comparable forward-looking GAAP financial measures, earnings per diluted share and selling, general and administrative expense, respectively, because the excluded items are not fully available on a prospective basis without unreasonable efforts. This is due to the inherent difficulty of forecasting the occurrence, timing, and amount of certain costs that have not yet occurred or cannot be reasonably predicted. It is probable that these forward-looking non-GAAP financial measures may be materially different from the corresponding GAAP financial measures.

SHOE CARNiVAL®

SHOE STATION®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

[X] **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended: **January 31, 2026**

or

[ ] **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ **to** _____

Commission File Number: 0-21360

Shoe Carnival, Inc.
(Exact name of registrant as specified in its charter)

Indiana	**35-1736614**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification Number)*

1800 Innovation Point, 5th Floor **Fort Mill, SC**	**29715**
(Address of principal executive offices)	*(Zip code)*

(803) 650-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SCVL	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ]Yes   [X]No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
[ ]Yes   [X]No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[X]Yes   [ ]No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
[X]Yes   [ ]No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

[ ] Large accelerated filer   [X] Accelerated filer   [ ] Non-accelerated filer   [ ] Smaller reporting company   [ ] Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [ ]

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. [X]

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. [ ]

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
               [ ]Yes   [X]No

The aggregate market value of the voting stock held by non-affiliates of the registrant based on the last sale price for such stock at August 1, 2025 (the last business day of the registrant's most recently completed second fiscal quarter) was approximately $356,973,588 (assuming solely for the purposes of this calculation that all Directors and executive officers of the registrant are "affiliates").

Number of Shares of Common Stock, $.01 par value, outstanding at March 20, 2026 was 27,469,571.

DOCUMENTS INCORPORATED BY REFERENCE

Certain information contained in the Definitive Proxy Statement for the 2026 Annual Meeting of Shareholders of the Registrant to be held on June 10, 2026 are incorporated by reference into PART III hereof.

Auditor Firm Id: 34   Auditor Name: Deloitte & Touche LLP   Auditor Location: Indianapolis, IN

TABLE OF CONTENTS

PART I

Item 1.	Business	5
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	27
Item 1C.	Cybersecurity	27
Item 2.	Properties	29
Item 3.	Legal Proceedings	30
Item 4.	Mine Safety Disclosures	30

PART II

Item 5.	Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	31
Item 6.	[Reserved]	32
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	33
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	43
Item 8.	Financial Statements and Supplementary Data	43
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	71
Item 9A.	Controls and Procedures	71
Item 9B.	Other Information	73
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	73

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	74
Item 11.	Executive Compensation	74
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	74
Item 13.	Certain Relationships and Related Transactions, and Director Independence	74
Item 14.	Principal Accountant Fees and Services	74

PART IV

Item 15.	Exhibits and Financial Statement Schedules	75
Item 16.	Form 10-K Summary	78
Signatures		79

Shoe Carnival, Inc.
Fort Mill, South Carolina

Annual Report to Securities and Exchange Commission
For the Fiscal Year Ended January 31, 2026

PART I

Cautionary Statement Regarding Forward-Looking Information

This Annual Report on Form 10-K contains forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to: our ability to achieve expected operating results from, and planned growth of, our Shoe Station banner, including our ability to increase our comparable stores Net Sales from rebannering Shoe Carnival locations into Shoe Station locations and our ability to achieve expected cost savings, synergies, and inventory reductions from operating more Shoe Station stores, within expected time frames, or at all; the impact of competition and pricing, including our ability to maintain current promotional intensity levels; changes in the political and economic environments in, the status of trade relations with, and the impact of changes in trade policies and tariffs impacting China and other countries that are the major manufacturers of footwear; our ability to control costs and meet our labor needs in a rising wage, inflationary, and/or supply chain constrained environment; cost and uncertainty associated with our CEO transition; the effects and duration of economic downturns and unemployment rates; the potential impact of national and international security concerns, including those caused by war and terrorism, on the retail environment; general economic conditions, such as gasoline and energy prices and interest rates, in the areas of the continental United States and Puerto Rico where our stores are located; changes in the overall retail environment and more specifically in the apparel and footwear retail sectors; our ability to successfully utilize the e-commerce sales channel and its impact on traffic and transactions in our physical stores; the success of the open-air shopping centers where many of our stores are located and the impact on our ability to attract customers to our stores; our ability to attract customers to our e-commerce platform and to successfully grow our omnichannel sales; the effectiveness of our inventory management, including our ability to manage key merchandise vendor relationships and direct-to-consumer initiatives; changes in our relationships with other key suppliers; our ability to successfully manage and execute our marketing initiatives and maintain positive brand perception and recognition; our ability to successfully manage our current real estate portfolio and leasing obligations; changes in weather, including patterns impacted by climate change; changes in consumer buying trends and our ability to identify and respond to emerging fashion trends; the impact of disruptions in our distribution or information technology operations including at our distribution center located in Evansville, IN; the impact of natural disasters, public health and political crises, civil unrest, and other catastrophic events on our operations and the operations of our suppliers, as well as on consumer confidence and purchasing in general; the duration and spread of a public health crisis and the mitigating efforts deployed, including the effects of government stimulus on consumer spending; risks associated with the seasonality of the retail industry; the impact of unauthorized disclosure or misuse of personal and confidential information about our customers, vendors and employees, including as a result of a cybersecurity breach; our ability to effectively achieve the operating results from, and maintain the synergies, efficiencies and other benefits gained through, our acquisition strategy; our ability to successfully execute our business strategy, including the availability of desirable store locations at acceptable lease terms, our ability to identify, consummate or effectively integrate future acquisitions, our ability to implement and adapt to new technology and systems, our ability to open new stores in a timely and profitable manner, including our entry into major new markets, and the availability of sufficient funds to implement our business plans; higher than anticipated costs associated with the closing of underperforming stores; the inability of manufacturers to deliver products in a timely manner; an increase in the cost, or a disruption in the flow, of imported goods; the impact of regulatory changes in the United States, including minimum wage laws and regulations, and the countries where our manufacturers are located; the resolution of litigation or regulatory proceedings in which we are or may become involved; continued volatility and disruption in the capital and credit markets; future stock repurchases under our stock repurchase program and future dividend payments. For a more detailed discussion of risk factors impacting us, see PART I, ITEM 1A, "Risk Factors" of this Annual Report on Form 10-K.

ITEM 1. BUSINESS

Our Company

Shoe Carnival, Inc. is one of the nation's largest omnichannel retailers of footwear and accessories for the family. Our goal is to be the leading family footwear retailer in the United States. We operate a retail-focused business model designed to deliver a differentiated footwear shopping experience featuring national name brands. Our omnichannel approach provides customers easy access to our broad assortment of branded footwear for athletics, daily activities, special events and work through the customer's preferred delivery channel.

We have a demonstrated track record of selling branded footwear, including Nike, Skechers, Crocs, adidas, Puma, HEYDUDE, HOKA, Birkenstock, Converse and Brooks, and of generating profits without incurring debt. We have been in operation for 47 years and have been subject to SEC reporting requirements as a public company since 1993. Since 1993, we have earned a profit in every fiscal year except 1995.

As part of our long-term growth strategy, we have invested, and will continue to invest, significantly in our rebanner strategy, acquisitions, our customer relationship management ("CRM") capabilities, our e-commerce infrastructure and modernization of our store fleet as key drivers of profitable growth.

As of our Fiscal 2025 year end, we operated 426 stores across 35 states and Puerto Rico, consisting of 144 Shoe Station locations and 282 Shoe Carnival locations. During Fiscal 2025, we initiated a Shoe Station rebanner growth strategy, which has evolved over time, as described below.

Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2025, 2024 and 2023 relate to the fiscal years ended January 31, 2026 ("Fiscal 2025"), February 1, 2025 ("Fiscal 2024"), and February 3, 2024 ("Fiscal 2023"), respectively. Fiscal 2026 refers to our fiscal year ending January 30, 2027. Fiscal 2023 consisted of 53 weeks, while all other years presented and discussed consisted of 52 weeks.

References to "Shoe Station" and "Shoe Carnival" are to the individual store banners, not the entire Company. References to "we," "us," "our," and the "Company" in this Annual Report on Form 10-K refer to Shoe Carnival, Inc. and its subsidiaries. Shoe Carnival, Inc. is an Indiana corporation that was initially formed in Delaware in 1993 and reincorporated in Indiana in 1996.

References to the "SEC" refer to the United States Securities and Exchange Commission.

See PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Annual Report on Form 10-K for additional information regarding the trends affecting our operating results.

Our Store Banners

As of our Fiscal 2025 year end, we operated 426 stores under two banners: Shoe Carnival and Shoe Station. The following sections describe each banner and its role in the Company's strategic direction.

Shoe Carnival

Our Shoe Carnival retail concept has developed over our 47-year history and is differentiated from our competitors by our distinctive, fun and promotional marketing efforts. Shoe Carnival stores combine competitive pricing with a high-energy in-store environment that encourages customer participation. Unique features of our Shoe Carnival store experience include upbeat music, opportunities for customers to spin our spin-n-win wheel and a mic-person who runs in-store specials. These specials include contests, games and hot deals of the moment to encourage customers to take immediate advantage of our special, in-store pricing.

Footwear in our Shoe Carnival physical stores is organized by category and brand, creating strong brand statements within the aisles. These brand statements are underscored by branded signage on endcaps and in-line signage throughout the store. Our signage may highlight a vendor's product offerings or sales promotions or may highlight seasonal or lifestyle statements by grouping similar footwear from multiple vendors.

Shoe Carnival's primary customers are moderate to low-income families. Our Shoe Carnival bannered stores serve families with children through moderate-income brands and a value-oriented selection, with entry-level price points.

As of our Fiscal 2025 year end, we operated 282 Shoe Carnival bannered stores located across 31 states and Puerto Rico and offered online shopping at www.shoecarnival.com.

Shoe Station

In Fiscal 2021, we acquired our first 21 Shoe Station stores. The Shoe Station banner and retail locations serve a broader base of footwear customer. Our Shoe Station concept targets a more affluent footwear customer than our Shoe Carnival banner and has a strong track record of capitalizing on emerging footwear fashion trends and introducing new brands that meet the needs of the target customer. While value-conscious, our view is that these customers are not totally driven by price. Shoe Station serves this demographic through a differentiated assortment of premium brands and an enhanced in-store experience.

Shoe Station stores feature a modern and approachable shopping environment designed around accessibility and ease of navigation. Product is presented in curated displays that allow customers to shop our merchandise with or without assistance from our staff. The product assortment in our Shoe Station bannered stores includes higher end athletics and non-athletics shoes and more accessories. Our Shoe Station bannered stores require approximately 20 to 25 percent less inventory per store, on average, compared to our Shoe Carnival bannered stores.

In Fiscal 2024, we acquired Rogan Shoes, Incorporated ("Rogan's"), a privately-held 53-year-old work and family footwear retailer incorporated in Wisconsin. At the time of acquisition, Rogan's operated 28 store locations in Wisconsin, Minnesota and Illinois. This acquisition immediately positioned us as the family footwear market leader in Wisconsin and established a store base in Minnesota, creating additional expansion opportunities. During the fourth quarter of Fiscal 2025, we completed the integration of Rogan's operations and its 28 stores into our Shoe Station banner.

As of our Fiscal 2025 year end, we operated 144 Shoe Station bannered stores across 19 states and offered online shopping at www.shoestation.com.

Our Banner Strategy

Since the acquisition of Shoe Station in Fiscal 2021, we have been evaluating customer analytics and market data and developing strategies to expand the Shoe Station banner. For the past three fiscal years, Shoe Station has been a market leader in the Southeast, and, according to our view of available industry data, Shoe Station has been the fastest growing retailer in our industry in terms of Net Sales growth. During the same period, our Shoe Carnival banner and the family footwear industry have experienced comparable stores Net Sales declines.

As previously disclosed, we believe that a national expansion opportunity exists in markets where the customer and/or market characteristics align better with our Shoe Station concept, rather than our Shoe Carnival concept. During Fiscal 2024, we completed a 10-store in-market test, where we closed underperforming Shoe Carnival stores and opened new Shoe Station stores in those markets. Based on the customer response and business results from those rebanners, in March 2025, we announced a long-term strategy to scale up Shoe Station into a national footwear and accessories leader.

During Fiscal 2025, we rebannered 101 stores, consisting of 73 Shoe Carnival stores and all 28 Rogan's stores. At the end of Fiscal 2025, Shoe Station bannered stores represented approximately 34% of our total store fleet, compared to approximately 10% at the end of Fiscal 2024.

Our Shoe Station banner, excluding Rogan's stores which were not included in our comparable stores in Fiscal 2025, achieved Net Sales growth of 2.7% compared to Fiscal 2024. The Net Sales gain of 2.7% outpaced Shoe Carnival banner Net Sales declines by 10.4 percentage points.

In evaluating the performance of the 101 rebannered stores, particularly Net Sales in the second-half of Fiscal 2025, we observed that, while Shoe Station's e-commerce results have been a meaningful contributor to banner-level sales growth, demonstrating strong consumer response to the Shoe Station brand and assortment online, there was significant variability in in-store sales performance across rebannered locations, with some stores performing well and others not achieving anticipated results. As a result, we made the strategic decision to slow the pace of store rebanners in Fiscal 2026 from our previously announced timelines to allow time to identify which consumer demographics are responding most favorably to the Shoe Station format, to determine which marketing channels are most effective in driving new customer acquisition, and to refine product mix in rebannered stores to improve in-store conversion. We now expect to rebanner approximately 21 stores during the first half of Fiscal 2026 while this evaluation is conducted.

The Shoe Station banner is expected to continue as our primary growth banner as we leverage our CRM customer data to identify opportunities both within our current markets as well as new markets outside of our current footprint that are best suited for the Shoe Station format.

However, in markets where Shoe Carnival has historically been a dominant family footwear retailer, we expect that those stores will continue to operate under the Shoe Carnival banner. The Shoe Carnival banner continues to serve an important customer base in a meaningful number of locations, and we expect to manage both banners accordingly.

As a result of the rebannering completed in Fiscal 2025, our Fiscal 2025 Operating Income decreased by approximately $24.1 million compared to Fiscal 2024 due to lost sales during a four-to-six-week store closure period through each store's grand opening, store closing costs and asset write-offs, additional depreciation of new store construction costs, customer acquisition costs and other costs. In Fiscal 2026 we expect $10 to $15 million of continued rebanner investment impacting Operating Income to support stores rebannered in Fiscal 2025 and those that are planned to rebanner in Fiscal 2026, inclusive of expected lower margins to work through excess inventory as more stores rebanner. Capital expenditures supporting the rebanner initiative totaled approximately $37.1 million in Fiscal 2025. We anticipate additional capital expenditures in Fiscal 2026 of between $5 to $7 million to support the rebanner initiative. Though impacting near-term profitability and liquidity, we expect these investments will position us for more sustainable future performance.

On November 13, 2025, we announced that our Board of Directors unanimously approved changing our corporate name to Shoe Station Group, Inc., subject to shareholder approval at our Annual Meeting of Shareholders in June 2026. That proposed name change remains on the June 2026 agenda. The proposed corporate name change to Shoe Station Group, Inc. reflects the Board's conviction that the Shoe Station concept is our primary long-term growth vehicle.

See PART I, ITEM 1A, "Risk Factors" for a discussion of risks associated with our rebanner strategy and PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional discussion of the financial impact of our banner strategy.

Our Omnichannel Platform

Distinctive In-Store Shopping Experience

Across both of our banners, our in-store merchandise is displayed directly on the selling floor in an open stock format, allowing customers to serve themselves if they choose. Trained staff is dedicated to customer service and assists customers with merchandise features, sizes, styles and colors. Our store design incorporates digital screens that are centrally controlled and adaptable, enhancing the in-store shopping experience.

E-commerce

Our e-commerce platform is an extension of our physical stores and is designed to enhance our customer's shopping experience. We are committed to providing a personalized, seamless customer experience across all channels, and management believes that our ongoing omnichannel initiatives are aligned with changing consumer behavior.

We continue to expect our e-commerce platform, which operates both our Shoe Station and Shoe Carnival websites, to be a significant sales channel. E-commerce sales represented approximately 10 percent of merchandise sales in each of Fiscal 2025 and Fiscal 2024.

Order Management and Fulfillment

We have implemented a third-party hosted order management system designed to our specifications, which has enabled us to meet the complex demands of omnichannel fulfillment and has positioned us to further scale our e-commerce capabilities as our business grows.

Ship-From-Store. Our Ship-From-Store program is a core element of our omnichannel strategy. Online orders are primarily fulfilled using physical store inventory and staff. By fulfilling e-commerce orders principally from store-level inventory and overhead, we are able to minimize out-of-stocks, offer customers an expanded online assortment and leverage existing store infrastructure. E-commerce orders can also be fulfilled from our distribution center in Evansville, Indiana, which is utilized during periods of peak demand.

Vendor Drop-Ship Program. We also maintain a vendor drop-ship program with select business partners. This program offers our customers an expanded online assortment of styles and colors that we do not carry in our stores. While our customers benefit from expanded item assortment, the functionality of this program is seamless, and our customer's online experience is not impacted by the vendor drop-ship fulfillment option. As an additional benefit, we do not need to make a capital investment in this expanded inventory assortment, as our vendors participating in this program carry and fulfill the merchandise.

Customer Relationship Management

Our CRM program continues to provide valuable customer insights, resulting in more efficient and effective marketing outreach. Our CRM program provides our marketing, merchandising, analytics and real estate teams with a comprehensive view of our customer's shopping behaviors, forms the foundation of our marketing efforts and our Shoe Perks loyalty program ("Shoe Perks") and has been used to support our rebanner strategy.

Our access to customer data allows us to communicate with customers on a segmented basis through owned and paid media channels and to tailor the merchandise mix at the individual store level. Through transaction data, we gain insights into our customers' shopping habits, including where, when and how they shop our stores and navigate our online presence. Additionally, the CRM program allows us to gain a deeper understanding of the brands and categories that our high-value customers consistently purchase, enabling us to meet customer demand at the geographic and store level.

Our CRM program allows us to drive customer retention by delivering to each customer more individualized shopping opportunities and experiences and aids in gaining a better understanding of our existing customer base as well as identifying new customers. We expect segmentation and activation of our high-value customers through data analysis and targeting the broader market of customers similar to those already in our CRM program to continue to play a key role in our growth.

Once a customer enrolls in Shoe Perks and provides a means for digital communication, the customer begins receiving personalized communications from us. These communications provide additional opportunities to highlight our broad product assortment and promotional programs. Shoe Perks provides customers with a heightened shopping experience, which includes exclusive offers and rewards earned by making purchases either in-store or online and through participating in other engagement activities.

In Fiscal 2025, purchases from Shoe Perks members represented approximately 78% of comparable stores net sales. We believe our Shoe Perks program provides an opportunity to communicate, build relationships and engage with our most loyal shoppers and increase our customer touch points, which we believe will result in long-term sales gains.

Building Brand Awareness

Our goal is to communicate a consistent brand image across our operations and throughout our marketing strategies. We highlight our banners and the name brands we carry, including specific styles of product, using lifestyle and product imagery to showcase merchandise brands. We utilize digital media, video, television, radio, print media (including inserts, direct mail and newspaper advertising) and outdoor advertising to communicate with our customers and build brand awareness. Digital media comprises a substantial portion of our marketing investment, particularly as we leverage data that comes directly from our customers as part of our CRM solution, allowing us to directly communicate with our core customers.

Our Product Assortment and Vendor Partnerships

Diversified Sales Mix

We sell broadly across the family footwear channel, with meaningful distribution among type of customer (men, women and children), product category (athletics and non-athletics), and age (senior citizens to infants). The products offered are a broad mix of footwear for sport, daily activities, special events and work. There are differences in merchandise between store banners and, to some extent, further differentiation by individual store under each banner, reflecting each store's unique demographics and customer preferences.

The following table sets forth our percentage of sales by product category over the last five fiscal years:

Fiscal Years	2025	2024	2023	2022	2021
Non-Athletics:					
Women's	23%	25%	26%	28%	24%
Men's	18	18	16	17	14
Children's	7	7	7	7	6
Total	48	50	49	52	44
Athletics:					
Women's	16	15	15	14	16
Men's	18	17	17	16	20
Children's	12	12	13	12	14
Total	46	44	45	42	50
Accessories	5	5	5	5	5
Other	1	1	1	1	1
Total	100%	100%	100%	100%	100%

Strong and Diversified Vendor Partnerships

We offer merchandise from a broad range of vendor partners. Nike, Inc. ("Nike"), Skechers U.S.A., Inc. ("Skechers") and Crocs, Inc. ("Crocs") collectively accounted for approximately 46% of our Net Sales in Fiscal 2025 and 48% of Net Sales in Fiscal 2024. Nike accounted for approximately 24% of Net Sales in Fiscal 2025, Skechers accounted for approximately 13%, and Crocs accounted for approximately 9%.

We continually work to strengthen our brand offerings and our relationships with key vendors. While we have no long-term contracts in place with any of our vendors, we anticipate that Nike, Skechers and Crocs will continue to be high-volume vendors in Fiscal 2026.

Centralized Distribution Process

Our Evansville distribution center is equipped with mechanized processing and product movement equipment. The facility utilizes cross docking, store replenishment, and redistribution methods to fill store product requirements. These methods may include count verification, price and bar code labeling of each unit (when not performed by the manufacturer), redistribution of an order into size assortments (when not performed by the manufacturer) and allocation of shipments to individual stores. Throughout packing, allocating, storing and shipping, our distribution process is essentially paperless. Merchandise is typically shipped to each store location once per week. For stores within the continental United States, a dedicated carrier, with occasional use of common carriers, handles the majority of shipments. We leverage these investments with third-party managed software tailored to our specific needs to track merchandise during the transportation and distribution process. During Fiscal 2025, 97% of merchandise was received into the Evansville distribution center, with a smaller percentage being drop-shipped directly to customers or shipped directly to store locations. Additional information about the Company's distribution center can be found in PART I, ITEM 2, "Properties" of this Annual Report on Form 10-K.

Leased Store Portfolio

Our stores are located in high-traffic shopping areas and are generally situated in open-air shopping centers. All stores are leased, providing flexibility in our real estate portfolio. On average, our physical stores are approximately 11,600 square feet. More information about store locations and other properties can be found in PART I, ITEM 2, "Properties" of this Annual Report on Form 10-K.

Disciplined Approach to Capital Management

We remain focused on funding normal operations without debt. We ended Fiscal 2025 with no debt and $130.7 million of Cash, Cash Equivalents and Marketable Securities. Over the last five fiscal years, we have had no debt outstanding and have maintained Cash, Cash Equivalents and Marketable Securities of $62 million to $132 million at the end of each fiscal year. Management believes this approach increases our ability to make impactful, long-term decisions and enhances stakeholder relationships.

Information Technology

Our proprietary inventory management and point-of-sale systems ("POS") provide timely information necessary to monitor and control all phases of operations. The POS provides, in addition to other features, full price management, real-time sales and product margins (merchandise selling price less the vendor purchase order cost) by product category at the store level and customer tracking. Using the POS, both store personnel and centralized merchandising staff are able to monitor sales, merchandise margins and promotional effectiveness in real-time. Management believes timely access to key business data has enabled the Company to manage promotional intensity effectively and positively impact comparable stores Net Sales and inventory turns.

Our systems provide up-to-date sales and inventory information, and our data warehouse enables our merchandising and store operations staff to analyze sales, margin and inventory levels. Using this information, our merchandise managers meet regularly with vendors to compare product sales and margins and return on inventory investment against previously stated objectives.

Competition

The retail footwear business is highly competitive. We believe the principal competitive factors in our industry are merchandise selection, price, fashion, quality, location, shopping environment and service. We compete with mass merchandisers who offer footwear at aggressive price points, off-price retailers who compete on branded product at discount prices, department stores, shoe stores, sporting goods stores and e-commerce retailers. We compete with most department stores and traditional shoe stores by offering competitive prices combined with our assortment of national brands. We compete with off-price retailers, mass merchandisers and discount stores by offering a wider and deeper selection of merchandise. Many of our competitors are significantly larger than we are in terms of Net Sales, and many can access the capital markets with greater speed and efficiency than we can.

Culture and Human Capital Management

We have built an employee-centric, customer-focused organization designed to compete at the highest levels in the retail industry. Our commitment to, and investment in, a strong performance culture is paramount to our long-term sustainability and success.

Our Workforce

We are firmly committed to providing equal opportunities in all aspects of employment and believe that all individuals should be treated with respect and dignity. We are dedicated to attracting, developing, maintaining and supporting an inclusive workforce that includes individuals with a wide range of backgrounds, life experiences and cultures. We believe that these varied experiences enhance our connection with our diverse customer base and enable us to better serve our customers. We hire, promote and compensate our employees based on merit, experience or other work-related criteria. We do not tolerate harassment or unlawful discrimination. Mandatory annual training for all employees empowers the workforce and instills these virtues into our culture.

We have clear policies encouraging strong relationships and protecting open lines of communication with management at every level. This, coupled with our non-retaliation policy, encourages employees to communicate issues and seek immediate redress of those issues if they should arise.

As of our Fiscal 2025 year end, our workforce identified as 62% female, 37% male and 1% did not identify. Our broad-based leadership team, including those who manage and lead our stores and those who lead the Company, identified as 50% female and 50% male. With respect to ethnicity, our leadership team identified as 74% Caucasian and 26% non-Caucasian.

Retention

We believe our employee-centric culture not only supports higher levels of execution and performance, but also has led to increased retention of key talent.

Our store-level training programs provide the foundation for long-term careers and our ability to promote from within. We support the first-time jobs for many of our associates where they gain workforce experiences that may grow into long-term careers.

Currently, nearly all of our general managers and nearly all of our district managers who oversee those general managers were trained, developed and promoted from within. As of our Fiscal 2025 year end, of our district managers, 67% have been employed by the Company for more than 20 years. The average tenure of our general managers was 13 years as of Fiscal 2025 year end.

Individuals who comprise our leadership team, which includes our named executive officers, vice presidents and senior director-level employees, have been employed for an average of 22 years.

Annually we survey a cross-section of employees on matters involving policy and procedure, organizational structure, operating style, commitment to hiring a competent workforce and commitment to integrity and ethical values. Since 2004, responses to this survey have had an average score of 4.0 to 4.3, with 4 being "agree" and 5 being "strongly agree."

During Fiscal 2025, we successfully integrated employees from the Rogan's acquisition into our workforce and training programs.

Employee Benefits

Among the many ways we seek to serve our employees, we offer a complete range of benefits. These include competitive wages and incentives; an employee stock purchase plan with a discount off the fair value of our common stock; employer-subsidized medical plans with dental and vision benefits; qualified and unqualified defined contribution plans with employer matching contributions; and merchandise discounts, among other benefits.

Training and Code of Business Conduct and Ethics

We are dedicated to strengthening our culture and execution through ongoing training for all associates. We are uniquely focused on training within our store-level, customer-facing operations. Employees must obtain necessary certifications in order to be responsible for the keys to a store and eventually to become a general manager. Our broad-based training program also engages and educates employees on the following key topics: Code of Business Conduct and Ethics ("Code of Ethics"); Insider trading; Non-discrimination and anti-harassment; Cybersecurity awareness and responsibility; and Supply chain security.

More information regarding our approach to conducting business responsibly, including the Company's guidelines on discrimination and harassment, can be found in our Code of Ethics. The Code of Ethics applies to all of our Board members, officers and employees, including our principal executive officer and principal financial and accounting officer.

Our Code of Ethics is posted on the investor relations portion of our website at investors.shoecarnival.com/governance/governance-documents. We intend to disclose any amendments to the Code of Ethics by posting such amendments on our website. In addition, any waivers of the Code of Ethics for our Board members or executive officers will be disclosed in a Current Report on Form 8-K.

Safety of our Employees and Security of our Data

We strive to provide our associates with a safe and healthy work environment. We measure OSHA recordable incidents to gauge the success of our safety protocols. During calendar year 2025, we recorded 52 OSHA recordable incidents compared to our average incidents over the last five years (2021 to 2025) of 56.2.

Our strategies to address the ever-expanding complexities of protecting customer and employee data and executing our business strategies in an increasingly digital world continue to advance. Our technology department monitors and regularly tests compliance with our protocols, provides regular updates to employees and management and conducts annual training. More information on our cybersecurity processes can be found in PART I, ITEM 1C, "Cybersecurity" of this Annual Report on Form 10-K.

Number of Employees

As of our Fiscal 2025 year end, we had approximately 5,000 employees, of which approximately 2,700 were employed on a part-time basis. The number of employees fluctuates during the year primarily due to seasonality. None of our employees are represented by a labor union.

Seasonality

For a discussion of the impact of seasonality on our operating results and business, see PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations - Impact of Store Count and Seasonality on Quarterly Results."

Trademarks

As of our Fiscal 2025 year end, we own the following federally registered trademarks and service marks: Shoe Carnival and associated trade dress and related logos, Y-NOT?, UNR8ED, Solanz, Shoe Perks, SC Work Wear, Shoes 2U, Laces for Learning, UNBOX WHAT'S POSSIBLE, Shoe Station, Shoe Station Super Store, Shoe Station Select and Rogan's Shoes. We believe these marks are valuable and, accordingly, intend to maintain the marks and the related registrations. We are not aware of any pending claims of infringement or other challenges to our right to use these marks.

Environmental

We seek to minimize our impact on the environment by actively implementing environmentally friendly processes throughout our business, including energy efficiency initiatives, waste minimization and the use of recycled materials within our supply chain. Our most significant areas of focus are fuel and packaging material used to deliver merchandise to our Evansville distribution center and stores; the HVAC and lighting systems in our stores, Evansville distribution center and corporate offices; and recycling methods.

Compliance with current federal, state and local provisions regulating the discharge of materials into the environment or otherwise relating to the protection of the environment has not had a material effect upon our capital expenditures, earnings or competitive position. We anticipate no material capital expenditures for environmental control facilities for Fiscal 2026 or for the near future.

Available Information

We make available free of charge through the investor relations portion of our website at www.shoecarnival.com our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. We have included our website addresses throughout this filing as textual references only. The information contained on, or accessible through, any of our websites is not incorporated into this Annual Report on Form 10-K.

This Annual Report on Form 10-K filed with the SEC, including the financial statements and schedules thereto, without the accompanying exhibits, is available without charge to shareholders, investment professionals and securities analysts upon written request. Requests should be directed to Investor Relations at our corporate address. A list of exhibits is included in this Annual Report on Form 10-K, and exhibits are available from the Company upon payment to the Company of the cost of furnishing them.

Information about our Executive Officers

The following table sets forth certain information with respect to our executive officers as of the date of filing this Annual Report on Form 10-K, March 26, 2026:

Name	Age	Position
J. Wayne Weaver	91	Chairman of the Board and Director
Clifton E. Sifford	72	Vice Chairman of the Board, Interim President and Chief Executive Officer and Director
Marc A. Chilton	56	Senior Executive Vice President - Chief Operating Officer
W. Kerry Jackson	64	Executive Vice President - Chief Financial Officer
Tanya E. Gordon	61	Executive Vice President - Chief Merchandising Officer

Mr. Weaver has served as our Chairman of the Board since March 1988. From 1978 until February 1993, Mr. Weaver had served as President and Chief Executive Officer of Nine West Group Inc., a designer, developer and marketer of women's footwear. He has over 50 years of experience in the footwear industry. Mr. Weaver is a former Director of Nine West Group Inc. Mr. Weaver served as Chairman and Chief Executive Officer of Jacksonville Jaguars, LTD, a professional football franchise, until January 2012.

Mr. Sifford has served as our Vice Chairman of the Board since October 2021 and as our Interim President and Chief Executive Officer since February 24, 2026. From September 2019 to September 2021, Mr. Sifford served as our Vice Chairman of the Board and Chief Executive Officer. Mr. Sifford also served as our President and Chief Executive Officer from October 2012 to September 2019 and has been a Director since October 2012. Mr. Sifford served as our Chief Merchandising Officer from October 2012 to March 2016. From June 2001 to October 2012, Mr. Sifford served as our Executive Vice President – General Merchandise Manager and from April 1997 to June 2001, Mr. Sifford served as our Senior Vice President – General Merchandise Manager. Prior to joining us, Mr. Sifford served as Merchandise Manager – Shoes for Belk, Inc.

Mr. Chilton has been employed as our Senior Executive Vice President – Chief Operating Officer since February 2025. From February 2023 to February 2025, Mr. Chilton served as our Executive Vice President – Chief Operating Officer. From April 2021 to February 2023, Mr. Chilton served as our Executive Vice President – Chief Retail Operations Officer. From February 2020 to April 2021, Mr. Chilton served as our Senior Vice President – Store Administration and Development and from March 2019 to February 2020 served as our Senior Vice President – Store Operations and Administration. Mr. Chilton started with the Company in 1994 as a store manager and has served in roles of increasing responsibility in store management and operations since that time, including serving as the Vice President of our Northern Division, with approximately one-third of our stores reporting to him, from April 2012 until March 2019.

Mr. Jackson has been employed as our Executive Vice President – Chief Financial Officer since September 2025. Mr. Jackson served as our Chief Financial Officer for 27 years prior to his retirement from the Company in May 2023. Mr. Jackson rejoined the Company in June 2025 and served as our Senior Vice President – New Business Development from June 2025 until September 2025. Before his retirement in 2023, Mr. Jackson was our Senior Executive Vice President, Chief Financial and Administrative Officer and Treasurer from September 2019 until April 2023 and our Chief Administrative Officer from April 2023 until May 2023. Prior to that, Mr. Jackson served as our Senior Executive Vice President – Chief Operating and Financial Officer and Treasurer from October 2012 to September 2019, as our Executive Vice President – Chief Financial Officer and Treasurer from August 2004 to October 2012, as our Senior Vice President – Chief Financial Officer and Treasurer from June 2001 to August 2004, as our Vice

President – Chief Financial Officer and Treasurer from September 1996 to June 2001, and as our Vice President – Controller and Chief Accounting Officer from January 1993 to September 1996. Prior to January 1993, Mr. Jackson held various accounting positions with us. Prior to joining the Company in 1988, Mr. Jackson was associated with a public accounting firm.

Ms. Gordon has been employed as our Executive Vice President – Chief Merchandising Officer since April 2025. From March 2021 to April 2025, Ms. Gordon served as our Senior Vice President – General Merchandising Manager. From March 2020 to March 2021, Ms. Gordon served as our Vice President – General Merchandising Manager and from March 2014 to March 2020, Ms. Gordon served as our Vice President – Divisional Merchandising Manager. In these roles of increasing responsibility, Ms. Gordon was primarily responsible for our women's, children's and accessories merchandise. Prior to joining the Company, Ms. Gordon gained merchandising experience at retailers Kohl's and Parisian, among others.

Our executive officers serve at the discretion of the Board of Directors. There is no family relationship between any of our Directors or executive officers.

ITEM 1A.   **RISK FACTORS**

Carefully consider the following risk factors and all other information contained in this Annual Report on Form 10-K before making an investment decision with respect to our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, we may not be able to conduct our business as currently planned and our financial condition and operating results could be materially and adversely affected. See PART I, "Cautionary Statement Regarding Forward-Looking Information" at the beginning of this Annual Report on Form 10-K. Our risk factors are categorized as follows: Operational and Strategic Risks, Compliance and Litigation Risks, Human Capital Risks, Financial and Liquidity Risks and Risks Relating to the Ownership of Our Common Stock.

Operational and Strategic Risks

We may not realize the expected operating results from, and planned growth of, our Shoe Station banner, including planned growth and expected inventory reductions, cost savings and synergies from our evolving rebanner strategy. Our current growth strategy is based on growing our Shoe Station banner through rebannering stores into Shoe Station stores, acquisitions and organic growth and continuing to operate Shoe Carnival stores where customer data supports it.

We have rebannered, and are planning to continue to rebanner, Shoe Carnival stores to Shoe Station stores. Over time this rebanner strategy has evolved. Previous expectations were that approximately 70 additional stores would rebanner before Back-to-School in Fiscal 2026, with Shoe Station stores then representing 51% of the current store fleet and that over 90% of our fleet would operate as a Shoe Station store by the end of Fiscal 2028 with remaining locations to be evaluated for potential rebannering, outlet repositioning, or closure. This transition to substantially all Shoe Station stores was expected to generate both inventory reductions, as Shoe Station's merchandising model requires less inventory per store, as well as cost savings from reduced dual-brand complexity across merchandising, marketing, systems, supply chain and back office.

In evaluating the performance of the 101 stores that were rebannered in Fiscal 2025, particularly Net Sales in the second-half of Fiscal 2025, we observed significant variability in in-store sales performance across rebannered locations, with some stores performing well and others not achieving anticipated results. As a result, we made the strategic decision to slow the pace of store rebanners in Fiscal 2026 from our previously announced timelines, and we now expect to rebanner approximately 21 stores during the first half of Fiscal 2026 and to utilize Shoe Station as our primary growth vehicle. We also now expect to continue to operate legacy Shoe Carnival stores in locations supported by our CRM customer data.

We continue to expect cost savings and synergies as Shoe Station grows, by incurring less rebanner costs and through disciplined expense management. We also continue to expect inventory reduction as Shoe Station grows and as excess inventory not part of our ongoing assortment is sold, of which $50 to $65 million in inventory reduction is expected in Fiscal 2026.

Our ability to execute this evolved strategy will depend, in part, on our ability to:

- identify Shoe Carnival stores that will operate better as Shoe Station stores;
- realize the expected operating results from rebannered stores;
- organically grow our Shoe Station physical stores and e-commerce sales channel;
- find suitable acquisition partners that fit into the Shoe Station model; and
- continue to operate our legacy Shoe Carnival physical stores and e-commerce sales channel, efficiently and effectively.

The objectives of this strategy may not be realized within our expected time frames, or at all, and the strategy may further evolve. In addition, the costs incurred to implement this strategy and the promotional intensity required to sell through our excess inventory not part of our ongoing assortment may be greater than we anticipate. Any of these impacts could have an adverse effect on our growth, business, results of operations and financial condition.

A failure to increase sales at our existing stores may adversely affect our stock price and affect our results of operations. A number of factors have historically affected, and will continue to affect, our comparable stores Net Sales results, including:

- competition;
- timing of holidays, including sales tax holidays;
- general regional and national economic conditions, including inflation;
- inclement weather and/or unseasonable weather patterns;
- consumer trends, including the impact of higher prices on consumer goods;
- the impact of, and regional and national government response to, a crisis;
- fashion trends;
- changes in our merchandise mix;
- our ability to efficiently distribute merchandise;
- timing and type of, and customer response to, sales events, promotional activities or other advertising;
- the effectiveness of our inventory management;
- new merchandise introductions; and
- our ability to execute our business strategy effectively.

Our comparable stores Net Sales results have fluctuated in the past, and in recent years, our Shoe Carnival banner comparable stores Net sales have declined, and we believe such fluctuations or declines may continue. The unpredictability of our comparable stores Net Sales may cause our revenue and results of operations to vary from quarter to quarter and year to year, and declines in Net Sales or Operating Income may cause our stock price to fluctuate significantly.

We face significant competition in our markets, and we may be unable to compete favorably. The retail footwear industry is highly competitive with few barriers to entry. We compete primarily with department stores, shoe stores, sporting goods stores, e-commerce retailers, off-price retailers and mass merchandisers. Many of our competitors are significantly larger and have substantially greater resources than we do. Our Gross Profit margin has been a key driver of our profitability. If our competitors become more promotional than we are, or if we match our competitors' promotional intensity, and lower margins are not offset with increased sales or lower operating expenses, our results of operations and financial condition may be adversely affected.

Adverse impacts on consumer spending may significantly harm our business and impact our promotional strategies and intensity. The success of our business depends to a significant extent upon the level of consumer spending.

Consumer confidence is hypersensitive to a wide variety of influences that may affect the level of consumer spending for merchandise that we offer, including, among other factors:

- military conflicts, including war, terrorism, civil unrest, other hostilities and security concerns;
- inflation and tariffs;
- gasoline prices;
- energy costs, which affect home heating and cooling prices;
- general economic and industry conditions and recessionary fears;
- unemployment trends and salaries and wage rates;
- the level of consumer debt;
- consumer credit availability;
- real estate values and foreclosure rates;
- consumer confidence in future economic conditions, including macroeconomic and political uncertainty and instability;
- interest rates;
- health care costs;
- tax rates, policies and timing and amounts of tax refunds and other government stimulus; and
- natural disasters, changing weather patterns and catastrophic events, including the possibility of a pandemic resurgence.

Any adverse change in these factors, such as a significant increase in gasoline and/or other energy-related prices, could result in a decrease in consumer demand for our merchandise. Reduced consumer demand could result in reduced traffic in our stores and to our e-commerce platform and increased selling and promotional expenses and inventory markdowns, and could cause us to close underperforming stores, which could result in higher than anticipated closing costs. Reduced demand may result in higher than normal inventory positions across our competitive landscape and may limit the prices we can charge for our merchandise and force us to adjust our promotional intensity. Adverse changes in these factors, such as a significant increase in gasoline and/or other energy-related prices, could also negatively impact our operating expenses. Any of these factors, including becoming more promotional, could have an adverse effect on our business, results of operations and financial condition.

Failure to successfully manage and execute our marketing and pricing strategies could have a negative impact on our business. Our success and growth are partially dependent on generating customer traffic in order to gain sales momentum in our stores and drive traffic to our e-commerce platform. Effective use of CRM data and successful marketing efforts are necessary for us to reach customers through their desired mode of communication. Our inability to accurately predict our customers' preferences, to utilize their desired mode of communication, or to ensure availability of advertised products at effective price points could adversely affect our business and results of operations.

We depend on our key suppliers for merchandise and advertising support, and the loss of any of our key suppliers could adversely affect our business. Our business depends upon our ability to purchase fashionable, name brand and other merchandise at competitive prices from our suppliers. Three branded suppliers, Nike, Skechers and Crocs, collectively accounted for approximately 46% of our Net Sales in Fiscal 2025, 48% of our Net Sales in Fiscal 2024 and 45% of our Net Sales in Fiscal 2023. Name brand suppliers also provide us with cooperative advertising and visual merchandising funds. Certain key suppliers' business models are changing and such changes include, but are not limited to, increased direct-to-consumer initiatives, changes in planned product allocations and reductions in the number of retailers with which they are choosing to do business. A loss of any of our key suppliers in certain product categories or our inability to obtain name brand or other merchandise from suppliers at competitive prices could have an adverse effect on our business. As is common in the industry, we do not have any long-term contracts with our suppliers.

Changes in the cost, or a disruption in the flow, of imported goods as a result of trade policy and/or tariffs may impact our sales and profits. We rely on imported merchandise to sell in our stores. Substantially all of our footwear product is manufactured overseas, including the merchandise we purchase from domestic vendors and the smaller portion we import directly from overseas manufacturers. Our primary footwear manufacturers are located in China and Vietnam.

In 2025, the United States government's executive branch announced additional tariffs on goods imported from countries that manufacture footwear, including China and Vietnam. These United States tariffs and the response by impacted countries has caused, and may continue to cause, uncertainty and disruption in our supply chain. While we took actions in Fiscal 2025 to mitigate this uncertainty and disruption, including actions impacting our inventory purchases and the prices we charged our customers, there can be no assurance that these pricing and purchasing strategies will have similar impacts in future periods or that we will be able to timely implement other strategies or that any strategies implemented will be successful.

The United States Supreme Court's recent ruling regarding tariffs and the United States executive branch's reaction to that ruling has resulted in considerable uncertainty regarding the scope and duration of current and potential tariffs and the impact on us. This uncertainty may result in future increases in the cost of the goods we purchase, changes in our ability to acquire merchandise, decreases in our sales and profits, and/or a decrease in our liquidity. It is also possible that if imported merchandise becomes more expensive or unavailable, the transition to alternative sources may not occur in time to meet our demands. Products from alternative sources may be of lesser quality and more expensive than those we currently purchase and import. Any of these impacts could be material to our results of operations, cash flow and stock price.

Our reliance on imported goods is subject to a number of other risks that could impact our sales and profits. Other risks associated with our use of imported goods include, but are not limited to:

- disruptions in the flow of imported goods because of factors such as electricity or raw material shortages, work stoppages, strikes, political unrest, war, pandemics and natural disasters;

- changes in the political and economic environments in China, Vietnam and other countries which are the major manufacturers of footwear;

- import duties, import quotas, anti-dumping duties and other trade sanctions;

- modifications to international trade policy and/or existing trade agreements and other changes affecting United States trade relations with other countries;

- problems with oceanic shipping, including shipping container shortages and piracy;

- port congestion at arrival ports causing delays;

- additional oceanic shipping costs to reach non-congested ports;

- inland transit costs and delays resulting from port congestion;

- economic crises and international disputes;

- currency exchange rate fluctuations;

- increases in the cost of purchasing or shipping foreign merchandise resulting from the failure to maintain normal trade relations with source countries;

- increases in shipping rates imposed by the trans-Pacific shipping cartel; and

- our non-compliance with the laws and regulations, and changes to such laws and regulations, in the United States and the countries where our manufacturers are located, including but not limited to requirements relating to shipping security, product safety testing, environmental requirements and anti-corruption laws.

Any of these risks could impact our ability to acquire merchandise or increase the cost of goods we purchase, which could have an adverse effect on our sales and profits.

Our failure to identify fashion trends could result in lower sales, higher markdowns and lower gross profits. Our success depends upon our ability to anticipate and react to the fashion tastes of our customers and provide merchandise that satisfies consumer demand. Our failure to anticipate, identify or react appropriately to changes in consumer fashion preferences may result in lower sales, higher markdowns to reduce excess inventories and lower gross profits. Conversely, if we fail to anticipate or react to consumer demand for our products, we may experience inventory shortages, which would result in lost sales and could negatively affect our customer goodwill, our brand image and our profitability. Moreover, our business relies on continuous changes in fashion preferences. Stagnating consumer preferences could also result in lower sales and would require us to take higher markdowns to reduce excess inventories.

Our failure to effectively manage our real estate portfolio may negatively impact our results of operations. Effective management of our real estate portfolio is critical to our omnichannel strategy. All of our stores are subject to leases and are primarily located in open-air shopping centers. If we fail to effectively implement our real estate strategies or negotiate appropriate lease terms or if unforeseen changes arise, the consequences could have an adverse effect on our profitability, cash flows and liquidity. The financial impact of exiting a leased location can vary greatly depending on, among other factors, the terms of the lease, the condition of the local real estate market, demand for the specific property and our relationship with the landlord, and influencing these factors is difficult. In addition to rent, we could still be responsible for the maintenance, taxes, insurance and common area maintenance ("CAM") charges for vacant properties until the lease commitment expires or is terminated.

We locate our stores primarily in open-air shopping centers where we believe our customers and potential customers shop. The success of an individual store can depend on favorable placement within a given open-air shopping center and the volume of traffic generated by the other retailers in the open-air shopping centers where our stores are located. We cannot control the development of alternative shopping destinations near our existing stores or the availability or cost of real estate within existing or new shopping destinations. If one or more of the other retailers located in the open-air shopping centers where our stores are located close or leave, or if there is significant deterioration of the surrounding areas in which our stores are located, our business may be adversely affected. In addition, if our store locations fail to attract sufficient customer traffic or we are unable to locate replacement locations on terms acceptable to us, our business could suffer.

Various risks associated with our e-commerce platform may adversely affect our business and results of operations. E-commerce has been an important sales channel for us. We sell shoes and related accessories through websites that we control, and that are hosted by a leading provider, including www.shoecarnival.com and www.shoestation.com and through our related mobile app. We fulfill substantially all e-commerce orders from our store locations and from our Evansville distribution center. If we are unable to continue to grow our e-commerce sales or effectively manage the impact that rebannering our stores might have on our e-commerce sales channel, our sales, comparable stores Net Sales and Gross Profit may decline, and our stock price may decrease, any of which could negatively impact our results of operations, cash flows and financial condition.

Our e-commerce operations are subject to numerous other risks that could have an impact on our results of operations, including:

- unanticipated operating problems;

- reliance on third-party computer hardware, software and service providers;

- the need to continually invest in technology and security;

- our ability to hire, retain and train personnel to conduct our e-commerce operations;

- diversion of sales from our physical stores;

- our ability to manage any upgrades or other technological changes;

- our ability to provide customer-facing technology systems, including mobile technology solutions, that function reliably and provide a convenient and consistent experience for our customers;

- exposure to potential liability for online content;

- risks related to the failure of the computer systems that operate our e-commerce platform and the related support systems, including computer viruses, telecommunication failures and cyberattacks and break-ins and similar disruptions; and

- security risks related to our electronic processing and transmission of confidential customer information.

Any significant interruptions in the operations of our third-party providers, over which we have no control, could have an adverse effect on our e-commerce operations. Any breach involving our customer information could harm our reputation or result in liability including, but not limited to, fines, penalties and costs of litigation, any of which could have an adverse effect on our operating results, financial condition and cash flows.

Members in our Shoe Perks customer loyalty program account for a significant portion of our sales, and any material decline in sales from our Shoe Perks members could have an adverse impact on our results of operations. We believe our Shoe Perks rewards program provides our customers with a heightened shopping experience, which includes exclusive offers and personalized messaging. Rewards are earned by making purchases and participating in other point earning opportunities that facilitate engagement with our brand. We remain focused on expanding our Shoe Perks enrollment. In Fiscal 2025, purchases from Shoe Perks members were approximately 78% of our comparable stores Net Sales. If our Shoe Perks members do not continue to shop with us, our sales may be adversely affected, which could have an adverse impact on our results of operations.

We may not be able to successfully execute our strategies to grow our business, which could have an adverse effect on our business, financial condition and results of operations. We plan to continue to invest in omnichannel initiatives, which requires a substantial investment in technology, to expand and improve our operating and financial systems and expand, train and manage our employee base. In addition, as we create more opportunities to connect with our customers through omnichannel initiatives and as we grow the number of our stores, we may be unable to hire a sufficient number of qualified personnel or successfully integrate the omnichannel initiatives or new or acquired stores into our business.

If we fail to successfully grow our business, our business, financial condition or results of operations could be adversely affected. Success will depend on a number of other factors, some of which are out of our control, including, among other things:

- the acceptance of our banners and concepts in new markets, including as a result of our rebanner strategy;

- our ability to provide adequate distribution to support growth;

- our ability to source sufficient levels of inventory and profitably sell through existing inventory;

- our ability to resolve downtime or technical issues related to our e-commerce platform, our order management and fulfillment systems and all other related systems that support our omnichannel strategy;

- our ability to execute omnichannel advertising and marketing campaigns to effectively communicate our message to our customers and our employees;

- our ability to locate suitable store sites and negotiate store leases (for new stores and renewals) on favorable terms;

- particularly if we expand into new markets, our ability to open a sufficient number of new stores to provide the critical mass needed for efficient advertising and effective brand recognition;

- the availability of financing for capital expenditures and working capital requirements;

- our ability to improve costs and timing associated with opening new stores; and

- the impact of new stores on sales or profitability of existing stores in the same market.

We may not be able to identify or consummate future acquisitions or achieve expected benefits from or effectively integrate future acquisitions. From time to time, we expect to evaluate selective acquisitions and strategic investments. Future acquisitions involve many risks that could have an adverse effect on our business, results of operations or financial condition, including:

- our ability to identify suitable acquisition candidates, prevail against competing potential acquirers and negotiate and consummate acquisitions on terms attractive to us;

- any acquired business not achieving anticipated revenues, earnings, cash flow or market share;

- the potential loss of key employees, vendors or suppliers of the acquired company or adverse effects on our existing relationships with our vendors and suppliers;

- the failure of our due diligence procedures to detect material issues related to the acquired business, including exposure to legal claims for activities of the acquired business prior to the acquisition;

- unexpected liabilities resulting from the acquisition for which we may not be adequately indemnified;

- the integration of the personnel, operations, logistics, information technologies, communications, purchasing, accounting, marketing, administration and other systems and the establishment of internal controls into the acquired company's operations;

- the diversion of management attention and financial resources from our current operations;

- the potential incurrence of debt to fund an acquisition;

- any unforeseen management and operational difficulties; and

- incorrect estimates made in accounting for acquisitions, incurrence of non-recurring charges and write-offs of significant amounts of goodwill or other assets that could adversely affect our financial results.

Our inability to achieve the anticipated benefits of any future acquisitions and other investments could adversely affect our business, results of operations and financial condition.

Natural disasters, public health crises, political crises and other catastrophic events or other events outside of our control may damage our facilities or the facilities of third parties on which we depend and could impact our supply chain and access to customers. Our facilities, including our Evansville distribution center, our corporate headquarters and other offices and our retail stores, and the facilities of our third-party vendors and service providers could suffer if affected by:

- natural disasters, such as fires, earthquakes, explosions, hurricanes, power shortages or outages, floods, monsoons, ice storms or tornadoes;

- public health crises such as pandemics and epidemics;

- political crises such as terrorism, war, political instability, civil unrest or other conflict; or

- other events outside of our control.

We currently operate a single distribution center located in Evansville, Indiana. Virtually all merchandise received by our stores is, and will be, shipped through this distribution center. A disaster occurring at this distribution center would be significant and we could be unable to effectively deliver merchandise to our stores for an extended period. Disasters occurring at this distribution center, our corporate headquarters and other offices, our retail stores or the infrastructure of a key third-party vendor or service provider also could impact our reputation and our customers' perception of our brand. In the event of a severe disruption resulting from such events, we have contingency plans and employ crisis management to respond and recover operations. Despite these measures, if such an occurrence were to occur, our results of operations and financial condition could be adversely affected.

We could be adversely affected if our information technology systems fail to operate effectively, are disrupted or are compromised. We rely on our information technology systems in operating and monitoring major aspects of our business, including sales, warehousing, distribution, purchasing, inventory control, merchandise planning and replenishment, point-of-sale support and financial systems. We regularly make investments to upgrade, enhance or replace our systems as well as leverage new technologies to support our operational strategies. Any delays or difficulties with such projects could have an adverse effect on our operational results, financial position and cash flows.

The reliability and capacity of our information technology systems, and in particular our distribution technology operations, are critical to our continued operations, and we rely on both internally developed software and third party software and software-as-a-service arrangements to operate it. Virtually all merchandise received by our stores is, and will be, shipped through our distribution center located in Evansville, Indiana. We fulfill substantially all of our e-commerce orders from our store locations and this distribution center. Given that we have one distribution center, virtually any technology disruption there could be significant to our operations. Our corporate computer network is essential to our distribution process. In addition, we routinely possess sensitive consumer and employee information. Customers are also increasingly using mobile devices and applications to shop online and do comparison shopping.

Despite our precautionary efforts, our information technology systems are vulnerable from time to time to damage or interruption from, among other things, natural or man-made disasters, technical malfunctions, inadequate systems capacity, power outages, terrorist attacks, computer viruses and security breaches, which may require significant investment to fix or replace. In addition, we are required to comply with increasingly complex regulations designed to protect our business and personal data.

If our distribution center is shut down for any reason, if our information technology systems do not operate effectively or if we are the target of attacks or security breaches, we may suffer the loss of critical data and/or our customers' or employees' personal information, we could incur increased costs associated with implementing additional protections and processes, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores, our ability to operate our e-commerce platform may be impacted, we could experience other interruptions or delays to our operations, we could receive negative media attention or be the subject of lawsuits or regulatory actions against us, and our relationships with our customers and employees and our reputation may be harmed, any of which could have an adverse effect on our operating and financial performance.

We outsource certain business processes to third-party vendors and have certain business relationships that subject us to risks, including disruptions to our business and increased costs. We rely on third-party suppliers for our merchandise and outsource some of our business processes to third-party vendors, including processes involving our e-commerce platform and supply chain. Our relationships with these business partners expose us to risks, including disruptions in our business and increased costs. In addition, other matters involving our business partners could have an adverse effect on our business and financial results. These include, but are not limited to:

- changes in the public's perception of the reputation and brand of the business partner as a result of matters such as its labor and wage standards, business practices, including their use or misuse of artificial intelligence ("AI") or marketing campaigns;

- our inability to properly manage a business partner relationship;

- any data losses or information security lapses by a business partner that results in the compromise of personal information or the improper use or disclosure of sensitive information; and

- any misconduct by a business partner involving matters such as fraud or other improper or unethical activities conducted by the business partner or its non-compliance with our policies and procedures or with laws and regulations, including laws and regulations regarding the use and safeguarding of information and AI, labor practices, environmental, health or safety matters and lobbying or similar activities.

Failure of our business partners to provide adequate services or our inability to arrange for alternative providers on favorable terms in a timely manner could disrupt our business, increase our costs or otherwise adversely affect our business, our financial results and reputation.

Failure to maintain positive brand perception and recognition could have a negative impact on our business. Maintaining a good reputation is critical to our business. In recent years, there has been a marked increase in the use of social media platforms, including blogs, chat platforms, social media websites and other forms of internet-based communications that provide access to a broad audience of consumers and other persons. The popularity of social media and other consumer-oriented technologies has increased the speed and accessibility of information dissemination. If we are unable to quickly and effectively respond to the dissemination of negative information about us via social media or any other incidents negatively impacting our reputation and brand, we may suffer declines in customer loyalty and traffic and we may experience vendor relationship issues and other issues, regardless of the information's accuracy, all of which could negatively affect our financial results. In addition, we frequently use social media to communicate with customers and the public in general. Failure to use social media effectively could negatively impact our brand value and revenues.

Emerging technologies may create disruption to our operations and the retail industry. New and emerging technologies may enable new approaches or choices for how our customers procure goods and services and pay for those goods and services and how we serve our customers. We may be unable to quickly adapt to rapid change resulting from AI, blockchain, Internet of Things, including voice and smart home devices, and other advanced technologies. We may not timely or effectively develop or enhance our business processes to take advantage of these emerging technological trends, or our competitors may be able to develop or enhance their business processes sooner or more effectively, which could have an adverse effect on our business, reputation, results of operations, financial position and cash flows.

In addition, we are making investments in certain AI tools and solutions to utilize in our business. The rapid advancement of these technologies presents opportunities for us, but there are risks associated with the development and deployment of AI. Our AI-related efforts, including those of our business partners, may give rise to risks related to accuracy, harmful bias, discrimination, intellectual property infringement, data privacy and cybersecurity, among others. In addition, we may be subject to new or enhanced governmental or regulatory scrutiny, litigation or other liability and ethical concerns, and negative consumer perceptions as to the use of automation and AI, which could adversely affect our business, reputation or financial results. Any inadequacy in or failure to comply with our AI policies and procedures, which are continuing to develop as AI evolves and our use of it evolves, or with emerging laws, regulations and standards governing AI use could cause our technology not to operate as intended or to produce outcomes that could have an adverse effect on our business, reputation, results of operations, financial position and cash flows.

Our quarterly operating results can fluctuate due to seasonality, weather conditions and other factors. Our quarterly results of operations have fluctuated and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances, weather conditions and the timing of sales and costs associated with opening new stores and closing existing stores.

We have three distinct peak selling periods: Easter, back-to-school and Christmas. To prepare for our peak shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other periods of the year. Reductions in demand for our merchandise during these peak shopping seasons could require us to sell excess inventory at a substantial markdown, which could reduce our Net Sales and margins and negatively affect our profitability. Our operating results depend significantly upon the sales generated during these periods, and our quarterly results may be impacted by calendar shifts of holiday or seasonal periods.

We also increase our inventory levels to offer styles particularly suited for the relevant season, such as sandals in the early summer season and boots during the winter season. If the weather conditions for a particular season vary significantly from those typical for such season, such as an unusually cold early summer or an unusually warm winter, consumer demand for the seasonally appropriate merchandise that we have available in our stores has been in the past, and in the future could be, adversely affected, which could negatively impact Net Sales and margins. Lower demand for seasonally appropriate merchandise may leave us with an excess inventory of our seasonally appropriate products, forcing us to sell these products at significantly discounted prices and adversely affecting our Net Sales, margins and operating cash flow.

Conversely, if weather conditions permit us to sell our seasonal product early in the season, this may reduce inventory levels needed to meet our customers' needs later in that same season. Consequently, our results of operations are highly dependent on somewhat predictable weather conditions and our ability to react to changes in weather conditions.

Other factors that may affect our quarterly results of operations include:

- fashion trends;
- the timing and amount of income tax refunds to customers;
- the effectiveness of our inventory management and promotional intensity;

- changes in general economic conditions, including inflation, gasoline and energy prices, and consumer spending patterns; and

- actions of competitors or co-tenants.

If our future quarterly results fail to meet the expectations of research analysts, then the market price of our common stock could decline substantially.

We are exposed to physical and financial risks related to the uncertainty of climate change. A changing climate creates uncertainty and could result in broad changes, both physical and financial in nature, to our retail, distribution and corporate locations. These impacts could include, but are not limited to:

- population shifts;

- changes in the level of annual rainfall;

- changes in the overall average temperature; and

- changes to the frequency and severity of weather events such as hurricanes and other wind related events, thunderstorms, tornadoes and ice storms that can damage our facilities and impact our supply chain and distribution channels.

Such changes could impact us in a number of ways including limiting available real estate; changing the demographics of our customer base and employees; increasing the likelihood of capital expenditures to replace damaged infrastructure; and increasing the cost of insurance.

Compliance and Litigation Risks

Failure to protect the integrity and security of individually identifiable data of our customers and employees could expose us to litigation and damage our reputation. We receive and maintain certain personal, sensitive and confidential information about our customers, vendors and employees. The collection and use of this information are regulated and are subject to certain contractual restrictions in third-party contracts. Non-compliance with these regulations and contractual restrictions may subject us to fines, penalties, restrictions and expulsion from credit card acceptance programs and civil liability. Although we have implemented processes to collect and protect the integrity and security of this personal information, there can be no assurance that this information will not be obtained by unauthorized persons, or collected or used inappropriately, including as a result of cybersecurity breaches, acts of vandalism, computer viruses, credit card fraud or phishing. Advanced cybersecurity threats are persistent and continue to evolve, making them increasingly difficult to identify and prevent. If our security and information systems or the systems of our employees or external business partners are compromised or our employees or external business partners fail to comply with these laws and regulations and this information is obtained by unauthorized persons, or collected or used inappropriately, our reputation, as well as our operations and financial results, could be negatively affected and litigation or regulatory action against us or the imposition of costs, fines or other penalties could also occur. As privacy and information security laws and regulations change, we may incur additional costs to remain in compliance.

We may not have adequate insurance coverage for all potential liabilities. Natural risks, as well as other hazards associated with our operations, can result in personal injury, severe damage or destruction to our owned assets, leasehold improvements and inventory, suspension of our operations, and cybersecurity breaches. Our insurance covers costs relating to specified, limited matters, such as events involving casualty losses and property losses due to fire and windstorms, as well as securities litigation and certain cybersecurity incidents, but does not cover other events such as acts of war or terrorist attacks. We maintain an amount of insurance protection we believe is appropriate, but there can be no assurance that the amount of insurance will be sufficient or effective under all circumstances and against all hazards or liabilities to which we may be subject. A claim for which we are not adequately insured could have an adverse effect on our financial condition. Further, due to the cyclical nature and a hardening of the insurance markets, we cannot provide assurance that insurance coverage will continue to be available on terms similar to those presently in place.

We are subject to periodic litigation and other regulatory proceedings, which could result in the unexpected expenditure of time and resources. We are a defendant from time to time in lawsuits and regulatory actions relating to our business. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot accurately predict the ultimate outcome of such proceedings. An unfavorable outcome could have an adverse effect on our business, financial condition and results of operations. In addition, regardless of the outcome of any litigation or regulatory proceedings, such proceedings are expensive and will require us to devote substantial resources and executive time to defend, thereby diverting management's attention and resources that are needed to successfully run our business.

Human Capital Risks

Our failure to manage key executive succession and retention could adversely affect our business. Our business would be adversely affected if we fail to retain key executives, to adequately plan for the succession of members of our executive management team, or attract new members to our executive management team, including a permanent Chief Executive Officer.

Mr. Clifton E, Sifford, the Vice Chairman of our Board and our former President and Chief Executive Officer, has served as our Interim President and Chief Executive Officer since February 24, 2026.   Mr. Sifford was appointed to this role following the separation of our previous President and Chief Executive Officer. Mr. Sifford is expected to continue to serve in this role until a permanent successor is identified. This change in executive leadership may result in changes and/or disruptions to our operations, including organizational changes or changes in business strategy. We can provide no assurances that any such changes will be beneficial or will have the desired impact. Additionally, during this transition period, substantial effort and time will be invested by our Board and by our executive management team in finding a permanent President and Chief Executive Officer, which may divert attention from other matters.

We have succession plans in place for other members of our executive management team, which we continue to review and update, and we have employment agreements with certain key executive officers. These plans and agreements do not guarantee the continued employment of current executive officers or that we will be able to find suitable management personnel to replace departing executive officers on a timely basis.

Our failure to attract and retain qualified personnel and control labor costs could adversely affect our business. Our business model requires us to train, motivate and manage our employees and to attract, motivate and retain additional qualified managerial and merchandising personnel. Our ability to control costs and meet our labor needs is subject to external factors such as unemployment levels, prevailing wage rates paid by those with whom we compete for talent, health care and minimum wage legislation, changing demographics and general wage inflationary pressure. If we are unable to attract and retain quality sales associates and management, embrace automation, such as robot, artificial intelligence, and self-checkout technology, as necessary, or if market conditions or changes to minimum wage laws result in the need for higher wages paid to employees, our ability to meet our growth goals or to sustain expected levels of profitability may be compromised and our financial condition, results of operations and cash flows may be adversely affected.

Financial and Liquidity Risks

We will require significant funds to implement our business strategy and meet our other liquidity needs. We may not generate sufficient cash flow from operations or obtain sufficient borrowings under our credit agreement to finance our business strategy, including our rebanner strategy, and meet our other liquidity needs. Failure to generate or raise sufficient funds may require us to modify, delay or abandon some of our future growth or expenditure plans. We may utilize our credit agreement to fund working capital, including inventory purchases, and special purpose standby letters of credit, as needed. Significant decreases in cash flow from operations could result in our borrowing under the credit agreement to fund operational needs. If we borrow funds under our credit agreement and interest rates materially increase, our financial results could be adversely affected.

Financial market volatility could have an adverse effect on the sources and costs of financing available to us. The capital and credit markets have experienced, and may continue to experience, volatility and disruption, which could, among other impacts, make obtaining other sources of debt more difficult and increase our borrowing costs or limit other potential sources of financing available to us.

If our long-lived assets become impaired, we may need to record significant non-cash impairment charges. Periodically, we review our long-lived assets for impairment whenever economic events or changes in circumstances indicate that the carrying value of an asset may not be recoverable, and certain intangible assets, such as goodwill and non-amortizing trade names, are evaluated annually regardless of triggering events. Significant negative industry or general economic trends, disruptions to our business and unexpected significant changes or planned changes in our use of the assets (such as store relocations or closures) have resulted, and in the future may result, in impairment charges. Any such impairment charges, if significant, would adversely affect our financial position and results of operations.

Failure to maintain effective internal control over financial reporting could result in a loss of investor confidence in our financial reports and have an adverse effect on our stock price. We must continue to document, test and evaluate our internal control over financial reporting in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires annual reports by management regarding the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm attesting to the effectiveness of our internal control over financial reporting. We have expended, and expect that we will continue to expend, significant management time and resources documenting and testing our internal control over financial reporting. If we conclude in future periods that our internal control over financial reporting is not effective, it could result in lost investor confidence in the accuracy, reliability and completeness of our financial reports. Any such events could have an adverse effect on our stock price.

Risks Relating to the Ownership of Our Common Stock

We are controlled by our principal shareholders. J. Wayne Weaver, our Chairman of the Board of Directors, and his spouse together beneficially own approximately 31.7% of our outstanding common stock. In addition, Mr. Weaver's adult daughter is the sole trustee of several grantor retained annuity trusts and, as a result, beneficially owns less than 5% of our outstanding common stock held by such trusts. Accordingly, the Weaver family is able to exert substantial influence over our management and operations. In addition, their interests may differ from, or be opposed to, the interests of our other shareholders, and their ownership may have the effect of delaying or preventing a change in control that may be favored by other shareholders.

Perception of the overall retail industry and other macroeconomic conditions may impact our stock price and operations. The retail industry continues to evolve and undergo structural change. This evolution and structural change have resulted in the bankruptcy and/or reorganization of various footwear specific and other publicly traded retailers. Despite our best efforts to differentiate our business model and processes, our stock price has fluctuated as a result of perceptions of the overall retail environment and investor confidence in the retail sector. The volatility in our stock price could be exacerbated by macroeconomic conditions that affect the market generally or our industry in particular and could have the effect of diverting management's attention and could harm our business. We cannot provide any assurance that perception of the retail industry overall and other macroeconomic conditions will not continue to impact our stock price or our ability to engage business partners on terms acceptable to us.

Our stock price may be volatile and could decline substantially. The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common stock to decline, including:

- operating results failing to meet the expectations of securities analysts or investors in any quarter;

- downward revisions in securities analysts' estimates;

- material announcements by us or our competitors; and

- the other risk factors cited in this Annual Report on Form 10-K.

The price of our common stock may decline and the value of any investment in our common stock may be reduced regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the subject of securities class action litigation. If we become involved in securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

We cannot guarantee that we will continue to make dividend payments or that we will repurchase stock pursuant to our stock repurchase program. Our Board of Directors determines if it is in our best interest to pay a dividend to our shareholders and the amount of any dividend and declares all dividend payments. In the future, our results of operations and financial condition may not allow for a dividend to be declared, or the Board of Directors may decide not to continue to declare dividends. In addition, our current share repurchase program authorizes the purchase of up to $50 million of our common stock through December 31, 2026. However, we are not obligated to make any purchases under the share repurchase program and the program may be amended, suspended or discontinued at any time.

Provisions of our organizational documents and Indiana law might deter acquisition bids for us. Our Amended and Restated Articles of Incorporation, our By-Laws and Indiana corporate laws contain provisions that may discourage other persons from attempting to acquire control of us, including, without limitation, a Board of Directors that has staggered three-year terms for its members, supermajority voting provisions, restrictions on the ability of shareholders to call a special meeting of shareholders and advance notice requirements in connection with shareholder proposals or director nominations. Additionally, the Board of Directors has the authority to issue preferred stock in one or more series without the approval of the holders of our common stock. Further, Indiana corporate law contains business combination provisions that, in general, prohibit for five years any business combination with a beneficial owner of 10% or more of our common stock unless the holder's acquisition of the stock was approved in advance by our Board of Directors. Indiana corporate law also contains control share acquisition provisions that limit the ability of certain shareholders to vote their shares unless their control share acquisition is approved. In certain circumstances, the fact that corporate devices are in place that inhibit or discourage takeover attempts could reduce the market value of our common stock.

ITEM 1B. **UNRESOLVED STAFF COMMENTS**

None.

ITEM 1C. **CYBERSECURITY**

Risk Management and Strategy

Daily, we are threatened by system intrusions, social engineering attempts and web application attacks. These threats and attempts are directed at payment data, employee credentials, system passwords and personal information. We have developed and implemented a risk-based framework to address them. We consider cybersecurity a top risk within our enterprise risk management protocol, which is subject to oversight by our Board of Directors.

Our risk-based processes, as designed, seek to maintain physical, administrative and technical controls that protect the confidentiality, integrity and availability of our information systems and information stored on our network, including customer information, personal information, intellectual property and proprietary information.

We use the National Institute of Standards and Technology Cybersecurity Framework (the "NIST CSF") as a guideline for our cybersecurity framework. This does not imply that we meet any technical standards, specifications or requirements under the NIST CSF, only that we use the NIST CSF as a framework to help us identify, assess and manage cybersecurity risks related to our business. Our policies for overall general information technology controls are also influenced by the Control Objectives for Information and Related Technologies, which align with the NIST CST.

Our key cybersecurity processes are organized into four primary categories:

- Outage and access: these processes address system intrusion and credential and password threats and risks;

- Payment and loyalty rewards: these processes protect the information of our customers;

- Personal data: these processes protect the payroll and healthcare data of our current and former employees and vendor information; and

- Vendor partner security: these processes review the infrastructure and security processes of vendor partners that process transactions, provide cloud-based solutions and provide the backbone for our data flow.

Key elements of our cybersecurity processes include, but are not limited to, the following:

- Firewalls, data encryption and tokenization, multifactor authentication and data backup, among other safeguarding tactics;

- Routine tests of our back up processes, the physical security of our data storage and access to systems via penetration testing;

- A security team principally responsible for managing (1) our cybersecurity risk assessment processes, (2) our security controls, and (3) our response to cybersecurity incidents;

- Training and testing of the diligence and awareness of our employees regarding social engineering email and other cybersecurity schemes and risks;

- Engaging third-party cybersecurity companies periodically to assess our cybersecurity posture and assist with identifying and remediating cybersecurity risks; and

- Contractual commitments from vendor partners and a review of controls at vendor partners via System and Organization Controls reports.

Governance

Our Board of Directors oversees and guides our business and oversees our exposure to major risks. As stated in its charter, our Board of Directors has delegated to the Audit Committee, which currently includes the Board members with cybersecurity acumen, the responsibility for Board-level oversight of cybersecurity risk. As part of its oversight role, the Audit Committee receives reports about our protocols, material threats or incidents and other developments related to cybersecurity.

These cybersecurity reports are provided to our Audit Committee at least annually, and these reports are delivered by our Senior Vice President and Chief Information Officer ("CIO"). Our CIO has over 35 years of experience with our information systems and is versed in cybersecurity frameworks and best practices. A security committee assists the CIO with developing controls, selecting vendor partners, identifying emerging threats and implementing best practices within our risk-based framework. Our security team is comprised of professionals with cybersecurity certifications and specialized training. Our CIO addresses how we allocate capital resources to our cybersecurity processes with our executive leadership team, which includes our Interim Chief Executive Officer, Chief Operating Officer, Chief Merchandising Officer and Chief Financial Officer. The CIO reports directly to our Chief Operating Officer.

Process to Access, Identify and Manage Material Risks from Cybersecurity Threats

When a cybersecurity incident occurs or we identify a vulnerability, our CIO and our security committee, which is described in more detail under "Governance" above, are responsible for leading the initial risk assessment, and external experts may also be engaged and our Audit Committee or full Board may also be consulted. If a breach of our control structure were to occur, our executive leadership team, Audit Committee and counsel would be briefed by the CIO and a determination would be made on whether such issue is material to warrant disclosure.

As of January 31, 2026, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, cash flow or financial condition.

Even with our current control processes and a continuous improvement mindset, cybersecurity threats constantly evolve. If the measures we have employed were to fail, or if a breach were to occur, it could result in impairment or loss of critical functions, such as the operation of our e-commerce websites, our Evansville distribution center, our corporate network and/or our point-of-sale systems, as examples. Additionally, confidential information could be compromised, or we could be defrauded or ransomed for a material amount of funds. Any of these outcomes could negatively affect our reputation and customer loyalty. The ultimate effects of a breach or loss in function or confidential information are difficult to quantify with any certainty, but such loss may be partially limited through insurance. See "Risk Factors—We could be adversely affected if our information technology systems fail to operate effectively, are disrupted or are compromised", "—Various risks associated with our e-commerce platform may adversely affect our business and results of operations", "—We outsource certain business processes to third-party vendors and have certain business relationships that subject us to risks, including disruptions to our business and increased costs" and "—Failure to protect the integrity and security of individually identifiable data of our customers and employees could expose us to litigation and damage our reputation" in PART I, ITEM 1A of this Annual Report on Form 10-K, which risk factors are incorporated by reference into this section of this Annual Report on Form 10-K.

ITEM 2. **PROPERTIES**

Physical Stores

As of our Fiscal 2025 year end, we leased our 426 stores located across 35 states and Puerto Rico. Approximately 98% of the leases for our existing stores provide for fixed minimum rentals and approximately 50% provide for contingent rental payments based upon various specified percentages of sales. Certain leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes.

Our stores utilize between 8,000 and 20,000 square feet of leased space. The sales area comprises substantially all (greater than 80%) of our typical gross store footprint.

Following is a roll forward of our leased locations over the last five years:

Fiscal Years	Historical Store Count				
	2025	2024	2023	2022	2021
Stores open at the beginning of the year	430	400	397	393	383
New store openings	1	4	5	4	1
Stores acquired	0	28	0	0	21
Permanently closed	(5)	(2)	(2)	0	(12)
Stores open at the end of the year	426	430	400	397	393
Stores relocated	0	2	0	0	2
Stores rebannered	101	10	0	0	0

We performed a store improvement plan that was completed in Fiscal 2021. As part of that plan, we identified underperforming stores and worked to address these stores' performance through renegotiation of lease terms, relocation, or closure. While we continue to actively monitor our store portfolio, we do not expect any further significant closures over the next several years.

The following table identifies the number of our stores in each state and Puerto Rico as of our Fiscal 2025 year end:

State/Territory		State/Territory	
Alabama	22	Nebraska	2
Arizona	3	New York	2
Arkansas	10	North Carolina	18
Colorado	3	North Dakota	3
Delaware	1	Ohio	18
Florida	32	Oklahoma	7
Georgia	22	Pennsylvania	9
Idaho	4	Puerto Rico	5
Illinois	32	South Carolina	11
Indiana	26	South Dakota	2
Iowa	11	Tennessee	19
Kansas	5	Texas	47
Kentucky	12	Utah	2
Louisiana	11	Virginia	6
Michigan	13	West Virginia	6
Minnesota	2	Wisconsin	27
Mississippi	9	Wyoming	1
Missouri	22	Total Stores	426
Montana	1		

Distribution Center

Our 410,000 square foot distribution center is located in Evansville, Indiana. This facility can support the processing and distribution needs for approximately 470 stores. With additional resources added, including our right to expand the facility by 200,000 square feet, the current location could provide processing capacity for approximately 650 stores. We lease the facility from a third party. The initial lease term expires in 2034 and contains renewal options.

Corporate Headquarters and Support Center

We lease our corporate headquarters located in Fort Mill, South Carolina and own our office located in Evansville, Indiana.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we are involved in certain legal proceedings in the ordinary course of conducting our business. While the outcome of any legal proceeding is uncertain, we do not currently expect that any such proceedings will have a material adverse effect on our financial position or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our common stock is quoted on The Nasdaq Stock Market LLC under the trading symbol "SCVL." As of March 20, 2026, there were approximately 111 holders of record of our common stock. We did not sell any unregistered equity securities during Fiscal 2025, Fiscal 2024 or Fiscal 2023.

Cash Dividends

During Fiscal 2025, we paid quarterly cash dividends of $0.15 per share for all four fiscal quarters. The declaration and payment of any future dividends are at the discretion of the Board of Directors and will depend on our results of operations, financial condition, business conditions and other factors deemed relevant by our Board of Directors.

On March 3, 2026, the Board of Directors increased the quarterly cash dividend from $0.150 to $0.170 per share, an increase of 13.3%, for the first quarter of Fiscal 2026. The quarterly cash dividend of $0.170 per share will be paid on April 20, 2026 to shareholders of record as of the close of business on April 6, 2026.

Issuer Purchases of Equity Securities

We did not repurchase any shares of our common stock under our Board-approved share repurchase program during the fourth quarter of Fiscal 2025. For a discussion of our share repurchase program, see "Share Repurchase Program" in PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" of this Annual Report on Form 10-K.

Throughout Fiscal 2025, we issued treasury shares to certain employees upon the vesting of restricted stock units and performance stock units and for other stock awards, and to our non-employee directors upon the issuance of service-based restricted stock awards. We also repurchased 104,759 shares of common stock as a result of our withholding shares or allowing our employees to deliver shares to us for the income taxes resulting from the vesting of certain share-settled equity awards. We intend to continue issuing shares out of treasury to meet these needs.

The following table summarizes our repurchase activity during the fourth quarter of Fiscal 2025:

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased[1]	Average Price Paid per Share	Total Number Of Shares Purchased as Part of Publicly Announced Programs[2]	Approximate Dollar Value of Shares that May Yet Be Purchased Under Programs[2]
November 2, 2025 to November 29, 2025	0	$ 0.00	0	$ 50,000,000
November 30, 2025 to January 3, 2026	3,313	$ 16.88	0	$ 50,000,000
January 4, 2026 to January 31, 2026	0	$ 0.00	0	$ 50,000,000
	3,313		0	

(1)   3,313 shares were withheld by us in connection with employee payroll tax withholding upon the vesting of stock-based compensation awards that were settled in shares.

(2)   On December 10, 2025, our Board of Directors authorized a new share repurchase program (the "2026 Share Repurchase Program") for up to $50.0 million of our outstanding common stock, effective January 1, 2026 and expiring on December 31, 2026. The 2026 Share Repurchase Program replaced the prior $50.0 million share repurchase program that was authorized in December 2024 and expired in accordance with its terms on December 31, 2025.

Credit Agreement's Impact on Share Repurchases and Dividends

Our amended and restated credit agreement, dated as of March 23, 2022 (our "Credit Agreement"), contains certain restrictions on our ability to pay cash dividends and to repurchase shares of our common stock. However, as long as our consolidated EBITDA is positive and there are either no or low borrowings outstanding under the Credit Agreement, we expect these restrictions would have no impact on our ability to pay cash dividends or execute share repurchases from cash on hand. The Credit Agreement stipulates that cash dividends and share repurchases of $15 million or less per fiscal year can be made without restriction as long as there is no default or event of default before and immediately after such distributions. We are also permitted to pay cash dividends or repurchase shares of our common stock in excess of $15 million in a fiscal year provided that (a) no default or event of default exists before and immediately after the distribution, and (b) on a proforma basis, the ratio of (i) the sum of (A) our consolidated funded indebtedness plus (B) three times our consolidated rental expense to (ii) the sum of (A) our consolidated EBITDA plus (B) our consolidated rental expense is less than 3.5 to 1.0. See Note 10 - "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for more information regarding the Credit Agreement.

ITEM 6.   **[RESERVED]**

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations (the "MD&A") should be read together with our consolidated financial statements and notes to those statements included in PART II, ITEM 8 of this Annual Report on Form 10-K. This section of this Annual Report on Form 10-K generally discusses Fiscal 2025 and Fiscal 2024 and year-over-year comparisons between Fiscal 2025 and Fiscal 2024. A discussion of Fiscal 2024 and year-over-year comparisons between Fiscal 2024 and Fiscal 2023 that are not included in this Annual Report on Form 10-K can be found in PART II, ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for our fiscal year ended February 1, 2025, filed with the SEC on March 21, 2025. At the end of this section of this Annual Report on Form 10-K, we have included historical data for the past five fiscal years to facilitate trend analysis of key data reported in our consolidated financial statements and other select operating data.

Overview of Our Business

Shoe Carnival, Inc. is one of the nation's largest omnichannel sellers of footwear for the family, and our goal is to be the leading family footwear retailer in the United States. Our product assortment, whether shopping in a physical store or through our e-commerce sales channel, is primarily branded footwear and includes dress and casual shoes, sandals, boots, work, and a wide assortment of athletic shoes. We carry shoes in two general categories – athletics and non-athletics with subcategories for men's, women's and children's and we also carry certain accessories. In addition to our physical stores, through our e-commerce sales channel, customers can purchase the same assortment of merchandise in all categories of footwear with expanded options in certain instances. During Fiscal 2025, we operated two banners: Shoe Carnival and Shoe Station. For a description of these two banners, including the in-store environment, target customer and product assortment, see PART I, ITEM 1 of this Annual Report on Form 10-K.

As of our Fiscal 2025 year end, we operated 426 stores across 35 states and Puerto Rico, consisting of 144 Shoe Station locations and 282 Shoe Carnival locations. As more fully described in PART I, ITEM 1 of this Annual Report on Form 10-K, at the end of Fiscal 2025, Shoe Station bannered stores represented approximately 34% of our total store fleet, compared to approximately 10% at the end of Fiscal 2024. During Fiscal 2025, we rebannered 101 stores into Shoe Station stores, consisting of 73 Shoe Carnival stores and all 28 Rogan's stores.

On November 13, 2025, we announced that our Board of Directors unanimously approved changing our corporate name to Shoe Station Group, Inc., subject to shareholder approval at our Annual Meeting of Shareholders in June 2026. That proposed name change remains on the June 2026 agenda. The proposed corporate name change to Shoe Station Group, Inc. reflects the Board's conviction that the Shoe Station concept is our primary long-term growth vehicle.

Store Portfolio and Our Banner Strategy

The following tables set forth our physical store count for Fiscal 2025 and Fiscal 2024, as impacted by store rebanners, acquisitions, store openings and store closures.

Banner	Beginning of Period	Opened	Acquired	Permanently Closed	Rebannered	End of Period
				January 31, 2026		
Shoe Carnival	360	0	0	(5)	(73)	282
Shoe Station	42	1	0	0	101	144
Rogan's	28	0	0	0	(28)	0

Banner	Beginning of Period	Opened	Acquired	Permanently Closed	Rebannered	End of Period
				February 1, 2025		
Shoe Carnival	372	0	0	(2)	(10)	360
Shoe Station	28	4	0	0	10	42
Rogan's	0	0	28	0	0	28

As stated above, during Fiscal 2025, we rebannerd 101 stores into Shoe Station stores. Over time this rebanner strategy has evolved. Previous expectations were that approximately 70 additional stores would rebanner before Back-to-School in Fiscal 2026, with the Shoe Station stores then representing 51% of the current store fleet, and that over 90% of our fleet would operate as a Shoe Station store by the end of Fiscal 2028, with remaining locations to be evaluated for potential rebannering, outlet repositioning, or closure. This transition to substantially all Shoe Station stores was expected to generate both inventory reductions, as Shoe Station's merchandising model requires less inventory per store, as well as cost savings from reduced dual-brand complexity across merchandising, marketing, systems, supply chain and back office.

In evaluating the performance of the 101 stores that were rebannered in Fiscal 2025, particularly Net Sales in the second-half of Fiscal 2025, we observed that, while Shoe Station's e-commerce results have been a meaningful contributor to banner-level sales growth, demonstrating strong consumer response to the Shoe Station brand and assortment online, there was significant variability in in-store sales performance across rebannered locations, with some stores performing well and others not achieving anticipated results.

As a result, we made the strategic decision to slow the pace of store rebanners in Fiscal 2026 from previously announced timelines to allow time to identify which consumer demographics are responding most favorably to the Shoe Station format, to determine which marketing channels are most effective in driving new customer acquisition, and to refine product mix in rebannered stores to improve in-store conversion. We now expect to rebanner approximately 21 stores during the first half of Fiscal 2026 while this evaluation is conducted.

The Shoe Station banner is expected to continue as our primary growth banner as we leverage our CRM customer data to identify opportunities both within our current markets as well as new markets outside of our current footprint that are best suited for the Shoe Station format.

However, in markets where Shoe Carnival has historically been a dominant family footwear retailer, those stores will continue to operate under the Shoe Carnival banner. The Shoe Carnival banner continues to serve an important customer base in a meaningful number of locations, and we expect to manage both banners accordingly.

Net Sales by Banner

For the past three fiscal years, Shoe Station has been a market leader in the Southeast, and, according to our view of available industry data, Shoe Station has been the fastest growing retailer in our industry in terms of Net Sales growth. During the same period, our Shoe Carnival banner and the family footwear industry experienced comparable stores Net Sales declines.

Net Sales from our Shoe Station banner grew from $99.9 million in Fiscal 2022 (the first full year of our ownership) to $236.7 million in Fiscal 2025 (excluding Net Sales from Rogan's, which are discussed below). This increase included Net Sales growth of 4.5% in Fiscal 2023, 6.4% in Fiscal 2024, and 2.7% in Fiscal 2025 from both new stores and comparable store Net Sales increases. The remaining increase resulted from base Net Sales that were transferred from Shoe Carnival as stores rebannered.

Conversely, Net Sales from our Shoe Carnival banner declined from $1.161 billion in Fiscal 2022 to $821.8 million in Fiscal 2025. This decrease included Net Sales declines of 7.8% in Fiscal 2023, 5.7% in Fiscal 2024, and 7.7% in Fiscal 2025 from both net store closures and comparable store Net Sales declines. The remaining decrease resulted from base Net Sales that were transferred to Shoe Station as stores rebannered.

With respect to Net Sales transferred between banners, we categorize Net Sales generated from a rebannered store as Shoe Station Net Sales beginning in the month following the month the store rebanners. Net Sales in Fiscal 2024 and Fiscal 2025 that were transferred from Shoe Carnival to Shoe Station totaled $7.6 million and $111.3 million, respectively. Approximately $149 million of Net Sales were reported as Shoe Carnival and Rogan's Net Sales until they were rebannered in Fiscal 2025. In Fiscal 2026, those Net Sales will be reported under the Shoe Station banner for the entirety of the year.

Rogan's Net Sales were $75.6 million in Fiscal 2025 and $80.3 million in Fiscal 2024. During Fiscal 2025, we transitioned to a more profitable Net Sales approach at Rogan's, which resulted in Rogan's generating more product margin in Fiscal 2025 compared to Fiscal 2024, despite the lower Net Sales. With integration fully complete and synergies captured, we expect to no longer separate Rogan's Net Sales from Shoe Station Net Sales beginning in Fiscal 2026.

Comparable Stores Net Sales

Comparable stores Net Sales is a key performance indicator for us. Comparable stores Net Sales include stores that have been open for 13 full months after such stores' grand opening or acquisition prior to the beginning of the period, including those stores that have been relocated, remodeled or rebannered. Therefore, stores recently opened, acquired or permanently closed are not included in comparable stores Net Sales. We generally include e-commerce sales in our comparable stores Net Sales as a result of our omnichannel retailer strategy. Due to our omnichannel retailer strategy, we view e-commerce sales as an extension of our physical stores. Rogan's comparable stores Net Sales were included in our comparable stores Net Sales quarterly calculations beginning in the thirteen weeks ended August 2, 2025 and will begin to be included in our comparable stores Net Sales annual calculations beginning in Fiscal 2026.

Fiscal 2025 Executive Summary

Our Fiscal 2025 Net Income was $52.3 million, or $1.90 per diluted share, and was lower than the $73.8 million, or $2.68 per diluted share, reported in Fiscal 2024. We estimate our Fiscal 2025 Net Income per Diluted Share decreased by approximately $0.66 as a result of our rebanner-related investment, as more fully described below. The decline in Net Income per Diluted Share was also impacted by certain tax credits and other benefits associated with the Rogan's acquisition that totaled $0.19 in Fiscal 2024 and did not recur in Fiscal 2025. Our Net Income per Diluted Share otherwise increased $0.07 year over year before the impact of these prior year Rogan's acquisition related benefits and Fiscal 2025 rebanner investments.

Our Net Sales declined 5.6% in Fiscal 2025 compared to Fiscal 2024, primarily due to a 7.7% decline in Net Sales at our Shoe Carnival banner as we maintained pricing discipline despite pressure on lower-income consumers and reduced promotional marketing. In contrast, our Shoe Station banner achieved Net Sales growth of 2.7% in Fiscal 2025 compared to Fiscal 2024, driven by our rebanner strategy, including omnichannel growth. Therefore, our Shoe Station banner's Net Sales growth in Fiscal 2025 compared to Fiscal 2024 outperformed Shoe Carnival's Net Sales decline by 10.4 percentage points.

Our comparable stores Net Sales also declined 5.6% and included comparable stores Net Sales growth in Back-to-School August. Our Shoe Station banner grew comparable stores Net Sales low single digits in Fiscal 2025, while comparable stores Net Sales at our Shoe Carnival banner declined high-single digits and was the primary driver of our overall comparable stores Net Sales decline.

We achieved a Gross Profit margin of 36.6%, up 100 basis points from Fiscal 2024 and above 35% for the fifth consecutive year. The increase included a 180 basis point increase in our merchandise margin, driven by disciplined pricing across all banners, a favorable mix shift toward Shoe Station's higher income customers and deliberate inventory management decisions made in anticipation of tariff cost increases that are expected to fully impact Fiscal 2026. This increase was reduced by 80 basis points from buying, distribution and occupancy costs primarily due to deleverage on lower Net Sales.

Our Operating Income declined $24.4 million in Fiscal 2025 compared to Fiscal 2024. We estimate our Fiscal 2025 Operating Income declined approximately $24.1 million, or $0.66 per diluted share compared to Fiscal 2024 as a result of rebanner-related investment due to lost sales during a four-to-six-week store closure period through each store's grand opening, store closing costs and asset write-offs, additional depreciation of new store construction costs, customer acquisition costs and other costs. This rebanner investment resulted in an approximate 0.5% reduction in Net Sales due to lost sales and an approximate 2.0% increase in our Selling, General and Administrative Expenses ("SG&A") as a percent of Net Sales. Capital expenditures supporting the rebanner initiative totaled approximately $37.1 million in Fiscal 2025.

Fiscal 2025 marked the 21st consecutive fiscal year we ended with no debt. In each of the last five years, we have funded our operations and growth investments, including our acquisitions of Shoe Station and Rogan's and our current year rebanner and inventory investments, without drawing on our credit facility. We ended Fiscal 2025 with $130.7 million of Cash, Cash Equivalents and Marketable Securities, up 6% compared to the end of Fiscal 2024 and $99.0 million of available borrowings under our existing credit facility to fund our growth objectives. Cash flows from operations in Fiscal 2025 totaled $71.3 million.

Our Merchandise Inventories at the end of Fiscal 2025 were $439.6 million, up approximately 14% compared to the end of Fiscal 2024. We increased our inventory positions this year, taking advantage of opportunistic buys for seasonal and in-demand merchandise. This strategy improved availability of key merchandise and drove margin expansion in Fiscal 2025. We anticipate declines in Merchandise Inventories in Fiscal 2026 in a range of $50 to $65 million, as we expect to sell the remaining opportunistic pre-tariff and in-demand product purchased in Fiscal 2025 and increase promotional activity to work through excess inventory not part of our ongoing assortment, including legacy Shoe Carnival inventory, that will no longer be required as more Shoe Carnival stores rebanner. The promotional activity necessary to sell this inventory is expected to reduce gross profit margins in Fiscal 2026 compared to the 36.6% gross profit margin achieved in Fiscal 2025.

Results of Operations

The following table sets forth our results of operations expressed as a percentage of Net Sales for the following fiscal years:

	2025	2024	2023
Net sales	100.0%	100.0%	100.0%
Cost of sales (including buying, distribution, and occupancy costs)	63.4	64.4	64.2
Gross profit	36.6	35.6	35.8
Selling, general and administrative expenses	30.7	28.0	27.8
Operating income	5.9	7.6	8.0
Interest and other income	(0.3)	(0.5)	(0.2)
Interest expense	0.0	0.0	0.0
Income before income taxes	6.2	8.1	8.2
Income tax expense	1.6	2.0	2.0
Net income	4.6%	6.1%	6.2%

Fiscal 2025 Compared to Fiscal 2024

Net Sales

Net Sales were $1.135 billion during Fiscal 2025, a decrease of $67.6 million, or 5.6%, compared to Fiscal 2024. The decrease was primarily due to a 7.7% Net Sales decline at our Shoe Carnival banner, as we maintained pricing discipline despite pressure on lower-income consumers and reduced promotional marketing. This decrease was partially offset by continued growth from our Shoe Station banner, which contributed a 2.7% increase in Net Sales compared to Fiscal 2024. Our 5.6% comparable stores Net Sales decline included an approximate 13% decrease in units sold, partially offset by pricing increases. Our Shoe Carnival banner comparable stores Net Sales declined high-single digits, while our Shoe Station banner comparable stores Net Sales increased low-single digits. E-commerce sales were approximately 10% of merchandise sales in both Fiscal 2025 and Fiscal 2024.

Gross Profit

Gross Profit was $415.2 million in Fiscal 2025, a decrease of $13.6 million compared to Fiscal 2024. Gross profit margin in Fiscal 2025 was 36.6% compared to 35.6% in Fiscal 2024. The 100 basis point increase in gross profit margin was driven by a 180 basis point increase in merchandise margin due to disciplined pricing, favorable mix shift toward Shoe Station's higher-income consumer, and deliberate inventory management decisions made in anticipation of tariff cost increases that are expected to fully impact Fiscal 2026. This increase was partially offset by 80 basis points from buying, distribution and occupancy costs, primarily due to deleveraging on lower Net Sales in Fiscal 2025 compared to Fiscal 2024.

Selling, General and Administrative Expenses

SG&A increased $10.8 million in Fiscal 2025 to $348.4 million compared to $337.6 million in Fiscal 2024. The increase was due primarily to expenses associated with our rebanner strategy, partially offset by decreases in selling expenses impacting our other stores in Fiscal 2025 compared to Fiscal 2024. As a percent of Net Sales, SG&A were 30.7% in Fiscal 2025 compared to 28.0% in Fiscal 2024, with the increase being due primarily to the rebanner costs incurred in Fiscal 2025, which increased SG&A as a percent of Net Sales by approximately two percentage points, and deleveraging from lower Net Sales outpacing cost control measures.

Interest and Other Income and Interest Expense

Changes in our Interest and Other Income and our Interest Expense decreased our Income Before Income Taxes by $2.7 million in Fiscal 2025 compared to Fiscal 2024. This decrease was primarily due to pandemic-related tax credits of $3.0 million recognized in Fiscal 2024 associated with our acquisition of Rogan's, partially offset by higher interest earned on invested cash balances.

Income Taxes

The effective income tax rate for Fiscal 2025 was 25.7% compared to 24.3% for Fiscal 2024. The higher effective tax rate in Fiscal 2025 compared to Fiscal 2024 was due to discrete adjustments related to share-settled equity awards and favorable impacts recognized in Fiscal 2024 associated with our acquisition of Rogan's.

Liquidity and Capital Resources

Our primary sources of liquidity are $130.7 million of Cash, Cash Equivalents and Marketable Securities on hand at the end of Fiscal 2025, cash generated from operations and availability under our $100 million Credit Agreement. We believe our resources will be sufficient to fund our cash needs, as they arise, for at least the next 12 months. Our primary uses of cash are normally for working capital, which are principally inventory purchases, investments in our stores, such as rebanners and new stores, remodels and relocations, distribution center initiatives, lease payments associated with our real estate leases, potential dividend payments, potential share repurchases under our share repurchase program and the financing of capital projects, including investments in new systems. As part of our growth strategy, we have also pursued strategic acquisitions of other footwear retailers.

Cash Flow - Operating Activities

Net cash generated from operating activities was $71.3 million in Fiscal 2025 compared to $102.6 million during Fiscal 2024. The decrease in operating cash flow was primarily driven by increased inventory purchases and the reduction in Net Income as a result of costs incurred to support our rebanner strategy.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (the "OBBB"). The OBBB made key elements of the Tax Cuts and Jobs Act permanent, including 100% bonus depreciation and domestic research cost expensing. We estimate that the OBBB decreased our cash paid for taxes in Fiscal 2025 by approximately 30%. There was no material change in our effective income tax rate for Fiscal 2025 as a result of the OBBB.

Working capital increased on a year-over-year basis and totaled $437.7 million at January 31, 2026 compared to $405.7 million at February 1, 2025. The increase was primarily attributable to higher Merchandise Inventories and a higher cash balance, partially offset by higher Accounts Payable. Our current ratio was 3.8 as of January 31, 2026, compared to 4.1 as of February 1, 2025.

Cash Flow - Investing Activities

Our cash outflows for investing activities are normally for capital expenditures. During Fiscal 2025 and Fiscal 2024, we expended $44.7 million and $33.2 million, respectively, for the purchases of property and equipment, primarily related to rebanners, store remodels, and opening five new Shoe Station stores over both fiscal years.

Our Rogan's acquisition in first quarter 2024 resulted in the payment of cash consideration of $44.8 million, net of cash acquired, in Fiscal 2024. Additional information regarding the Rogan's acquisition, including information on the additional contingent consideration of up to $5.0 million, can be found in Note 3 — "Acquisition of Rogan Shoes" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

We invest in publicly traded mutual funds designed to mitigate income statement volatility associated with our non-qualified deferred compensation plan. The balance of these Marketable Securities was $13.6 million at January 31, 2026, compared to $14.4 million at February 1, 2025. Additional information can be found in Note 4 — "Fair Value of Financial Instruments" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K.

Cash Flow - Financing Activities

Our cash outflows for financing activities are typically for cash dividend payments, share repurchases or payments on our Credit Agreement. Shares of our common stock can be either acquired as part of a publicly announced repurchase program or withheld by us in connection with employee payroll tax withholding upon the vesting of stock-based compensation awards that are settled in shares. Our cash inflows from financing activities generally reflect stock issuances to employees under our Employee Stock Purchase Plan and borrowings under our Credit Agreement.

During Fiscal 2025, net cash used in financing activities was $18.9 million compared to $15.3 million during Fiscal 2024. The increase in net cash used in financing activities was primarily due to the increase in dividend payments and shares surrendered by employees to pay taxes on stock-based compensation awards. During Fiscal 2025 and Fiscal 2024, we did not borrow or repay funds under our Credit Agreement. Letters of credit outstanding were $1.0 million at January 31, 2026, and our borrowing capacity was $99.0 million. We also did not repurchase any shares under our share repurchase program in either Fiscal 2025 or Fiscal 2024.

Our Credit Agreement requires us to maintain compliance with various financial covenants. See Note 10 – "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a further discussion of our Credit Agreement and its covenants. We were in compliance with these covenants as of January 31, 2026.

Store Rebanners, Openings and Closings

We ended Fiscal 2025 with 426 stores, comprised of 282 Shoe Carnival stores and 144 Shoe Station stores. During Fiscal 2025, we rebannered 101 stores, consisting of 73 Shoe Carnival stores and all 28 Rogan's stores. During Fiscal 2025, we opened one new Shoe Station store and permanently closed five Shoe Carnival stores. We believe our current Shoe Station store footprint provides for growth in new markets within the United States as well as fill-in opportunities within existing markets.

We expect to rebanner approximately 21 stores during the first half of Fiscal 2026, increasing the number of our Shoe Station stores to 165 by Back-to-School in Fiscal 2026, representing 39% of our current store base. We expect a reduction in our Fiscal 2026 Operating Income of $10 to $15 million for continued rebanner investment to support stores rebannered in Fiscal 2025 and those that are planned to rebanner in Fiscal 2026, inclusive of expected lower margins to work through excess inventory as more stores rebanner. We anticipate additional capital expenditures in Fiscal 2026 of between $5 to $7 million to support the rebanner initiative. Though impacting near-term profitability and liquidity, we expect these investments will position us for more sustainable future performance.

Increasing market penetration by adding new stores is also a key component of our long-term growth strategy. We do not anticipate opening any new stores in Fiscal 2026 given our focus on rebannering and pursing acquisitions. Future store growth may also be impacted by macroeconomic uncertainty, and our ability to identify desirable locations and/or acquisition partners. We expect limited store closures over the next several years.

Capital Expenditures – Fiscal 2026

Capital expenditures for Fiscal 2026 are expected to be between $12 million and $18 million, inclusive of the $5 million to $7 million related to rebanner activity. The resources allocated to projects are subject to near-term changes depending on potential inflationary, supply chain and other macroeconomic impacts. Furthermore, the actual amount of cash required for capital expenditures for store operations depends in part on the number of stores opened, rebannered, relocated and remodeled, and the amount of lease incentives, if any, received from landlords. The number of new store openings and relocations will be dependent upon, among other things, the availability of desirable locations, the negotiation of acceptable lease terms and general economic and business conditions affecting consumer spending.

Dividends

During Fiscal 2025, four quarterly cash dividends of $0.15 per share were approved and paid. In Fiscal 2024, we paid four quarterly cash dividends of $0.135 per share. During Fiscal 2025 and Fiscal 2024, we returned $16.7 million and $14.7 million, respectively, in cash to our shareholders through our quarterly dividends.

The declaration and payment of any future dividends are at the discretion of the Board of Directors and will depend on our results of operations, financial condition, business conditions and other factors deemed relevant by our Board of Directors, subject to the restrictions in our Credit Agreement. See Note 10 – "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a further discussion of our Credit Agreement and its restrictions.

Share Repurchase Program

On December 10, 2025, our Board of Directors authorized a share repurchase program for up to $50 million of our outstanding common stock, effective January 1, 2026 (the "2026 Share Repurchase Program"). The purchases may be made in the open market or through privately negotiated transactions from time to time through December 31, 2026 and in accordance with applicable laws, rules and regulations. The 2026 Share Repurchase Program may be amended, suspended or discontinued at any time and does not commit us to repurchase shares of our common stock. We have funded, and intend to continue to fund, the share repurchase program from cash on hand, and any shares acquired will be available for stock-based compensation awards and other corporate purposes. The actual number and value of the shares to be purchased will depend on the performance of our stock price and other market and economic factors, subject to the restrictions in our Credit Agreement. See Note 10 – "Debt" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a further discussion of our Credit Agreement and its restrictions.

The 2026 Share Repurchase Program replaced a $50 million share repurchase program that was authorized in December 2024, became effective January 1, 2025 and expired in accordance with its terms on December 31, 2025. No shares were repurchased during Fiscal 2025 or Fiscal 2024.

Leases

Rent-related payments made in Fiscal 2025 totaled $98.1 million. As we are contractually obligated to make lease payments to landlords, estimated future payments to landlords and lease-related charges are expected to be significant in future years and will increase in future years due to expected organic and acquired store growth. These payments include estimates for fixed minimum and contingent rent, estimated reimbursements to landlords for common area maintenance, taxes and insurance and other occupancy related charges. See Note 11 – "Leases" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for further discussion of our lease obligations.

Impact of Store Count and Seasonality on Quarterly Results

Our quarterly results of operations have fluctuated and are expected to continue to fluctuate in the future, primarily as a result of seasonal variances and the timing of sales and costs associated with opening new stores and closing underperforming stores.

(Unaudited, in thousands, except per share amounts)

Fiscal 2025	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 277,715	$ 306,388	$ 297,155	$ 254,066
Gross profit	95,777	118,808	111,837	88,728
Operating income	11,965	25,228	18,623	10,942
Net income	9,343	19,225	14,646	9,055
Net income per share – Diluted [1]	$ 0.34	$ 0.70	$ 0.53	$ 0.33

Fiscal 2024	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 300,365	$ 332,696	$ 306,885	$ 262,939
Gross profit	106,800	119,943	110,382	91,669
Operating income	22,507	30,079	24,529	14,037
Net income	17,286	22,573	19,242	14,665
Net income per share – Diluted [1]	$ 0.63	$ 0.82	$ 0.70	$ 0.53

[1] Per share amounts are computed independently for each of the quarters presented. For per share amounts, the sum of the quarters may not equal the total year due to the impact of changes in weighted shares outstanding and differing applications of earnings as prescribed by accounting guidance.

Seasonality

We have three distinct peak selling periods: Easter, back-to-school and Christmas. Our operating results depend significantly upon the sales generated during these periods. To prepare for our peak shopping seasons, we must order and keep in stock significantly more merchandise than we would carry during other periods of the year. Any unanticipated decrease in demand for our products or a supply chain disruption that reduces inventory availability during these peak shopping seasons could reduce our Net Sales and Gross Profit and negatively affect our profitability.

Store Count

We continually analyze our store portfolio and the potential for new stores based on our view of internal and external opportunities and challenges in the marketplace. As part of our long-term growth strategy, we expect to pursue opportunities for store growth across large and mid-size markets as we continue to leverage customer data from our CRM program and more attractive real estate options become available.

When we identify a store that produces or may potentially produce low or negative contribution, we either renegotiate lease terms, relocate or close the store. In instances when underperformance indicates the carrying value of a store's assets may not be recoverable, we impair the store. Depending upon the results of lease negotiations with certain landlords of underperforming stores, we may increase or decrease the number of store closures in future periods.

Non-capital expenditures, such as advertising and payroll incurred prior to the opening of a new store, are charged to expense as incurred. The timing and actual amount of expense recorded in closing an individual store can vary significantly depending, in part, on the period in which management commits to a closing plan, the remaining basis in the fixed assets to be disposed of at closing and the amount of any lease buyout. Therefore, our results of operations may be adversely affected in any quarter in which we incur pre-opening expenses related to the opening of new stores or incur store closing costs related to the closure of existing stores.

Critical Accounting Policies

We use judgment in reporting our financial results. This judgment involves estimates based in part on our historical experience and incorporates the impact of the current general economic climate and company-specific circumstances. However, because future events and economic conditions are inherently uncertain, our actual results could differ materially from these estimates. The accounting policies that require more significant judgment are included below.

Merchandise Inventories – Our Merchandise Inventories are stated at the lower of cost or net realizable value as of the balance sheet date and consist primarily of dress, casual and athletic footwear for women, men and children. The cost of our merchandise is determined using the first-in, first-out valuation method ("FIFO"). For determining net realizable value, we estimate the future demand and related sale price of merchandise in our inventory. The stated value of Merchandise Inventories contained on our Consolidated Balance Sheets also includes freight, certain capitalized overhead costs and reserves.

Factors considered when we review our inventory to properly state it at lower of cost or net realizable value include recent sale prices, historical loss rates, the length of time merchandise has been held in inventory, quantities of the various styles held in inventory, seasonality of the merchandise, expected consideration to be received from our vendors and current and expected future sales trends. We also review aging trends, which include the historical rate at which merchandise has sold below cost and the value and nature of merchandise currently held in inventory and priced below original cost. We reduce the value of our inventory to its estimated net realizable value where cost exceeds the estimated future selling price. Merchandise Inventories as of January 31, 2026 totaled $439.6 million, representing approximately 37% of total assets. Merchandise Inventories as of February 1, 2025 totaled $385.6 million, representing approximately 34% of total assets. Given the significance of inventories to our consolidated financial statements, the determination of net realizable value is a critical accounting estimate. Material changes in the factors noted above could have a significant impact on the actual net realizable value of our inventory and our reported operating results.

Valuation of Long-Lived Assets – Long-lived assets, such as Property and Equipment subject to depreciation and right-of-use assets arising from our leased properties, are evaluated for impairment on a periodic basis if events or circumstances indicate the carrying value may not be recoverable. This evaluation includes performing an analysis of the estimated undiscounted future cash flows of the long-lived assets. Assets are grouped and the evaluation performed at the lowest level for which there are identifiable cash flows, which is generally at a store level.

If the estimated future cash flows for a store are determined to be less than the carrying value of the store's assets, an impairment loss is recorded for the difference between the estimated fair value and the carrying value. We estimate the fair value of our long-lived assets using store-specific cash flow assumptions discounted by a rate commensurate with the risk involved with such assets while incorporating marketplace assumptions. Our assumptions and estimates used in the evaluation of impairment, including current and future economic trends for stores, are subject to a high degree of judgment. Assets subject to impairment are adjusted to estimated fair value and, if applicable, an impairment loss is recorded in SG&A. If actual operating results or market conditions differ from those anticipated, the carrying value of certain of our assets may prove unrecoverable and we may incur additional impairment charges in the future.

Valuation of Goodwill and Intangible Assets – Our indefinite-lived assets include Goodwill and non-amortizing Intangible Assets (trade names) resulting from the acquisitions of Shoe Station in Fiscal 2021 and Rogan's in Fiscal 2024. Goodwill represents the purchase price in excess of fair values assigned to the underlying identifiable net assets of the acquired business. Goodwill and indefinite-lived Intangible Assets are reviewed annually for impairment unless circumstances dictate the need for more frequent assessment. We perform our annual impairment testing as of the first day of the fourth fiscal quarter.

Goodwill is reviewed for impairment at our single reporting unit level. We have the option to either first perform a qualitative assessment to determine whether it is "more likely than not" that the reporting unit's fair value is less than its carrying value, or to proceed directly to the quantitative assessment, which requires a comparison of the reporting unit's fair value to its carrying value. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, expense factors, overall financial performance, entity specific and reporting unit events, capital markets and pricing and breakeven multiples. If we determine that the fair value of our reporting unit is less than its carrying value, we recognize an impairment charge equal to the difference, not to exceed the total amount of goodwill allocated to the reporting unit. In performing an impairment test for our Goodwill in Fiscal 2025, we completed the qualitative assessment on November 2, 2025. We determined that it was not "more likely than not" that the fair value of our reporting unit was less than the carrying value; therefore, no quantitative assessment was performed and no impairment was recorded.

With respect to the Shoe Station and Rogan's trade names, we elected to bypass the qualitative assessment and performed a quantitative assessment in Fiscal 2025 for each trade name. In the current year, revenue supporting the Rogan's trade name included Rogan's stores that were co-branded as "Shoe Station at Rogan's" and the business-to-business operations solely branded as "Rogan's Work." These stores and business-to-business operations continue to broadly use the Rogan's trade name. Both the Shoe Station and Rogan's data sets were assessed using respective revenue growth, discount rate and royalty rate assumptions. Significant changes in our estimates and assumptions could affect our fair value calculations. We performed these assessments on November 2, 2025 and our estimate of fair values exceeded the carrying amounts; therefore, no impairments were recorded.

Leases – We lease our retail stores, our Evansville distribution center and our corporate headquarters in Fort Mill, South Carolina. We also enter into leases of equipment and other assets. Substantially all of our leases are operating leases. Therefore, how operating leases are recognized throughout the financial statements in accordance with applicable accounting guidance can have a significant impact on our financial condition and results of operations and related disclosures.

In accordance with Accounting Standards Codification Topic No. 842 – *Leases*, on the lease commencement date we recognize a right-of-use asset for the right to use a leased asset and a liability based on the present value of remaining lease payments over the lease term. The weighted average discount rate utilized in Fiscal 2025 and Fiscal 2024 was 5.1% and 4.7%, respectively.

For new leases, renewals or amendments and when we make material investments in leased properties pursuant to our rebanner strategy or other modernization investments, we make certain estimates and assumptions regarding property values, market rents, property lives, discount rates and probable terms. These estimates and assumptions can impact: (1) lease classification and the related accounting treatment; (2) rent holidays, escalations or deferred lease incentives, which are taken into consideration when calculating straight-line expense; (3) the term over which leasehold improvements for each store are amortized; and (4) the values and lives of adjustments to initial and modified right-of-use assets. The amount of amortized rent expense would vary if different estimates and assumptions were used.

Our real estate leases typically include options to extend the lease or to terminate the lease at our sole discretion. Options to extend real estate leases typically include one or more options to renew, with renewal terms that typically extend the lease term for five years or more. Many of our leases also contain "co-tenancy" provisions, including the required presence and continued operation of certain anchor tenants in the adjoining retail space. If a co-tenancy violation occurs, we have the right to a reduction of rent for a defined period after which we have the option to terminate the lease if the violation is not cured. In addition to co-tenancy provisions, certain leases contain "go-dark" provisions that allow us to cease operations while continuing to pay rent through the end of the lease term. When determining the lease term, we include options that are reasonably certain to be exercised.

Income Taxes – As part of the process of preparing our consolidated financial statements, we are required to estimate our current and future income taxes for each tax jurisdiction in which we operate. Significant judgment is required in determining our annual tax expense and evaluating our tax positions. As a part of this process, deferred tax assets and liabilities are recognized based on the difference between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Our temporary timing differences relate primarily to inventory, property and equipment, right-of-use assets, operating lease liabilities, goodwill and non-amortizing intangible assets. Deferred tax assets and liabilities are measured using the tax rates enacted and expected to be in effect in the years when those temporary differences are expected to reverse. Deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits are uncertain.

We are also required to make many subjective assumptions and judgments regarding our income tax exposures when accounting for uncertain tax positions associated with our income tax filings. We must presume that taxing authorities will examine all uncertain tax positions and that they have full knowledge of all relevant information. However, interpretations of guidance surrounding income tax laws and regulations are often complex, ambiguous and frequently change over time, and a number of years may elapse before a particular issue is resolved. As such, changes in our subjective assumptions and judgments can materially affect amounts recognized in our consolidated financial statements. Although we believe we have no uncertain tax positions, tax authorities could assess tax liabilities in open tax periods not presently foreseen.

Recent Accounting Pronouncements

See Note 2 — "Summary of Significant Accounting Policies" in our Notes to Consolidated Financial Statements contained in PART II, ITEM 8 of this Annual Report on Form 10-K for a description of recent accounting pronouncements and related impacts.

Historical Financial and Operating Data

The following historical financial data is included for the convenience of assessing trends in our financial condition and results of operations over the previous five fiscal years. A more detailed description of the fluctuations among Fiscal 2021 – Fiscal 2024 can be found in our Annual Reports on Form 10-K filed for those previous fiscal years.

(In thousands, except per share and operating data)

Fiscal years [1]	2025	2024	2023	2022	2021
Income Statement Data:					
Net sales	$ 1,135,324	$ 1,202,885	$ 1,175,882	$ 1,262,235	$ 1,330,394
Gross profit	$ 415,150	$ 428,794	$ 421,390	$ 468,164	$ 526,787
Operating income	$ 66,758	$ 91,152	$ 93,505	$ 146,444	$ 207,654
Net income	$ 52,269	$ 73,766	$ 73,348	$ 110,068	$ 154,881
Diluted net income per share	$ 1.90	$ 2.68	$ 2.68	$ 3.96	$ 5.42
Dividends declared per share	$ 0.600	$ 0.540	$ 0.440	$ 0.360	$ 0.280
Balance Sheet Data:					
Cash and cash equivalents	$ 117,091	$ 108,680	$ 99,000	$ 51,372	$ 117,443
Total assets	$ 1,201,743	$ 1,124,133	$ 1,042,025	$ 989,781	$ 812,264
Long-term debt	$ 0	$ 0	$ 0	$ 0	$ 0
Total shareholders' equity	$ 689,666	$ 648,996	$ 583,389	$ 525,568	$ 452,533
Operating Data:					
Stores open at end of year	426	430	400	397	393
Comparable stores net sales [2][3]	-5.6%	-3.9%	-8.8%	-11.1%	35.3%
Square footage of store space at year end (000's)	4,937	4,968	4,569	4,505	4,419
Average sales per store (000's) [2][4][6]	$ 2,644	$ 2,766	$ 2,897	$ 3,159	$ 3,473
Average sales per square foot [2][5][6]	$ 253	$ 246	$ 255	$ 281	$ 321

(1) Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2025, 2024, 2023, 2022 and 2021 relate respectively to the fiscal years ended January 31, 2026, February 1, 2025, February 3, 2024, January 28, 2023 and January 29, 2022. Fiscal 2023 consisted of 53 weeks and fiscal years 2025, 2024, 2022 and 2021 all consisted of 52 weeks.

(2) Selected Operating Data for Fiscal 2023 has been adjusted to a comparable 52-week period ended January 27, 2024. The 53rd week in Fiscal 2023 caused a one-week shift in our fiscal calendar. To minimize the effect of this fiscal calendar shift on comparable stores Net Sales, our reported annual comparable stores Net Sales results for Fiscal 2023 compare the 52-week period ended January 27, 2024 to the 52-week period ended January 28, 2023, and our comparable stores Net Sales results for fiscal 2024 compare the 52-week period ended February 1, 2025 to the 52-week period ended February 3, 2024.

(3) Comparable stores Net Sales for the periods indicated include stores that have been open for 13 full months after such stores' acquisition or grand opening prior to the beginning of the period, including those stores that have been rebannered, relocated or remodeled. Therefore, stores opened, acquired or closed during the periods indicated are not included in comparable stores Net Sales. We include e-commerce sales in our comparable stores Net Sales. Due to our omnichannel retailer strategy, we view e-commerce sales as an extension of our physical stores.

(4) Average sales per store includes e-commerce sales in states with a physical store location.

(5) Average sales per square foot includes net e-commerce sales. We include e-commerce sales in our average sales per square foot as a result of our omnichannel retailer strategy. Due to our omnichannel retailer strategy, we view e-commerce sales as an extension of our physical stores.

(6) In fiscal year 2021 average sales per store and average sales per square foot include only Shoe Carnival banner stores.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk in that the interest payable on our credit agreement is based on variable interest rates and therefore is affected by changes in market rates. We do not use interest rate derivative instruments to manage exposure to changes in market interest rates. We had no borrowings under our credit agreement during Fiscal 2025.

ITEM 8. FINANCIAL STATEMENTS

The information required by this item follows Deloitte & Touche LLP's audit opinion, which begins on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shoe Carnival, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Shoe Carnival, Inc. and subsidiaries (the "Company") as of January 31, 2026, and February 1, 2025, the related consolidated statements of income, shareholders' equity, and cash flows, for each of the three years in the period ended January 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2026, and February 1, 2025, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2026, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Merchandise Inventories — Refer to Note 2 to the financial statements

Critical Audit Matter Description

Merchandise inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. Factors considered in determining if inventory is properly stated at the lower of cost or net realizable value include, among others, recent sale prices, historical loss rates, the length of time merchandise has been held in inventory, quantities of various styles held in inventory, seasonality of merchandise, expected consideration to be received from vendors and current and expected future sales trends. The Company also reviews aging trends, which include the historical rate at which merchandise has sold below cost and the value and nature of merchandise currently held in inventory and priced below original cost. The Company reduces the value of inventory to its estimated net realizable value where cost exceeds the estimated future selling price.

Given the significant judgments made by management to estimate the net realizable value of inventory, such as expected consideration to be received from vendors and current and expected future sales trends, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the significant judgments made by management to determine net realizable value of inventory included the following procedures, among others:

- We tested the operating effectiveness of the Company's internal control over the valuation of inventory, including the review and determination of the anticipated net realizable value of merchandise inventories compared to the cost value of inventory on-hand.

- We tested the recorded inventory reserve by developing an expectation for the amount of the inventory reserve and comparing our expectation to the amount recorded by management.

- We evaluated the reasonableness of management's determination of the net realizable value of inventory by:

  - Testing the accuracy of source data used in the calculation, including inventory on hand, historical losses by product category, sales prices and consideration received from vendors.

  - Recalculating the projected loss for inventory on hand based on the source data used in the calculation.

  - Making inquiries of management regarding current and expected future sales trends and evaluating external communications by analysts.

  - Evaluating management's ability to accurately forecast future sales trends and inventory losses by comparing actual results to management's historical forecasts.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
March 26, 2026

We have served as the Company's auditor since 1988.

Shoe Carnival, Inc.
Consolidated Balance Sheets
(In thousands, except share data)

	January 31, 2026		February 1, 2025	
Assets				
Current Assets:				
Cash and cash equivalents	$	117,091	$	108,680
Marketable securities		13,636		14,432
Accounts receivable		6,370		9,018
Merchandise inventories		439,638		385,605
Other		19,402		18,409
Total Current Assets		596,137		536,144
Property and equipment – net		185,610		172,806
Operating lease right-of-use assets		349,582		343,547
Intangible assets		40,923		40,968
Goodwill		18,018		18,018
Other noncurrent assets		11,473		12,650
Total Assets	$	1,201,743	$	1,124,133
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable	$	79,170	$	52,030
Accrued and other liabilities		21,199		25,382
Current portion of operating lease liabilities		58,057		53,013
Total Current Liabilities		158,426		130,425
Long-term portion of operating lease liabilities		313,368		314,974
Deferred income taxes		26,879		18,879
Deferred compensation		12,114		10,011
Other		1,290		848
Total Liabilities		512,077		475,137
Shareholders' Equity:				
Common stock, $0.01 par value, 50,000,000 shares authorized and 41,049,190 shares issued in each period		410		410
Additional paid-in capital		93,129		90,371
Retained earnings		808,807		773,353
Treasury stock, at cost, 13,674,916 and 13,874,787 shares, respectively		(212,680)		(215,138)
Total Shareholders' Equity		689,666		648,996
Total Liabilities and Shareholders' Equity	$	1,201,743	$	1,124,133

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Consolidated Statements of Income
(In thousands, except per share data)

	January 31, 2026		February 1, 2025		February 3, 2024	
Net sales	$	1,135,324	$	1,202,885	$	1,175,882
Cost of sales (including buying, distribution and occupancy costs)		720,174		774,091		754,492
Gross profit		415,150		428,794		421,390
Selling, general and administrative expenses		348,392		337,642		327,885
Operating income		66,758		91,152		93,505
Interest and other income		(4,002)		(6,648)		(2,917)
Interest expense		373		314		282
Income before income taxes		70,387		97,486		96,140
Income tax expense		18,118		23,720		22,792
Net income	$	52,269	$	73,766	$	73,348
Net income per share:						
Basic	$	1.91	$	2.72	$	2.69
Diluted	$	1.90	$	2.68	$	2.68
Weighted average shares:						
Basic		27,318		27,157		27,231
Diluted		27,535		27,524		27,407

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock			Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
	Issued	Treasury	Amount				
Balance at January 28, 2023	41,049	(13,884)	$ 410	$ 83,423	$ 653,450	$ (211,715)	$ 525,568
Dividends ($0.44 per share)					(12,151)		(12,151)
Employee stock purchase plan purchases		9		53		130	183
Stock-based compensation awards		306		(4,667)		4,667	0
Shares surrendered by employees to pay taxes on stock-based compensation awards		(119)				(3,037)	(3,037)
Purchase of common stock for Treasury		(231)				(5,451)	(5,451)
Stock-based compensation expense				4,929			4,929
Net income					73,348		73,348
Balance at February 3, 2024	41,049	(13,919)	$ 410	$ 83,738	$ 714,647	$ (215,406)	$ 583,389
Dividends ($0.54 per share)					(15,060)		(15,060)
Employee stock purchase plan purchases		6		72		97	169
Stock-based compensation awards		59		(915)		915	0
Shares surrendered by employees to pay taxes on stock-based compensation awards		(21)				(744)	(744)
Stock-based compensation expense				7,476			7,476
Net income					73,766		73,766
Balance at February 1, 2025	41,049	(13,875)	$ 410	$ 90,371	$ 773,353	$ (215,138)	$ 648,996
Dividends ($0.60 per share)					(16,815)		(16,815)
Employee stock purchase plan purchases		11		10		162	172
Stock-based compensation awards		294		(4,564)		4,564	0
Shares surrendered by employees to pay taxes on stock-based compensation awards		(105)				(2,268)	(2,268)
Stock-based compensation expense				7,312			7,312
Net income					52,269		52,269
Balance at January 31, 2026	41,049	(13,675)	$ 410	$ 93,129	$ 808,807	$ (212,680)	$ 689,666

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Consolidated Statements of Cash Flows
(In thousands)

	January 31, 2026		February 1, 2025		February 3, 2024	
Cash Flows From Operating Activities						
Net income	$	52,269	$	73,766	$	73,348
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		34,348		31,065		28,794
Stock-based compensation		7,312		7,697		4,887
Loss (Gain) on retirement and impairment of assets, net		1,836		(158)		130
Deferred income taxes		8,000		564		5,497
Non-cash operating lease expense		57,578		56,493		54,998
Other		1,749		(1,144)		728
Changes in operating assets and liabilities:						
Accounts receivable		2,617		(4,060)		459
Merchandise inventories		(54,033)		2,183		43,948
Operating lease liabilities		(60,176)		(55,490)		(59,129)
Accounts payable and accrued liabilities		24,711		(10,529)		(22,214)
Other		(4,911)		2,251		(8,690)
Net cash provided by operating activities		71,300		102,638		122,756
Cash Flows From Investing Activities						
Purchases of property and equipment		(44,716)		(33,161)		(56,281)
Investments in marketable securities		(2,772)		(1,161)		(403)
Sales of marketable securities and other		3,470		1,412		2,045
Acquisition, net of cash acquired		0		(44,762)		0
Net cash used in investing activities		(44,018)		(77,672)		(54,639)
Cash Flows From Financing Activities						
Proceeds from issuance of stock		172		169		183
Dividends paid		(16,748)		(14,711)		(12,190)
Purchase of common stock for treasury		0		0		(5,445)
Shares surrendered by employees to pay taxes on stock-based compensation awards		(2,268)		(744)		(3,037)
Other		(27)		0		0
Net cash used in financing activities		(18,871)		(15,286)		(20,489)
Net increase in cash and cash equivalents		8,411		9,680		47,628
Cash and cash equivalents at beginning of year		108,680		99,000		51,372
Cash and cash equivalents at end of year	$	117,091	$	108,680	$	99,000
Supplemental disclosures of cash flow information:						
Cash paid during year for interest	$	282	$	283	$	279
Cash paid during year for income taxes, net of refunds	$	10,708	$	21,194	$	19,232
Capital expenditures incurred but not yet paid	$	2,701	$	1,356	$	1,472
Dividends declared but not yet paid	$	694	$	628	$	278
Contingent consideration related to business acquisition	$	0	$	3,600	$	0

See notes to consolidated financial statements.

Shoe Carnival, Inc.
Notes to Consolidated Financial Statements

Note 1 – Organization and Description of Business

Our consolidated financial statements include the accounts of Shoe Carnival, Inc. and its wholly-owned subsidiaries Rogan Shoes, Incorporated ("Rogan's"), SCHC, Inc. and Shoe Carnival Ventures, LLC, and SCLC, Inc., a wholly-owned subsidiary of SCHC, Inc. (collectively referred to as "we", "our", "us" or the "Company"). All intercompany accounts and transactions have been eliminated. We are one of the nation's largest omnichannel family footwear retailers, selling footwear and related products through our retail stores located in 35 states within the continental United States and in Puerto Rico, as well as through our e-commerce sales channel.

Note 2 – Summary of Significant Accounting Policies

Fiscal Year

Our fiscal year is a 52/53 week year ending on the Saturday closest to January 31. Unless otherwise stated, references to years 2025, 2024 and 2023 relate to the fiscal years ended January 31, 2026 ("Fiscal 2025"), February 1, 2025 ("Fiscal 2024") and February 3, 2024 ("Fiscal 2023"), respectively. Fiscal 2025 and Fiscal 2024 consisted of 52 weeks while Fiscal 2023 consisted of 53 weeks.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of our consolidated financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities as of the financial statement reporting date in addition to the reported amounts of certain revenues and expenses for the reporting period. The assumptions used by management in future estimates could change significantly due to changes in circumstances and actual results could differ from those estimates.

Cash and Cash Equivalents

We had Cash and Cash Equivalents of $117.1 million at January 31, 2026 and $108.7 million at February 1, 2025. Credit and debit card receivables and receivables due from a third party totaling $5.9 million and $6.9 million were included in cash equivalents at January 31, 2026 and February 1, 2025, respectively. Credit and debit card receivables generally settle within three days; receivables due from third parties generally settle within five business days.

We consider all short-term investments with an original maturity date of three months or less to be cash equivalents. As of January 31, 2026 and February 1, 2025, all invested cash was held in money market mutual funds. While investments are not considered by management to be at significant risk, they could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets. To date, we have experienced no loss or lack of access to either invested cash or cash held in our bank accounts.

Fair Value Measurements

The accounting guidance related to fair value measurements defines fair value and provides a consistent framework for measuring fair value. Valuation techniques are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect market assumptions. This guidance only applies when other guidance requires or permits the fair value measurement of assets and liabilities. A fair value hierarchy was established, which prioritizes the inputs used in measuring fair value into three broad levels:

- Level 1 – Quoted prices in active markets for identical assets or liabilities;

- Level 2 – Quoted prices in active or inactive markets for similar assets or liabilities that are either directly or indirectly observable; and

- Level 3 – Significant unobservable inputs that are generally model-based valuation techniques such as discounted cash flows, based on the best information available, including our own data. Fair values of our long-lived assets are estimated using an income-based approach and are classified within Level 3 of the valuation hierarchy.

Merchandise Inventories and Cost of Sales

Merchandise Inventories are stated at the lower of cost or net realizable value using the first-in, first-out ("FIFO") method. For determining net realizable value, we estimate the future demand and related sale price of merchandise contained in inventory as of the balance sheet date. The stated value of Merchandise Inventories contained on our Consolidated Balance Sheets also includes freight, certain capitalized overhead costs and reserves. Factors considered in determining if our inventory is properly stated at the lower of cost or net realizable value include, among others, recent sale prices, historical loss rates, the length of time merchandise has been held in inventory, quantities of various styles held in inventory, seasonality of merchandise, expected consideration to be received from our vendors and current and expected future sales trends. We also review aging trends, which include the historical rate at which merchandise has sold below cost and the value and nature of merchandise currently held in inventory and priced below original cost. We reduce the value of our inventory to its estimated net realizable value where cost exceeds the estimated future selling price. Material changes in the factors previously noted could have a significant impact on the actual net realizable value of our inventory and our reported operating results.

Cost of Sales includes the cost of merchandise sold, buying, distribution, and occupancy costs, inbound freight expense, provision for inventory obsolescence, inventory shrink and credits and allowances from merchandise vendors. Cost of Sales related to our e-commerce orders includes shipping expense to deliver merchandise to our customers.

Leases

We account for our leases in accordance with Accounting Standards Codification Topic No. 842 - Leases. We evaluate whether a contract is an operating or finance lease at its inception or at its acquisition. Substantially all of our leases were operating leases as of January 31, 2026; however, as a result of the acquisition of Rogan's, we also acquired certain assets subject to finance leases. The finance lease assets and related current liabilities and noncurrent liabilities were recorded in Other Noncurrent Assets, Accrued and Other Liabilities and Other long-term liabilities, respectively. Leases with terms of twelve months or less were not significant and we have elected to expense them as incurred.

On the lease commencement date, we recognize a right-of-use ("ROU") asset for the right to use a leased asset and a liability based on the present value of remaining lease payments over the lease term. As the rate implicit in our leases is not readily determinable, we utilize an incremental borrowing rate for the initial measurement and any subsequent remeasurements of ROU assets and liabilities, which is determined through the development of a synthetic credit rating.

Operating lease liabilities are increased by interest and reduced by payments each period, and ROU assets are amortized over the lease term. Interest on operating lease liabilities and the amortization of ROU assets results in straight-line rent expense over the lease term. We record variable lease expense associated with contingent rent, reduced rent due to co-tenancy violations, and other variable non-lease components when incurred.

In addition to fixed minimum rental payments set forth in our leases, the measurement of ROU assets and liabilities can also include prepaid rent, landlord incentives (such as construction and tenant improvement allowances), fixed payments related to lease components (such as rent escalation payments scheduled at the lease commencement date), fixed payments related to non-lease components (such as common area maintenance ("CAM"), real estate taxes and insurance) and initial direct costs incurred in conjunction with securing a lease.

The measurement of ROU assets and liabilities excludes amounts related to variable payments related to lease components (such as contingent rent payments based on performance), variable payments related to non-lease components (such as CAM, real estate taxes and insurance) and leases with an initial term of 12 months or less.

For new leases, renewals or amendments, or when we make material investments in leased properties, we make certain estimates and assumptions regarding property values, market rents, property lives, discount rates and probable terms. These estimates and assumptions can impact: (1) lease classification and the related accounting treatment; (2) rent holidays, escalations or deferred lease incentives, which are taken into consideration when calculating straight-line expense; (3) the term over which leasehold improvements for each store are amortized; and (4) the values and lives of adjustments to initial ROU assets. The amount of amortized rent expense would vary if different estimates and assumptions were used.

See Note 11 – "Leases" for additional discussion of our lease policies as well as additional disclosures related to our leases.

Revenue Recognition

Substantially all of our revenue is for a single performance obligation and is recognized when control passes to customers. We consider control to have transferred when we have a present right to payment, the customer has title to the product, physical possession of the product has been transferred to the customer and the risks and rewards of the product that we retain are minimal. The redemption of loyalty points under our Shoe Perks loyalty rewards program and redemptions of gift cards are accounted for as separate performance obligations.

See Note 5 – "Revenue" for additional discussion of our revenue recognition policies as well as additional disclosures on revenue from contracts with customers.

Property and Equipment- Net

Property and Equipment is stated at cost and is depreciated or amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the applicable lease terms. Lives used in computing depreciation and amortization range from two to twenty-five years. Expenditures for maintenance and repairs are charged to expense as incurred. Expenditures that materially increase values, improve capacities or extend useful lives are capitalized. Upon sale or retirement, the costs and related accumulated depreciation or amortization are eliminated from the respective accounts and any resulting gain or loss is included in operations.

Cloud Computing Arrangements that are Service Contracts

We account for the costs to implement hosted cloud computing arrangements that are considered to be service contracts in current and noncurrent other assets. We capitalize these costs based on the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. We amortize the costs over the anticipated service contract period for the hosted arrangement, which is recorded in Selling, General and Administrative Expenses ("SG&A").

Long-Lived Asset Impairment Testing

We periodically evaluate our long-lived assets for impairment if events or circumstances indicate that the carrying value may not be recoverable. The carrying value of long-lived assets is considered impaired when the carrying value of the assets exceeds the expected future cash flows to be derived from their use. Assets are grouped, and the evaluation is performed, at the lowest level for which there are identifiable cash flows, which is generally at a store level. Store level asset groupings typically include property and equipment and operating lease ROU assets. If the estimated, undiscounted future cash flows for a store are determined to be less than the carrying value of the store's assets, an impairment loss is recorded for the difference between estimated fair value and carrying value. Assets subject to impairment are adjusted to estimated fair value and, if applicable, an impairment loss is recorded in SG&A. If the operating lease ROU asset is impaired, we would amortize the remaining ROU asset on a straight-line basis over the remaining lease term.

We estimate the fair value of our long-lived assets using store specific cash flow assumptions discounted by a rate commensurate with the risk involved with such assets while incorporating marketplace assumptions. Our estimates are derived from an income-based approach considering the cash flows expected over the remaining lease term for each location. These projections are primarily based on management's estimates of store-level sales, exercise of future lease renewal options and the store's contribution to cash flows and, by their nature, include judgments about how current initiatives will impact future performance. We estimate the fair value of operating lease ROU assets using the market value of rents applicable to the leased asset, discounted using the remaining lease term.

External factors, such as the local environment in which the store is located, including store traffic and competition, are evaluated in terms of their effect on sales trends. Changes in sales and operating income assumptions or unfavorable changes in external factors can significantly impact the estimated future cash flows. An increase or decrease in the projected cash flow can significantly impact the fair value of these assets, which may have an effect on the impairment recorded. If actual operating results or market conditions differ from those anticipated, the carrying value of certain of our assets may prove unrecoverable and we may incur additional impairment charges in the future.

Goodwill and Intangible Asset Impairment Testing

Goodwill recorded on our Consolidated Balance Sheets resulted from our acquisitions of substantially all of the assets and liabilities of Shoe Station, Inc. ("Shoe Station") and all of the common stock of Rogan's and is based on a fair value allocation of the purchase price at the time of the respective acquisitions. Goodwill is charged to expense only when it is impaired. This test is performed at least annually and is performed at the beginning of our fiscal fourth quarter. No goodwill impairments were recognized in Fiscal 2025, Fiscal 2024 or Fiscal 2023.

We also annually test non-amortizing Intangible Assets for impairment. Trade names acquired as part of the Shoe Station and Rogan's acquisitions are our primary non-amortizing Intangible Assets. No impairments of non-amortizing Intangible Assets were recognized in Fiscal 2025, Fiscal 2024 or Fiscal 2023.

Insurance Reserves

We self-insure a significant portion of our workers' compensation, general liability and employee health care costs and also maintain insurance in each area of risk to protect us from individual and aggregate losses over specified dollar values. Self-insurance reserves include estimates of claims filed, carried at their expected ultimate settlement value, and claims incurred but not yet reported. These estimates take into consideration a number of factors, including historical claims experience, severity factors, statistical trends and, in certain instances, valuation assistance provided by independent third parties. We record self-insurance expense as a component of Accrued and Other Liabilities in our Consolidated Balance Sheets and in SG&A in our Consolidated Statements of Income. While we believe that the recorded amounts are adequate, there can be no assurance that changes to management's estimates will not occur due to limitations inherent in the estimating process. If actual results are not consistent with our estimates or assumptions, we may be exposed to losses or gains that could be material.

Consideration Received From a Vendor

Consideration is primarily received from merchandise vendors and includes co-operative advertising/promotion, margin assistance, damage allowances and rebates earned for a specific level of purchases over a defined period. Consideration principally takes the form of credits that we can apply against trade amounts owed.

Consideration is recorded as a reduction of the price paid for the vendor's products and recorded as a reduction of our Cost of Sales unless the consideration represents a reimbursement of a specific, incremental, identifiable cost; in such a scenario, it is recorded as an offset to the same financial statement line item.

Consideration received after the related merchandise has been sold is recorded as an offset to Cost of Sales in the period negotiations are finalized. For consideration received on merchandise still in inventory, the allowance is recorded as a reduction to the cost of on-hand inventory and recorded as a reduction of our Cost of Sales at the time of sale. Should the consideration received be related to something other than the vendor's product and such consideration received exceeds the incremental costs incurred then the excess consideration is recorded as a reduction to the cost of on-hand inventory and allocated to Cost of Sales in future periods as the inventory is estimated to be sold.

Advertising Costs

Digital media, print, television, radio, outdoor media and internal production costs are expensed when incurred. External production costs are expensed in the period the advertisement first takes place. Advertising expenses included in SG&A were $58.7 million, $50.5 million and $56.3 million in fiscal years 2025, 2024 and 2023, respectively.

Store Opening and Start-up Costs

Non-capital expenditures, such as payroll, supplies and rent incurred prior to the opening of a new store, are charged to expense in the period they are incurred. Advertising related to new stores is expensed pursuant to the aforementioned advertising policy.

Stock-Based Compensation

We recognize compensation expense for stock-based awards using a fair value based method. Stock-based awards may include stock units, restricted stock, stock appreciation rights and other stock-based awards under our stock-based compensation plans. Additionally, we recognize stock-based compensation expense for the discount on shares sold to employees through our employee stock purchase plan. This discount represents the difference between the market price and the employee purchase price. Stock-based compensation expense is included in SG&A.

We account for forfeitures as they occur in calculating stock-based compensation expense for the period. For performance-based stock awards, we estimate the probability of vesting based on the likelihood that the awards will meet their performance goals.

Income Taxes

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of our assets and liabilities. Deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits are uncertain. We report a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest expense and penalties, if any, related to uncertain tax positions in Income Tax Expense.

Net Income Per Share

The following table sets forth the computation of Basic and Diluted Net Income per Share as shown on the face of the accompanying Consolidated Statements of Income:

	Fiscal Year Ended								
	January 31, 2026			February 1, 2025			February 3, 2024		
	(In thousands, except per share data)								
Basic Net Income per Share:	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount	Net Income	Shares	Per Share Amount
Net income	$52,269			$73,766			$73,348		
Conversion of share-based compensation arrangements	0			0			0		
Net income available for basic common shares and basic net income per share	$52,269	27,318	$ 1.91	$73,766	27,157	$ 2.72	$73,348	27,231	$ 2.69
Diluted Net Income per Share:									
Net income	$52,269			$73,766			$73,348		
Conversion of share-based compensation arrangements	0	217		0	367		0	176	
Net income available for diluted common shares and diluted net income per share	$52,269	27,535	$ 1.90	$73,766	27,524	$ 2.68	$73,348	27,407	$ 2.68

The computation of Basic Net Income per Share is based on the weighted average number of common shares outstanding during the period. The computation of Diluted Net Income per Share is based on the weighted average number of shares outstanding plus the dilutive incremental shares that would be outstanding assuming the vesting of stock-based compensation arrangements involving restricted stock, restricted stock units and performance stock units. No unvested stock-based awards were excluded from the computation of Diluted Net Income per Share for Fiscal 2025, Fiscal 2024 or Fiscal 2023.

Litigation Matters

The accounting standard related to loss contingencies provides guidance regarding our disclosure and recognition of loss contingencies, including pending claims, lawsuits, disputes with third parties, investigations and other actions that are incidental to the operation of our business. The guidance utilizes the following defined terms to describe the likelihood of a future loss: (1) probable – the future event or events are likely to occur, (2) remote – the chance of the future event or events is slight and (3) reasonably possible – the chance of the future event or events occurring is more than remote but less than likely. The guidance also contains certain requirements with respect to how we accrue for and disclose information concerning our loss contingencies. We accrue for a loss contingency when we conclude that the likelihood of a loss is probable and the amount of the loss can be reasonably estimated. When the reasonable estimate of the loss is within a range of amounts, and no amount in the range constitutes a better estimate than any other amount, we accrue for the amount at the low end of the range. We adjust our accruals from time to time as we receive additional information, but the loss we incur may be significantly greater than or less than the amount we have accrued. We disclose loss contingencies if there is at least a reasonable possibility that a loss has been incurred and such loss may be material. No accrual or disclosure is required for losses that are remote.

New Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. The ASU became effective for fiscal years beginning after December 15, 2024. We adopted this ASU as required and the additional disclosures required can be found in Note 12 – "Income Taxes."

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The guidance requires new financial statement disclosures in tabular format, disaggregating information about prescribed categories underlying any relevant income statement expense caption. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments in the ASU should be applied on a prospective basis, but retrospective application is permitted. We are currently evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.

On July 4, 2025, President Trump signed into law the One Big Beautiful Bill Act (the "OBBB"). The OBBB made key elements of the Tax Cuts and Jobs Act permanent, including 100% bonus depreciation, domestic research cost expensing and the business interest expense limitation. Accounting Standards Codification Topic No. 740, "Income Taxes", requires that we recognize the effects of changes in tax rates and laws in the period in which the legislation is enacted. Consequently, our Fiscal 2025 results reflect an increase in deferred tax expense, primarily due to the impact of the 100% bonus depreciation and domestic research cost expensing provided for in the OBBB, partially offset by reductions in our current tax expense. Enactment of the OBBB did not have a material impact on our financial statements, including our Fiscal 2025 effective tax rate.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40). The guidance provides targeted improvements to the accounting for internal-use software. The guidance is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods. Early adoption is permitted. The amendments in the ASU can be applied on a prospective transition approach, a modified transition approach that is based on the status of the project and whether software costs were capitalized before the date of adoption, or a retrospective transition approach. We are currently evaluating the impact of this guidance on our Consolidated Financial Statements and related disclosures.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The guidance amends certain requirements related to interim reporting and associated disclosures. The amendments are intended to enhance transparency and consistency of information provided in interim financial statements. We are currently evaluating the provisions of this guidance and the timing of adoption. Based on our preliminary assessment, we do not expect the adoption of this guidance, which is required for periods beginning after December 15, 2027, to have a material impact on our consolidated financial statements and related disclosures.

Note 3 – Acquisition of Rogan Shoes

On February 13, 2024, we acquired all of the stock of Rogan's, a privately-held 53-year-old work and family footwear company incorporated in Wisconsin, for a purchase price of $44.8 million, net of $2.2 million of cash acquired, which was paid with cash on hand. This included $378,000 of purchase accounting adjustments which were paid in fourth quarter 2024. Additional consideration of up to $5.0 million may be paid by the Company subject to the achievement of three-year growth targets. At the time of the acquisition, Rogan's operated 28 store locations in Wisconsin, Minnesota and Illinois. The Rogan's acquisition immediately positioned us as the market leader in Wisconsin, and it established a store base in Minnesota, creating additional expansion opportunities.

Rogan's results were included in our consolidated financial statements since the acquisition date. Net Sales from our Rogan's operations were $75.6 million in Fiscal 2025 and $80.3 million in Fiscal 2024. Acquisition-related costs of $570,000 and $806,000 were expensed as incurred and were included in SG&A in Fiscal 2024 and Fiscal 2023, respectively. No acquisition-related costs were included in SG&A in Fiscal 2025.

The following table summarizes the purchase price and the allocation of the purchase price to the fair value of the assets acquired and liabilities assumed. We measured these fair values using Level 3 inputs. The excess purchase price over the fair value of net assets acquired was allocated to Goodwill.

(In thousands)		
Purchase Price:		
Cash consideration, net of cash acquired	$	44,762
Fair value of contingent consideration		3,600
Total purchase price	$	48,362
Fair value of identifiable assets and liabilities:		
Accounts receivable	$	2,365
Merchandise inventories		42,340
Other assets		2,000
Operating lease right-of-use assets		16,891
Identifiable intangible assets:		
Trade name		7,500
Customer relationships		900
Goodwill		5,994
Total assets	$	77,990
Accounts payable		6,308
Operating lease liabilities		19,843
Deferred income taxes		974
Accrued and other liabilities		2,503
Total liabilities	$	29,628
Total fair value allocation of purchase price	$	48,362

Our fair value estimate of the Merchandise Inventories for Rogan's was determined using the Comparative Sales and Replacement Cost methods. Our fair value estimate related to the identified intangible asset of Rogan's trade name was determined using the Relief from Royalty method, and the significant assumptions used for the valuation include the royalty rate, estimated projected revenues, long-term growth rate and the discount rate. Our fair value estimates related to Rogan's customer relationships were determined using the Multi-Period Excess Earnings method, and the significant assumptions used for the valuation include projected cash flows, the discount rate and customer attrition rate.

Our fair value estimate of the contingent consideration for the Rogan's acquisition was determined using a Monte Carlo simulation and other methods that account for the probabilities of various outcomes and was recorded in Other long-term liabilities. Significant assumptions used for the valuation include the discount rate, projected cash flows and calculated volatility. This contingent consideration is remeasured on a recurring basis at fair value, with any adjustments to the payment due to Rogan's former owners reflected within SG&A. The fair value of the contingent consideration liability was $451,000 and $395,000 as of January 31, 2026 and February 1, 2025, respectively. In Fiscal 2025 and Fiscal 2024, adjustments to the contingent consideration included in SG&A were benefits of $25,000 and $3.2 million, respectively.

Identifiable intangible assets include Rogan's trade name and customer relationships. We assigned an indefinite life to Rogan's trade name; therefore, Goodwill and Rogan's trade name will be charged to expense only if impaired. Impairment reviews have been, and will be, conducted at least annually and involve a comparison of fair value to the carrying amount. If fair value is less than the carrying amount, an impairment loss would be recognized in SG&A. Customer relationships are subject to amortization and will be amortized over a period of 20 years. The amortization of the customer relationships was $45,000 in both Fiscal 2025 and Fiscal 2024. Goodwill and the acquisition-related Intangible Assets are not deductible for tax purposes.

Note 4 – Fair Value of Financial Instruments

The following table presents financial instruments that are measured at fair value on a recurring basis at January 31, 2026 and February 1, 2025:

	Fair Value Measurements			
(In thousands)	Level 1	Level 2	Level 3	Total
As of January 31, 2026:				
Cash equivalents – money market mutual funds	$ 109,149	$ 0	$ 0	$ 109,149
Marketable securities - mutual funds that fund deferred compensation	13,636	0	0	13,636
Total	$ 122,785	$ 0	$ 0	$ 122,785
As of February 1, 2025:				
Cash equivalents – money market mutual funds	$ 95,963	$ 0	$ 0	$ 95,963
Marketable securities - mutual funds that fund deferred compensation	14,432	0	0	14,432
Total	$ 110,395	$ 0	$ 0	$ 110,395

See Note 13 – "Employee Benefit Plans" for additional discussion and additional disclosures related to our Marketable Securities that fund deferred compensation. The fair values of Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, Accrued Expenses and Other Current Liabilities approximate their carrying values because of their short-term nature.

The fair value of the Shoe Station and Rogan's trade names were estimated when tested for impairment using a relief-from-royalty method. The estimates and assumptions used in the determination of the fair value of each brand included their respective projected revenue growth, long-term growth rate, the royalty rate and discount rate. No impairments were recognized.

Note 5 – Revenue

Disaggregation of Net Sales by Product Category

Net Sales and percentage of Net Sales, disaggregated by product category, for fiscal years 2025, 2024 and 2023 were as follows:

(In thousands)	January 31, 2026		February 1, 2025		February 3, 2024	
Non-Athletics:						
Women's	$ 266,954	23%	$ 295,776	25%	$ 310,280	26%
Men's	201,526	18	214,273	18	191,476	16
Children's	74,886	7	83,358	7	87,986	7
Total	543,366	48	593,407	50	589,742	49
Athletics:						
Women's	185,106	16	186,682	15	170,938	15
Men's	201,447	18	203,991	17	195,315	17
Children's	141,317	12	147,203	12	150,422	13
Total	527,870	46	537,876	44	516,675	45
Accessories	58,009	5	65,356	5	63,446	5
Other	6,079	1	6,246	1	6,019	1
Total	$ 1,135,324	100%	$ 1,202,885	100%	$ 1,175,882	100%

Accounting Policy and Performance Obligations

We operate as an omnichannel, family footwear retailer and provide the convenience of shopping at our physical stores or shopping online through our e-commerce platform. As part of our omnichannel strategy, we offer Shoes 2U, a program that enables us to ship product to a customer's home or selected store if the product is not in stock at a particular store. We also offer "buy online, pick up in store" services for our customers. "Buy online, pick up in store" provides the convenience of local pickup for our customers.

For our physical stores, we satisfy our performance obligation and control is transferred at the point of sale when the customer takes possession of the products. This also includes the "buy online, pick up in store" scenario described above and includes sales made via our Shoes 2U program when customers choose to pick up their goods at a physical store. For sales made through our e-commerce sales channel in which the customer chooses home delivery, we transfer control and recognize revenue when the product is shipped. This also includes sales made via our Shoes 2U program when the customer chooses home delivery.

We offer our customers sales incentives including coupons, discounts, and free merchandise. Sales are recorded net of such incentives and returns and allowances. If an incentive involves free merchandise, that merchandise is recorded as a zero sale and the cost is included in Cost of Sales. Gift card revenue is recognized at the time of redemption. When a customer makes a purchase as part of our rewards program, we allocate the transaction price between the goods purchased and the loyalty reward points and recognize the loyalty revenue based on estimated customer redemptions.

Transaction Price and Payment Terms

The transaction price is the amount of consideration we expect to receive from our customers and is reduced by any stated promotional discounts at the time of purchase. The transaction price may be variable due to terms that permit customers to exchange or return products for a refund. The implicit contract with the customer reflected in the transaction receipt states the final terms of the sale, including the description, quantity, and price of each product purchased. The customer agrees to a stated price in the contract that does not vary over the term of the contract and may include revenue to offset shipping costs. Taxes imposed by governmental authorities such as sales taxes are excluded from Net Sales.

We accept various forms of payment from customers at the point of sale typical for an omnichannel retailer. Payments made for products are generally collected when control passes to the customer, either at the point of sale or at the time the customer order is shipped. For Shoes 2U transactions, customers may order the product at the point of sale. For these transactions, customers pay in advance and unearned revenue is recorded as a contract liability. We recognize the related revenue when control has been transferred to the customer (i.e., when the product is picked up by the customer or shipped to the customer). Unearned revenue related to Shoes 2U was not material to our consolidated financial statements at January 31, 2026 or February 1, 2025.

Returns and Refunds

We have established an allowance based upon historical experience in order to estimate return and refund transactions. This allowance is recorded as a reduction in sales with a corresponding refund liability recorded in Accrued and Other Liabilities. The estimated cost of Merchandise Inventory is recorded as a reduction to Cost of Sales and an increase in Merchandise Inventories. At January 31, 2026, approximately $1.1 million of refund liabilities and $545,000 of right of return assets associated with estimated product returns were recorded in Accrued and Other Liabilities and Merchandise Inventories, respectively. At February 1, 2025, approximately $1.1 million of refund liabilities and $726,000 of right of return assets associated with estimated product returns were recorded in Accrued and Other Liabilities and Merchandise Inventories, respectively.

Contract Liabilities

The issuance of a gift card is recorded as an increase to contract liabilities and a decrease to contract liabilities when a customer redeems a gift card. Estimated breakage is determined based on historical breakage percentages and recognized as revenue based on expected gift card usage. We do not record breakage revenue when escheat liability to relevant jurisdictions exists. At January 31, 2026 and February 1, 2025, $2.0 million and $2.3 million of contract liabilities associated with unredeemed gift cards were recorded in Accrued and Other Liabilities, respectively. We expect the revenue associated with these liabilities to be recognized in proportion to the pattern of customer redemptions within two years. Breakage revenue associated with our gift cards recognized in Net Sales was $457,000 in Fiscal 2025. Breakage revenue associated with our gift cards recognized in Net Sales was $845,000 in Fiscal 2024, primarily related to Rogan's as well as increasing breakage rates. Breakage revenue associated with our gift cards recognized in Net Sales was not material in Fiscal 2023.

Our Shoe Perks rewards program allows customers to accrue points and provides customers with the opportunity to earn rewards. Points under Shoe Perks are earned primarily by making purchases through any of our omnichannel points of sale. Once a certain threshold of accumulated points is reached, the customer earns a reward certificate, which is redeemable through any of our sales channels.

When a Shoe Perks customer makes a purchase, we allocate the transaction price between the goods purchased and the loyalty reward points earned based on the relative standalone selling price. The portion allocated to the points program is recorded as a contract liability for rewards that are expected to be redeemed. We then recognize revenue based on an estimate of when customers redeem rewards, which incorporates an estimate of points expected to expire using historical rates. Loyalty awards recognized in Net Sales were $4.1 million, $3.5 million and $6.1 million during fiscal years 2025, 2024 and 2023, respectively. At January 31, 2026 and February 1, 2025, approximately $627,000 and $564,000 of contract liabilities associated with loyalty rewards were recorded in Accrued and Other Liabilities, respectively. We expect the revenue associated with these liabilities to be recognized in proportion to the pattern of customer redemptions in less than one year.

Note 6 – Segment Reporting

Shoe Carnival, Inc. has a single operating and reportable segment that sells footwear and related merchandise for the family across our retail banners and sales channels. With respect to our omnichannel strategy, our e-commerce sales channel is integrated with our physical store locations across 35 states and Puerto Rico and is fundamentally inseparable in how we serve our target customers.

Our chief operating decision maker ("CODM") during Fiscal 2025 was our president and chief executive officer. The CODM assessed performance and decided how to allocate resources based on Net Income that also is reported on the income statement as our consolidated Net Income. The CODM used Net Income to evaluate performance in deciding whether to reinvest profits, facilitate acquisitions or return funds to shareholders through dividends or share repurchases. Net Income was used to monitor budget versus actual results and in competitive analysis by benchmarking to our peers and competitors. The benchmarking analysis and the monitoring of budgeted versus actual results were used in assessing our performance and in establishing management's compensation.

We have concluded that, on the basis of the principles in FASB ASU 2023-07, Segment Reporting (Topic 280), the expenses below require disclosure under the significant expense principle. The CODM did not review assets in evaluating results. Therefore, such information is not provided. Operating financial results of our segment for fiscal years 2025, 2024 and 2023 are as follows:

(In thousands)	January 31, 2026	February 1, 2025	February 3, 2024
Net sales	$ 1,135,324	$ 1,202,885	$ 1,175,882
Less:			
Merchandise & delivery costs [1]	628,916	683,816	669,629
Store occupancy costs	91,258	90,275	84,863
Store expenses [2]	160,127	163,398	157,581
E-commerce expenses [3]	16,368	19,104	19,430
Advertising	58,747	50,533	56,272
Store depreciation and other selling expenses [4]	43,605	39,947	35,034
General and administrative expenses [5]	69,545	64,660	59,568
Other segment items [6]	0	(3,043)	0
Interest income	(4,002)	(3,605)	(2,917)
Interest expense	373	314	282
Income tax expense	18,118	23,720	22,792
Net income	$ 52,269	$ 73,766	$ 73,348

(1) Merchandise & delivery costs include the cost of merchandise and other buying and distribution costs.
(2) Store expenses include selling expenses generally controlled operationally at the store level, such as store level payroll.
(3) E-commerce expenses include primarily website maintenance costs and other selling expenses.
(4) See Note 7 – "Property and Equipment" for more information. Other selling expenses include store-related health care, other insurance, licensing/tax costs and Property and Equipment write-offs.
(5) General and administrative expenses include departmental and corporate expenses, including incentive and share-based compensation and merger and integration expenses.
(6) Other segment items represent non-operating income resulting from pandemic-related tax credits associated with our acquisition of Rogan's in February 2024.

Note 7 – Property and Equipment

The following is a summary of Property and Equipment:

(In thousands)	January 31, 2026	February 1, 2025
Land	$ 1,564	$ 1,564
Buildings	7,753	7,735
Furniture, fixtures and equipment	255,038	243,435
Leasehold improvements	222,381	201,674
Total	486,736	454,408
Less accumulated depreciation and amortization	(301,126)	(281,602)
Property and equipment – net	$ 185,610	$ 172,806

Total depreciation expense associated with Property and Equipment was $31.4 million in Fiscal 2025, $28.3 million in Fiscal 2024 and $25.8 million in Fiscal 2023. As of January 31, 2026 and February 1, 2025, there was $12.1 million and $11.4 million, respectively, of construction work in process included in Property and Equipment, primarily related to store rebanners/remodels and new store construction activity.

No impairment charges on long-lived assets held and used were recorded in Fiscal 2025, Fiscal 2024 or Fiscal 2023. Impairment charges would be included in SG&A in our Consolidated Statements of Income.

Note 8 – Cloud Computing Arrangements that are Service Contracts

We have engaged third-party providers to host software for us, including our customer relationship management ("CRM") platform, merchandise financial planning platform and our transportation, warehouse and order management systems. These platforms are cloud computing arrangements that are software-as-a-service ("SaaS") contracts. Net capitalized costs related to cloud computing arrangements as of January 31, 2026 and February 1, 2025 were $12.5 million and $14.4 million, respectively. Total amortization expense related to these arrangements was $2.8 million during Fiscal 2025, $2.7 million during Fiscal 2024 and $3.0 million during Fiscal 2023. As of January 31, 2026, $3.0 million of net capitalized costs related to cloud computing arrangements were classified in Other Current Assets and $9.5 million were classified as Other Noncurrent Assets in our Consolidated Balance Sheets. As of February 1, 2025, $3.2 million of net capitalized costs related to cloud computing arrangements were classified in Other Current Assets and $11.2 million were classified as Other Noncurrent Assets in our Consolidated Balance Sheets.

Note 9 – Other Consolidated Balance Sheets and Consolidated Statements of Income Information

Accrued and Other Liabilities consisted of the following:

(In thousands)	January 31, 2026		February 1, 2025	
Employee compensation and benefits	$	9,350	$	10,476
Current portion of non-qualified deferred compensation		1,235		4,259
Sales and use tax		2,584		2,420
Gift cards		2,083		2,341
Self-insurance reserves		2,426		2,290
Other		3,521		3,596
Total accrued and other liabilities	$	21,199	$	25,382

Interest and Other Income consisted of the following:

(In thousands)	January 31, 2026		February 1, 2025		February 3, 2024	
Interest income	$	(4,002)	$	(3,605)	$	(2,917)
Other non-operating income		0		(3,043)		0
Interest and other income	$	(4,002)	$	(6,648)	$	(2,917)

Note 10 – Debt

On March 23, 2022, we entered into an Amended and Restated Credit Agreement (the "Credit Agreement"), which replaced our then-existing credit agreement. This $100 million amended and restated credit agreement is collateralized by our inventory, expires on March 23, 2027 and contains a swingline sublimit of $15 million. Material covenants associated with the Credit Agreement require that we maintain a minimum net worth of $250 million and a consolidated interest coverage ratio of not less than 3.0 to 1.0. The Credit Agreement also provides that cash dividends and share repurchases of $15 million or less per fiscal year can be made without restriction as long as there is no default or event of default before and immediately after such distributions. We are also permitted to make acquisitions and pay cash dividends or repurchase shares in excess of $15 million in a fiscal year provided that (a) no default or event of default exists before and immediately after the transaction and (b) on a proforma basis, the ratio of (i) the sum of (A) our consolidated funded indebtedness plus (B) three times our consolidated rental expense to (ii) the sum of (A) our consolidated EBITDA plus (B) our consolidated rental expense is less than 3.5 to 1.0.

Among other restrictions, the Credit Agreement also limits our ability to incur additional secured or unsecured debt to $20 million. The Credit Agreement bears interest, at our option, at (1) the agent bank's base rate plus 0.0% to 1.0% or (2) Adjusted Term SOFR plus 0.9% to 1.9%, depending on our achievement of certain performance criteria. A commitment fee is charged at 0.2% to 0.3% per annum, depending on our achievement of certain performance criteria, on the unused portion of the lenders' commitment.

The terms "net worth", "consolidated interest coverage ratio", "consolidated funded indebtedness", "consolidated rental expense", "consolidated EBITDA", "base rate" and "Adjusted Term SOFR" are defined in the Credit Agreement.

No borrowings were outstanding under the Credit Agreement as of January 31, 2026 or February 1, 2025, and we did not borrow under the Credit Agreement during Fiscal 2025 or Fiscal 2024. As of January 31, 2026, there were $1.0 million in letters of credit outstanding and $99.0 million available to us for borrowing under the Credit Agreement.

Note 11 – Leases

We lease all of our physical stores, our Evansville distribution center, which has a current lease term expiring in 2034, and other warehousing and office space. We also enter into leases of equipment and other assets. Substantially all of our leases are operating leases; however, as a result of the acquisition of Rogan's, we also acquired certain assets subject to finance leases. The finance lease assets and related current liabilities and noncurrent liabilities were recorded in Other Noncurrent Assets, Accrued and Other Liabilities and Other long-term liabilities, respectively. Leases with terms of twelve months or less are immaterial and are expensed as incurred, and we did not have any leases with related parties or any sublease arrangements with any related party or third party as of January 31, 2026. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Our real estate leases typically include options to extend the lease or to terminate the lease at our sole discretion. Options to extend real estate leases typically include one or more options to renew, with renewal terms that typically extend the lease term for five years or more. Many of our leases also contain "co-tenancy" provisions, including the required presence and continued operation of certain anchor tenants in the adjoining retail space. If a co-tenancy violation occurs, we have the right to a reduction of rent for a defined period after which we have the option to terminate the lease if the violation is not cured. In addition to co-tenancy provisions, certain leases contain "go-dark" provisions that allow us to cease operations while continuing to pay rent through the end of the lease term. When determining the lease term, we include options that are reasonably certain to be exercised.

Our leases typically provide for fixed minimum rental payments, and certain leases provide for contingent rental payments based upon various specified percentages of sales above minimum levels. In addition to rental payments, we are required to pay certain non-lease components, such as real estate taxes, insurance and common area maintenance, on most of our real estate leases. Such non-lease components are typically variable in nature. Certain real estate leases also contain escalation clauses for increases in minimum rentals, operating costs and taxes.

Lease costs, including other related occupancy costs, reported in our Consolidated Statements of Income were as follows:

(In thousands)	2025		2024		2023	
Operating lease cost	$	71,598	$	70,596	$	65,244
Variable lease cost						
Occupancy costs		22,470		23,046		21,243
Percentage rent and other variable lease costs		829		448		1,257
Finance lease cost						
Amortization of leased assets		39		21		0
Interest on lease liabilities		12		10		0
Total	$	94,948	$	94,121	$	87,744

Other information related to leases, including supplemental cash flow information, consists of:

(In thousands)	2025		2024		2023	
Cash paid for amounts included in the measurement of operating lease liabilities	$	60,176	$	55,490	$	59,129
ROU assets obtained in exchange for operating lease liabilities [1]	$	64,212	$	53,113	$	72,772

	As of January 31, 2026	As of February 1, 2025	As of February 3, 2024
Weighted-average remaining lease term for operating leases (in years)	6.9	7.0	7.6
Weighted-average discount rate for operating leases	5.1%	4.7%	4.2%

[1] Includes ROU assets added as part of the Rogan's acquisition described in Note 3 – "Acquisition of Rogan Shoes"

The following table reconciles the undiscounted cash flows for each of the next five years and the total of the remaining years to our operating lease liabilities as of January 31, 2026:

(In thousands)	Operating Leases
2026	$ 75,748
2027	73,258
2028	72,387
2029	59,004
2030	50,445
Thereafter to 2041	120,171
Total undiscounted lease payments	451,013
Less: Imputed interest	79,588
Total operating lease liabilities	371,425
Less: Current portion of operating lease liabilities	58,057
Long-term portion of operating lease liabilities	$ 313,368

Note 12 – Income Taxes

The provision for income taxes consisted of:

(In thousands)		2025		2024		2023
Current:						
Federal	$	7,833	$	18,513	$	13,290
State		1,435		3,828		2,623
Puerto Rico		851		815		1,382
Total current		10,119		23,156		17,295
Deferred:						
Federal		6,656		453		4,862
State		954		(227)		21
Total deferred		7,610		226		4,883
Valuation allowance		389		338		614
Total provision	$	18,118	$	23,720	$	22,792

Reconciliation between the statutory federal income tax rate and the effective income tax rate is as follows:

Fiscal years		2025			2024			2023	
U.S. Federal statutory income tax rate	$	14,781	21.0%	$	20,472	21.0%	$	20,189	21.0%
State and local, net of federal benefit [1]		2,035	2.9		2,901	3.0		2,615	2.7
Effect of cross-border tax laws [2]		29	0.0		36	0.0		20	0.0
Tax credits		(252)	(0.4)		(254)	(0.2)		(471)	(0.5)
Nontaxable or nondeductible items		1,084	1.5		(107)	(0.1)		(195)	(0.2)
Other adjustments		52	0.1		334	0.3		20	0.0
Changes in valuation allowance [2]		389	0.6		338	0.3		614	0.7
Effective income tax rate	$	18,118	25.7%	$	23,720	24.3%	$	22,792	23.7%

(1) State taxes comprised the majority (greater than 50%) of the tax effect in the category as follows:
    Fiscal 2025: Illinois, Wisconsin, Texas, Indiana, Florida, Alabama and Tennessee
    Fiscal 2024: Illinois, Wisconsin, Indiana, Florida and Alabama
    Fiscal 2023: Illinois, Indiana, Florida, Alabama, Texas and Georgia

(2) Our Puerto Rico operations, net of related tax credits, are presented in the rate reconciliation as "Effect of cross-border tax laws." Changes in our valuation allowance represents tax credits generated by our Puerto Rico operations that are not expected to be utilized.

Deferred Income Taxes are the result of temporary differences in the recognition of revenue and expense for tax and financial reporting purposes. The sources of these differences and the tax effect of each are as follows:

(In thousands)	January 31, 2026		February 1, 2025	
Deferred tax assets:				
Lease obligations	$	90,330	$	89,495
Accrued compensation		6,039		6,465
Inventory reserve		362		438
Other		4,928		4,970
Total deferred tax assets		101,659		101,368
Valuation allowance		(3,977)		(3,588)
Total deferred tax assets – net of valuation allowance		97,682		97,780
Deferred tax liabilities:				
Lease ROU assets		86,125		84,602
Depreciation		27,954		23,997
Other		10,482		8,060
Total deferred tax liabilities		124,561		116,659
Net deferred tax liability	$	(26,879)	$	(18,879)

We have tax credit carryforwards associated with our Puerto Rico operations totaling $3.9 million at January 31, 2026 and $3.6 million at February 1, 2025. These credits expire at various times over the next nine years. We have taken a full valuation allowance against these credits given they are not expected to be utilized due to the current differential between U.S. and Puerto Rico tax rates.

As of January 31, 2026 and February 1, 2025, there were no unrecognized tax liabilities or related accrued penalties or interest.

Income taxes paid, net of refunds received, disaggregated as follows:

(In thousands)	2025		2024		2023	
Federal	$	8,522	$	16,657	$	14,010
State		1,345		3,598		3,866
Puerto Rico		841		939		1,356
Total taxes paid, net of refunds received		10,708		21,194		19,232

During the years ended January 31, 2026, February 1, 2025, and February 3, 2024, no jurisdiction, other than Puerto Rico in Fiscal 2025 and Fiscal 2023, exceeded 5% of the total cash income taxes paid.

Note 13 – Employee Benefit Plans

Retirement Savings Plans

Our Board of Directors-approved Shoe Carnival Retirement Savings Plan (the "Domestic Savings Plan") is open to all employees working in the continental United States who have been employed for at least one year, are at least 21 years of age and who work at least 1,000 hours in a defined year. The primary savings mechanism under the Domestic Savings Plan is a 401(k) plan under which an employee may contribute up to 20% of annual earnings with a matching Company contribution up to the first 4% at a rate of 50%. Our contributions to the participants' accounts become fully vested when participants reach their third anniversary of employment with us.

Our Board of Directors-approved Shoe Carnival Puerto Rico Savings Plan (the "Puerto Rico Savings Plan") is open to all employees working in Puerto Rico who have been employed for at least one year, are at least 21 years of age and who work at least 1,000 hours in a defined year. This plan is similar to our Domestic Savings Plan, whereby an employee may contribute up to 20% of his or her annual earnings, with a matching Company contribution up to the first 4% at a rate of 50%.

Contributions charged to expense associated with these plans were $1.1 million, $1.1 million and $1.0 million in fiscal years 2025, 2024 and 2023, respectively.

Deferred Compensation Plan

We have a non-qualified deferred compensation plan for certain key employees who, due to Internal Revenue Service guidelines, cannot take full advantage of the employer-sponsored 401(k) plan. Participants in the plan may elect on an annual basis to defer, on a pre-tax basis, portions of their current compensation until retirement, or earlier if so elected. We voluntarily match a portion of the employees' contributions, which is subject to vesting requirements. The compensation deferred under this plan is credited with earnings or losses measured by the rate of return on investments elected by plan participants. The liabilities of our deferred compensation plan are presented in Deferred Compensation, a long-term liability, or in Accrued and Other Liabilities if scheduled payments are due within the next 12 months.

We invest in publicly traded mutual funds with readily determinable fair values. These Marketable Securities are designed to mitigate volatility in our Consolidated Statements of Income associated with our non-qualified deferred compensation plan. As of January 31, 2026, these Marketable Securities were principally invested in equity-based mutual funds, consistent with the allocation in our deferred compensation plan. To the extent there is a variation in invested funds compared to the total non-qualified deferred compensation plan liability, such fund variance is managed through a stable value mutual fund. We classify these Marketable Securities as current assets because we have the ability to convert the securities into cash at our discretion and these Marketable Securities are not held in a rabbi trust. Changes in these Marketable Securities and deferred compensation plan liabilities are charged to SG&A.

The following tables present the balances and activity of the Company's deferred compensation plan liabilities and related Marketable Securities:

(In thousands)	January 31, 2026		February 1, 2025	
Deferred compensation plan current liabilities	$	1,235	$	4,259
Deferred compensation plan long-term liabilities		12,114		10,011
Total deferred compensation plan liabilities	$	13,349	$	14,270
Marketable securities - mutual funds that fund deferred compensation	$	13,636	$	14,432

(In thousands)	2025		2024		2023	
Deferred compensation liabilities						
Employer contributions, net	$	319	$	305	$	302
Investment earnings		1,247		1,787		1,266
Marketable Securities						
Mark-to-market gains [1]		(1,224)		(1,735)		(1,246)
Net deferred compensation expense	$	342	$	357	$	322

(1) Included in the mark-to-market gains in Fiscal 2025, Fiscal 2024 and Fiscal 2023, we recognized unrealized gains of $0.4 million, $1.0 million and $1.4 million related to equity securities still held at January 31, 2026, February 1, 2025 and February 3, 2024, respectively.

Note 14 – Stock-Based Compensation

On June 20, 2023, our shareholders approved an amendment and restatement of the Shoe Carnival, Inc. 2017 Equity Incentive Plan (as amended and restated, the "2017 Equity Plan"). Pursuant to the amendment and restatement, the number of shares of our common stock available for issuance under the 2017 Equity Plan was increased by an additional 1.8 million shares, the term of the 2017 Equity Plan was extended an additional ten years from the date of shareholder approval, and certain other design changes were made to the plan.

Stock-based compensation includes share-settled awards issued pursuant to our 2017 Equity Plan in the form of restricted stock units, performance stock units, and restricted and other stock awards. Additionally, we recognize stock-based compensation expense for the discount on shares sold to employees through our Employee Stock Purchase Plan and for cash-settled stock appreciation rights ("SARs"). For fiscal years 2025, 2024 and 2023, stock-based compensation expense was comprised of the following:

(In thousands)	2025		2024		2023	
Share-settled equity awards	$	7,281	$	7,413	$	4,897
Stock appreciation rights		0		221		(42)
Employee stock purchase plan		31		63		32
Total stock-based compensation expense	$	7,312	$	7,697	$	4,887
Income tax benefit at statutory rates	$	1,778	$	1,142	$	1,189
Additional income tax (shortfall) benefit on vesting of share-settled awards	$	(458)	$	109	$	846

As of January 31, 2026, there was approximately $8.4 million of unrecognized compensation expense remaining related to our share-settled equity awards. The cost is expected to be recognized over a weighted average period of approximately 1.4 years.

Under the 2017 Equity Plan, we may issue stock units, restricted stock, stock appreciation rights, stock options and other stock-based awards to eligible participants. According to the terms of the 2017 Equity Plan, no further awards may be made from any previously approved equity plans. As of January 31, 2026, there were approximately 1.3 million shares of our common stock available for issuance under the 2017 Equity Plan, assuming that all unmeasured but outstanding performance stock units vest at the maximum level of performance.

Equity awards issued to employees are classified as either performance-based or service-based. Our outstanding performance-based equity awards were granted such that vesting depended on whether Diluted Net Income per Share met an established threshold, target, or maximum level of performance. Diluted Net Income per Share below the threshold level of performance results in complete forfeiture of the award. None of the performance stock units granted in Fiscal 2023 were earned. The performance stock units granted in Fiscal 2024 that were earned based on our actual performance vest in full on March 31, 2027. The performance stock units granted in Fiscal 2025 that were earned based on our actual performance vest in full on March 31, 2028. Other vesting scenarios have been used in prior years and for awards used to incentivize specific employee performance.

Our service-based restricted stock units and restricted stock awards vest under different scenarios based on the year they were granted, as determined and approved by our Board of Directors. The restricted stock units granted in Fiscal 2025 and Fiscal 2024 vest one-half after two years and the remaining half after three years. Restricted stock units granted in Fiscal 2023 vest one-third after two years and two-thirds after three years. For our non-employee Board members and Vice Chairman, all restricted stock awards are issued to vest on January 2nd of the year following the year of the grant. Our Chairman of the Board receives an annual award in which the shares are fully vested upon grant. Awards that contain both performance and service-based conditions require that the performance target be met during the required service period. Other vesting scenarios have been used for employees in prior years and for sign-on awards granted to newly hired employees.

Under the 2017 Equity Plan, recipients of restricted stock, restricted stock units and performance stock units are entitled to receive dividend equivalents, based on dividends actually declared and paid, on such awards, and such dividend equivalents are subject to the same restrictions and risk of forfeiture as the restricted stock, restricted stock units and performance stock units.

Share-Settled Equity Awards

The following table summarizes transactions for our restricted stock units and performance stock units:

	Number of Shares	Weighted-Average Grant Date Fair Value	
Outstanding at February 1, 2025	695,259	$	29.71
Granted	436,031		21.61
Vested	(259,725)		28.79
Forfeited	(75,156)		28.80
Outstanding at January 31, 2026	796,409	$	25.67

The total fair value at grant date of restricted stock units and performance stock units that vested during Fiscal 2025, Fiscal 2024 and Fiscal 2023 was $7.5 million, $1.4 million and $4.8 million, respectively. The weighted-average grant date fair value of restricted stock units and performance stock units granted during Fiscal 2024 and Fiscal 2023 was $32.06 and $24.99, respectively.

The following table summarizes transactions for our restricted stock and other stock awards:

	Number of Shares	Weighted-Average Grant Date Fair Value
Outstanding at February 1, 2025	0	$ 0.00
Granted	34,488	18.85
Vested	(34,488)	18.85
Outstanding at January 31, 2026	0	$ 0.00

The total fair value at grant date of restricted stock and other stock awards that vested during each of Fiscal 2025, Fiscal 2024 and Fiscal 2023 was $0.7 million, $0.5 million and $0.5 million, respectively. The weighted-average grant date fair value of restricted stock and other stock awards granted during Fiscal 2024 and Fiscal 2023 was $36.84 and $21.90, respectively.

Cash-Settled Stock Appreciation Rights

Cash-settled SARs were granted to certain non-executive employees. Each SAR entitles holders, upon exercise of their vested shares, to receive cash in an amount equal to the closing price of our stock on the date of exercise less the exercise price, with a maximum amount of gain defined. The SARs granted during the first quarter of Fiscal 2021 vested and became fully exercisable on March 31, 2022 and any unexercised SARs expired on March 31, 2024. The SARs issued in Fiscal 2021 had a defined maximum gain of $5.00 over the exercise price of $30.94.

The fair value of these liability awards were remeasured, using a trinomial lattice model, at each reporting period until the date of settlement. Increases or decreases in stock-based compensation expense were recognized over the vesting period, or immediately for vested awards. No additional SARs have been granted since Fiscal 2021.

Stock Purchase Plan

In 1995, our Board of Directors and shareholders approved the Shoe Carnival, Inc. Employee Stock Purchase Plan (the "Stock Purchase Plan"). The Stock Purchase Plan reserves 450,000 shares of our common stock (subject to adjustment for any subsequent stock splits, stock dividends and certain other changes in our common stock) for issuance and sale to any employee who has been employed for more than a year at the beginning of the calendar year, and who is not a 10% owner of our common stock, at 85% of the then fair market value up to a maximum of $5,000 in any calendar year. Under the Stock Purchase Plan, 11,000, 6,000 and 9,000 shares of common stock were purchased by plan participants and proceeds to us for the sale of those shares were approximately $172,000, $169,000 and $183,000 for fiscal years 2025, 2024 and 2023, respectively. At January 31, 2026, there were approximately 84,000 shares of unissued common stock reserved for future purchase under the Stock Purchase Plan.

Note 15 – Share Repurchase Program

On December 10, 2025, our Board of Directors authorized a share repurchase program for up to $50 million of our outstanding common stock, effective January 1, 2026 (the "2026 Share Repurchase Program"). The purchases may be made in the open market or through privately negotiated transactions from time to time through December 31, 2026 and in accordance with applicable laws, rules and regulations. The 2026 Share Repurchase Program may be amended, suspended or discontinued at any time and does not commit us to repurchase shares of our common stock. We have funded, and intend to continue to fund, the share repurchase program from cash on hand, and any shares acquired will be available for stock-based compensation awards and other corporate purposes. The actual number and value of the shares to be purchased will depend on the performance of our stock price and other market and economic factors.

The 2026 Share Repurchase Program replaced a $50 million share repurchase program that was authorized in December 2024, became effective January 1, 2025 and expired in accordance with its terms on December 31, 2025. No shares were repurchased during Fiscal 2025 or Fiscal 2024. Shares totaling 230,696 were repurchased during Fiscal 2023 at a cost of $5.4 million.

See Note 10 – "Debt" for a discussion of our Credit Agreement and its restrictions regarding share repurchases.

Note 16 – Litigation and Business Risk

Litigation Risk

From time to time, we are involved in certain legal proceedings in the ordinary course of conducting our business. While the outcome of any legal proceeding is uncertain, we do not currently expect that any such proceedings will have a material adverse effect on our consolidated balance sheets, statements of income, or cash flows.

Business Risk

Three branded suppliers, Nike, Inc. ("Nike"), Skechers U.S.A., Inc. ("Skechers") and Crocs, Inc. ("Crocs"), collectively accounted for approximately 46% of our Net Sales in Fiscal 2025, 48% of our Net Sales in Fiscal 2024 and 45% of our Net Sales in Fiscal 2023. Nike accounted for approximately 24% of our Net Sales in Fiscal 2025, 24% of our Net Sales in Fiscal 2024 and 20% of our Net Sales in Fiscal 2023; Skechers accounted for approximately 13% of our Net Sales in Fiscal 2025, 13% of our Net Sales in Fiscal 2024 and 14% of our Net Sales in Fiscal 2023; and Crocs accounted for approximately 9% of our Net Sales in Fiscal 2025 and 11% of our Net Sales in both Fiscal 2024 and Fiscal 2023. A loss of any of our key suppliers in certain product categories could have a material adverse effect on our business. As is common in the industry, we do not have any long-term contracts with suppliers.

Note 17 – Subsequent Events

Dividends

On March 3, 2026, the Board of Directors (the "Board") approved the payment of a cash dividend to our shareholders in the first quarter of Fiscal 2026. The quarterly cash dividend of $0.170 per share will be paid on April 20, 2026 to shareholders of record as of the close of business on April 6, 2026.

The declaration and payment of any future dividends are at the discretion of the Board and will depend on our results of operations, financial condition, business conditions and other factors deemed relevant by the Board. See Note 10 – "Debt" for a discussion of our Credit Agreement and its restrictions regarding dividend payments and acquisitions.

CEO Transition

On February 24, 2026, Mark J. Worden departed from his position as President and Chief Executive Officer of the Company. In connection with his departure, Mr. Worden resigned as a member of the Board, effective immediately. Mr. Worden's departure was not due to any disagreement with the Company on any matter relating to its operations, policies or practices.

On February 24, 2026, the Board appointed Clifton E. Sifford to serve as our Interim President and Chief Executive Officer. Mr. Sifford will continue to serve as the Vice Chairman of the Board as well. Mr. Sifford was also designated as our principal executive officer, effective as of February 24, 2026.

Pursuant to the terms of the Amended and Restated Employment and Noncompetition Agreement, dated as of November 1, 2024, between the Company and Mr. Worden (the "Employment Agreement"), in connection with his departure, we are providing Mr. Worden with the payments required to be made to him under the terms of the Employment Agreement upon a termination without cause, subject to Mr. Worden complying with the covenants set forth in the Employment Agreement. Mr. Worden also executed and delivered a release of claims against the Company pursuant to the terms of the Employment Agreement. Payments to Mr. Worden included 168,184 shares of our common stock issued to Mr. Worden for the settlement of outstanding equity awards whose vesting accelerated upon his termination and will include a cash payment of $4.8 million. These payments, net of accruals for incentive and stock-based compensation as of January 31, 2026, will have an estimated effect on Net Income per Diluted Share for Fiscal 2026 of approximately $0.20 to $0.22.

Supreme Court Tariff Ruling

In February 2026, the United States Supreme Court issued a ruling striking down certain tariffs previously imposed by the United States executive branch under the International Emergency Economic Powers Act ("IEEPA"). The United States executive branch subsequently instituted additional tariffs under other laws. These actions have resulted in considerable uncertainty regarding the scope and duration of current and potential tariffs and the impact this uncertainty may have on us, including availability and timing of refunds of tariffs paid under IEEPA. We continue to monitor and evaluate tariff policy and assess the potential impact on our business, financial condition, and results of operations. At this time, we cannot reasonably estimate the total financial impact of these events; however, these actions, and any additional tariffs imposed, may materially affect our future results of operations and cash flows.

ITEM 9. **CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

ITEM 9A. **CONTROLS AND PROCEDURES**

Management's Report on Internal Control Over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of January 31, 2026. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on its assessment, management believes that the Company's internal control over financial reporting was effective as of January 31, 2026.

The Company's internal control over financial reporting as of January 31, 2026 has been audited by its independent registered public accounting firm, Deloitte & Touche LLP, as stated in their report, which is included herein.

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures and Changes in Internal Control over Financial Reporting

Our Interim Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of January 31, 2026, that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by us in such reports is accumulated and communicated to our management, including the Interim Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

There has been no significant change in our internal control over financial reporting that occurred during the quarter ended January 31, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Shoe Carnival, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited the internal control over financial reporting of Shoe Carnival, Inc. and subsidiaries (the "Company") as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2026, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended January 31, 2026, of the Company and our report dated March 26, 2026, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Indianapolis, Indiana
March 26, 2026

ITEM 9B. **OTHER INFORMATION**

During the fourth quarter of Fiscal 2025, no members of our Board of Directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) adopted, amended or terminated any contract, instruction or written plan for the purchase or sale of our securities intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) of the Exchange Act or any non-Rule 10b5-1 trading arrangement, as defined in the SEC rules.

ITEM 9C. **DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information concerning our executive officers is included under the caption "Information about our Executive Officers" at the end of PART 1, ITEM 1, "Business" of this Annual Report on Form 10-K. This information is incorporated herein by reference.

We have adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our directors, officers and employees and by the Company that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq Stock Market LLC listing standards applicable to us. A copy of this policy is filed as an exhibit to this Annual Report on Form 10-K.

The additional information required by this Item concerning our Directors, nominees for Director, Code of Ethics, insider trading policies and procedures, designation of the Audit Committee financial expert and identification of the Audit Committee, and concerning any disclosure of delinquent filers under Section 16(a) of the Exchange Act, is incorporated herein by reference to the sections titled "Proposal No. 1 - Election of Directors," "Information Regarding the Board of Directors and Committees," "Social and Environmental Responsibility" and "Principal Shareholders" in our definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item concerning remuneration of our officers and Directors and information concerning material transactions involving such officers and Directors and Compensation Committee interlocks, including the Compensation Committee Report, the Compensation Discussion and Analysis and related compensation tables, is incorporated herein by reference to the sections titled "Executive Compensation," "Director Compensation" and "Information Regarding the Board of Directors and Committees" in our definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item concerning the stock ownership of management and five percent beneficial owners and securities authorized for issuance under equity compensation plans is incorporated herein by reference to the sections titled "Executive Compensation - Equity Compensation Plan Information" and "Principal Shareholders" in our definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item concerning certain relationships and related person transactions and the independence of our Directors is incorporated herein by reference to the sections titled "Transactions with Related Persons" and "Information Regarding the Board of Directors and Committees" in our definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item concerning principal accountant fees and services is incorporated herein by reference to the sections titled "Proposal No. 3 - Ratification of Our Independent Registered Public Accounting Firm" and "Audit Committee Matters" in our definitive Proxy Statement for the 2026 Annual Meeting of Shareholders, which will be filed pursuant to Regulation 14A within 120 days after the end of our last fiscal year.

PART IV

ITEM 15. **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

1. Financial Statements:

The following financial statements of Shoe Carnival, Inc. are set forth in PART II, ITEM 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at January 31, 2026 and February 1, 2025

Consolidated Statements of Income for the years ended January 31, 2026, February 1, 2025, and February 3, 2024

Consolidated Statements of Shareholders' Equity for the years ended January 31, 2026, February 1, 2025, and February 3, 2024

Consolidated Statements of Cash Flows for the years ended January 31, 2026, February 1, 2025, and February 3, 2024

Notes to Consolidated Financial Statements

2. Exhibits:

INDEX TO EXHIBITS

Exhibit No.	Description	Incorporated by Reference To Form	Exhibit	Filing Date	Filed Herewith
3-A	Amended and Restated Articles of Incorporation of Registrant	8-K	3-A	06/27/2022	
3-B	By-laws of Registrant, as amended to date	8-K	3.B	03/17/2023	
4-A	Amended and Restated Credit Agreement, dated as of March 23, 2022, by and among Registrant, the financial institutions from time to time party thereto as Lenders, and Wells Fargo Bank, National Association, as administrative agent, swingline lender and issuing lender, sole lead arranger and sole bookrunner	8-K	4.1	03/24/2022	
4-B	Amended and Restated Security Agreement, dated as of March 23, 2022, by and between the Registrant and Wells Fargo Bank, National Association, as administrative agent	8-K	4.2	03/24/2022	
4-C	Description of the Registrant's Securities registered under Section 12 of the Securities Exchange Act of 1934	10-K	4-C	03/24/2023	
10-A	Lease, dated as of February 8, 2006, by and between Registrant and Big-Shoe Properties, LLC	10-K	10-A	04/13/2006	
10-B	First Amendment to Lease, dated as of June 16, 2015, by and between Registrant and Big-Shoe Properties, LLC	10-K	10-B	03/26/2021	
10-C	Second Amendment to Lease, dated as of April 25, 2019, by and between Registrant and Big-Shoe Properties, LLC	10-K	10-C	03/26/2021	
10-D*	Summary Compensation Sheet				X
10-E*	Non-competition Agreement dated as of January 15, 1993, between Registrant and J. Wayne Weaver (P)	S-1	10-I	02/04/1993	
10-F*	Employee Stock Purchase Plan of Registrant, as amended	10-Q	10-L	09/15/1997	
10-G*	Shoe Carnival, Inc. Amended and Restated 2016 Executive Incentive Compensation Plan, as amended November 1, 2024	10-Q	10.6	12/06/2024	
10-H*	Shoe Carnival, Inc. Amended and Restated 2017 Equity Incentive Plan, as amended November 1, 2024	10-Q	10.5	12/06/2024	
10-I*	Form of 2022 Performance Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	8-K	10.2	03/15/2022	
10-J*	Amended Form of 2022 Performance Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.1	09/06/2024	
10-K*	Form of 2023 Performance Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	8-K	10.1	03/17/2023	
10-L*	Form of 2024 Performance Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	8-K	10.2	03/18/2024	
10-M*	Amended Form of 2024 Performance Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.2	09/06/2024	
10-N*	Form of Restricted Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan (Non-Employee Directors)	10-Q	10.2	09/01/2023	
10-O*	Form of Restricted Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan (Employee Directors)	10-Q	10.3	09/01/2023	
10-P*	Amended Form of Restricted Stock Unit Award Agreement under the Registrant's 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.7	12/06/2024	
10-Q*	Amended Form of Restricted Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	10-Q	10.8	12/06/2024	

10-R*	Form of 2025 Restricted Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	8-K	10.1	03/17/2025	
10-S*	Form of 2025 Performance Stock Unit Award Agreement under the Registrant's Amended and Restated 2017 Equity Incentive Plan (Executive Officers)	8-K	10.2	03/17/2025	
10-T*	Form of Stock Award Agreement under the Amended and Restated 2017 Equity Incentive Plan (Directors)	10-Q	10.1	09/05/2025	
10-U*	Letter Agreement, dated September 30, 2021, between Registrant and Clifton E. Sifford	8-K	10.2	10/05/2021	
10-V*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between Registrant and Mark J. Worden	8-K	10.1	11/04/2024	
10-W*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between Registrant and Marc A. Chilton	8-K	10.2	11/04/2024	
10-X*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between Registrant and Patrick C. Edwards	8-K	10.3	11/04/2024	
10-Y*	Amended and Restated Employment and Noncompetition Agreement dated as of November 1, 2024, between Registrant and Carl N. Scibetta	8-K	10.4	11/04/2024	
10-Z*	Employment and Noncompetition Agreement dated as of September 28, 2025, by and between Registrant and W. Kerry Jackson	8-K	10.1	09/25/2025	
10-AA*	Amended and Restated Employment and Noncompetition Agreement dated as of April 6, 2025, between Registrant and Tanya E. Gordon				X
10-BB*	Form of Sign-On Restricted Stock Unit Award Agreement under the 2017 Equity Incentive Plan	10-Q	10.3	06/02/2023	
10-CC*	Shoe Carnival, Inc. Deferred Compensation Plan, as amended	10-K	10-S	04/10/2014	
10-DD*	Shoe Carnival, Inc. Amended and Restated Executive Incentive Compensation Plan, as amended March 3, 2026	8-K	10.4	03/09/2026	
19	Shoe Carnival, Inc. Insider Trading Policy	10-K	19	03/21/2025	
21	A list of subsidiaries of Shoe Carnival, Inc.				X
23	Written consent of Deloitte & Touche LLP				X
31.1	Certification of Interim Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
31.2	Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				X
32.1	Certification of Interim Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				X
97	Shoe Carnival, Inc. Amended and Restated Incentive Compensation Recovery Policy	10-K	97	03/22/2024	

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document.	X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Document.	X
104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101).	X

*   The indicated exhibit is a management contract, compensatory plan or arrangement required to be filed by Item 601 of Regulation S-K.

ITEM 16. **FORM 10-K SUMMARY**

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shoe Carnival, Inc.

Date: March 26, 2026   By: /s/ Clifton E. Sifford
                                                                                    Clifton E. Sifford
                                                            Interim President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Wayne Weaver J. Wayne Weaver	Chairman of the Board and Director	March 26, 2026
/s/ Clifton E. Sifford Clifton E. Sifford	Vice Chairman, Interim President and Chief Executive Officer and Director (Principal Executive Officer)	March 26, 2026
/s/ James A. Aschleman James A. Aschleman	Director	March 26, 2026
/s/ Andrea R. Guthrie Andrea R. Guthrie	Director	March 26, 2026
/s/ Diane E. Randolph Diane E. Randolph	Director	March 26, 2026
/s/ Charles B. Tomm Charles B. Tomm	Director	March 26, 2026
/s/ W. Kerry Jackson W. Kerry Jackson	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	March 26, 2026

Stock Price Performance Graph

The performance graphs set forth below compare the cumulative total shareholder return on the Company's common stock with the Russell 2000 Index and the S&P Retail Select Industry Index for the period from January 29, 2021 through January 30, 2026 (the last trading date of the Company's Fiscal 2025). The graphs assume that $100 was invested in the Company's common stock and $100 was invested in each of the other indices on January 29, 2021, and assumes reinvestment of dividends. The stock performance shown in the graphs represents past performance and should not be considered an indication of future performance. The performance graphs shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates it by reference into such filing.

Comparison of Cumulative Five Year Total Return

	1/29/2021	1/28/2022	1/27/2023	2/2/2024	1/31/2025	1/30/2026
Russell 2000 Index	$ 100	$ 95	$ 92	$ 95	$ 110	$ 126
S&P Retail Select Industry Index	100	90	80	82	93	100
Shoe Carnival, Inc.	100	142	120	116	122	91





SHOE CARNIVAL
SHOE STATION®

Store Locations as of January 31, 2026

Corporate Management Team

Cliff Sifford*
Interim President,
Chief Executive Officer

Marc Chilton*
SEVP, Chief Operating Officer

Tanya Gordon*
EVP, Chief Merchandising
Officer

Kerry Jackson*
EVP, Chief Financial Officer

Todd Beurman
SVP, Marketing

John Dodson
SVP, Store Operations

Patrick Edwards
SVP, Treasurer Controller

Andrew Gerber
SVP, General Counsel

David Groff
SVP, Supply Chain

Cheryl Lindauer
SVP, Chief Information Officer

Clint Pierce
SVP, GMM

Curtis Wood
SVP, Real Estate, Store
Development, FP&A

Toshia Ashley
VP, Merchandising
Planning & Allocation

Chris Askins
VP, Loss Prevention

James Barnes
VP, Store Operations-
Integrations

Angie Brawdy
VP, Human Resources

Matt Haracz
VP, E-commerce

Steven Meyer
VP, Store Operations

Liz Robison
VP, DMM

Tim Spotila
VP, Store Operations

Brett Wortham
VP, GMM

* Executive Officers

Board of Directors

Wayne Weaver
Chairman of the Board

Cliff Sifford
Vice Chairman of the Board

James Aschleman 1,2*,3

Andrea Guthrie 1,2,3*

Diane Randolph 1,2,3

Charles Tomm 1*,2,4

- (1) Audit Committee
- (2) Compensation Committee
- (3) Nominating and Corporate
  Governance Committee
- (4) Lead Director
- (*) Committee Chair

Corporate Information

Corporate Office
1800 Innovation Point
Fort Mill, SC 29715
803-650-4600
www.shoecarnival.com

Transfer Agent
Computershare
118 Fermwood Ave.
Edison, NJ 08837-3852
732-417-2928



SHOE CARNIVAL®

SHOE STATION®